Back to Contents

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED (As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan & Hartson LLP 875 Third Avenue New York, New York 10022

Back to Contents

EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2007, was EUR 27,978,243,759.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 117 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 117 of Exhibit (d), which is hereby incorporated by reference herein.

2

Back to Contents

4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2007, was EUR 1,667,611,078.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2007, was (in millions):

U.S. dollar		$129
Japanese yen	JPY	64,489
Swiss francs	CHF	273

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Group Management Report”, “Financial Section – Consolidated Financial Statements – Consolidated Income Statement”, “Financial Section – Consolidated Financial Statements – Cash Flow Statement”, “Financial Section – Notes to the Consolidated Financial Statements”, “Financial Section – Unconsolidated Financial Statements – Unconsolidated Profit and Loss Account”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 29 to 45, 46, 49 to 50, 51 to 94, 104 to 105 and 106 to 115 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2007.

3

Back to Contents

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2007.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2007, was EUR 918.1 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-32 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2007, the Federal Republic had external funded indebtedness of US$ 5.04 billion, GBP 0.01 billion, SEK 0.02 billion and CHF 0.02 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp. G-32 to G-35 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

4

Back to Contents

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year (Treasury Discount Papers and Schuldscheindarlehen), outstanding as of December 31, 2007 was EUR 35.3 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-24 to G-31 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2007.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2007.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect to the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

5

Back to Contents

See “The Federal Republic of Germany – Monetary and Financial System – Money Supply and Prices” and “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, pp. G-19 to G-21 of Exhibit (d), which are hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany – The Economy – International Economic Relations”, pp. G-15 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic Germany – The Economy – International Economic Relations”, pp. G-15 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.

6

Back to Contents

This annual report comprises:

(a)	Pages numbered 1 to 9, consecutively,

(b)	The following exhibits:

Exhibit (a)	–	None.

Exhibit (b)	–	None.

Exhibit (c)	–	The latest annual budget for the Federal Republic of Germany (pp. G-24 and G-29 of Exhibit (d) hereto).

Exhibit (d)	–	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2008.

Exhibit (e)	–	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	–	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

7

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 16, 2008.

LANDWIRTSCHAFTLICHE RENTENBANK

By: /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director, Member of the Board of Managing Directors

By: /s/ Martin Middendorf
Name: Martin Middendorf
Title: Vice President

8

Back to Contents

EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-24 and G-29 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2008.

(e)	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

9

Back to Contents

EXHIBIT (c)

Back to Contents

EXHIBIT (d)

Back to Contents

LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 16, 2008, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2007.

Back to Contents

Back to Contents

Back to Contents

Back to Contents

THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 15, 2008 the noon buying rate for cable transfers in New York City payable in euro was EUR 1.00 = $1.5492.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

Back to Contents

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average(1)	High	Low

2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
Quarter ended March 31,

2008	1.5805	1.5278	1.5805	1.4495

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from November 2007 through April 2008, as reported by the Federal Reserve Bank of New York.

2007	High	Low

November	1.4862	1.4435
December	1.4759	1.4344
2008
January	1.4877	1.4574
February	1.5187	1.4495
March	1.5805	1.5195
April	1.6010	1.5568

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

Back to Contents

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The following information is derived from Rentenbank’s press release of May 7, 2008, announcing certain preliminary results for the three months ended March 31, 2008. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2008. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2008 to be announced at a press conference and published in May 2009.

According to preliminary, unaudited results, during the three months ended March 31, 2008, new promotional lending was concluded in an amount of €5.6 million (as compared with €3.6 million during the three months ended March 31, 2007), which represents an increase of approximately 50% compared with the same period in 2007. Growth was fueled by standard promotional loans and securitized lending as well as by special loans granted at particularly low interest rates for special promotional purposes and assistance measures. In the three months ended March 31, 2008, the volume of special loans newly committed was €908 million (as compared with €621 million in the three months ended March 31, 2007).

The issue business and financial performance also developed positively during the first quarter of 2008. According to preliminary, unaudited results, during the three months ended March 31, 2008, the volume of issuances had reached €4.8 billion (as compared with €5.4 billion during the three months ended March 31, 2007), while the total funding requirement for the year ending December 31, 2008 in the medium and long-term issuance business (term of more than 2 years) is expected to amount to €11 billion. The funding spread continued to increase compared to the prior year.

According to preliminary, unaudited results, during the three months ended March 31, 2008, the operating result, in accordance with the German Commercial Code (Handelsgesetzbuch or HGB), grew by 17% to €60.6 million (as compared with €51.8 million during the three months ended March 31, 2007), primarily due to the favorable refinancing conditions.

According to statements of the Board of Managing Directors, Rentenbank is not exposed to the subprime market and is not suffering from payment defaults in the lending business or with respect to individual securities. The turmoil caused by the crisis in the financial markets, however, resulted in temporary measurement corrections in the balance sheet prepared in accordance with the International Financial Reporting Standards. Rentenbank expects to reverse such adjustments no later than at the maturity date, with a positive impact on earnings.

THE FEDERAL REPUBLIC OF GERMANY

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

GROSS DOMESTIC PRODUCT (GDP)

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2007	0.6	3.7
2nd quarter 2007	0.2	2.6
3rd quarter 2007	0.7	2.5
4th quarter 2007	0.3	1.8
1st quarter 2008	1.5	2.6

     Economic growth in the first quarter of 2008 was based on both domestic uses and foreign trade. Gross capital formation, in particular, increased both in a year-on-year comparison and compared to the fourth quarter of 2007. The same was true of final consumption expenditure, but to a lesser extent. Net exports also contributed to growth, but only in a year-on-year comparison.

Source: Statistisches Bundesamt, First release of data on the economic performance in the 1st quarter of 2008, press release of May 15, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__181__811,templat eId=renderPrint.psml).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2007	0.5	2.1
May 2007	0.0	2.1
June 2007	0.0	1.9
July 2007	0.6	2.1
August 2007	-0.1	2.2
September 2007	0.1	2.7
October 2007	0.3	2.8
November 2007	0.5(1)	3.2(1)
December 2007	0.6	3.1(1)
January 2008	-0.3(1)	2.8
February 2008	0.5	2.8
March 2008	0.5	3.1
April 2008	-0.2	2.4

(1)	For reference months November and December 2007 the underlying index values were corrected downwards by 0.1 index points.

Back to Contents

     The relatively low year-on-year rate of price increase in April 2008 was influenced by two specific factors: Compared to the previous year, prices decreased especially for package holidays (-7.2%) and accomodation services (-0.4%). This was mainly due to the early Easter vacation in March 2008; in 2007, Easter was in April (calendar effect). In education, the introduction of tuition fees in some Länder in April 2007 no longer influenced the rate of price increase (basis effect). Each of these two effects lead to a reduction of the year-on-year rate of price increase by 0.2 percentage points.

     The year-on-year rate of price increase in April 2008 was mainly characterized by higher prices for mineral oil products. Despite the strong euro, the world market prices of crude oil are continuing to rise. Excluding the price trend for mineral oil products, the year-on-year rate of price increase would have been 1.7%. Motor fuel prices increased by 8.8% compared to April 2007, while liquid fuel prices climbed 39.8%. The prices of other household energy sources also rose considerably compared to April 2007. In addition, prices of food and non-alcoholic beverages increased by an average of 7.1% year-on-year. The price decrease of 0.2% in April 2008 compared to March 2008 was due to opposite price trends. In particular, there were seasonal month-on-month price decreases for travel, while prices for liquid fuel rose strongly.

Source: Statistisches Bundesamt, Consumer prices in April 2008: +2.4% on April 2007, press release of May 15, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__182__611,templat eId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages(2)

February 2007	9.2	8.7
March 2007	8.9	8.6
April 2007	8.5	8.5
May 2007	8.3	8.5
June 2007	8.1	8.4
July 2007	8.2	8.4
August 2007	8.3	8.3
September 2007	7.9	8.2
October 2007	7.6	8.1
November 2007	7.9	8.0
December 2007	8.0	7.8
January 2008	8.0	7.6
February 2008	8.0	7.4
March 2008	8.0	7.3

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office's telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

Back to Contents

     The number of employed persons increased by approximately 687,000, or 1.8%, in March 2008 compared to March 2007. At the same time, the number of unemployed persons decreased by 540,000, or 14.6%, in March 2008 compared with March 2007.

Sources: Statistisches Bundesamt, Hinweise zur ILO-Arbeitsmarktstatistik ab Berichtsmonat September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeits marktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndi cators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndi cators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Labour market benefiting from favourable short-term economic trend, press release of April 30, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/04/PE08__168__132,templat eId=renderPrint.psml).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to March 2008	January to March 2007

Foreign trade	50.8	49.4
Services	-1.6	-2.5
Factor income (net)	12.7	13.0
Current transfers	-11.6	-10.9
Supplementary trade items	-2.2	-2.5

Current account	48.0	46.5

Source: Statistisches Bundesamt, German exports in March 2008: +0.2% on March 2007, press release of May 8, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__173__51,templateI d=renderPrint.psml).

Back to Contents

LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and warehousing of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of ecological farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “—Understanding with the European Commission”.

Rentenbank’s governing law was amended by the Statute on Reorganization of Covered Bond Rights (Gesetz zur Neuordnung des Pfandbriefrechts or the “Covered Bond Rights Statute”) effective as of July 19, 2005, principally in respect of the issuance of covered bonds in accordance with the new Covered Bond Rights Statute, and by the Statute on the Special-Purpose Fund of the Federal Republic by Landwirtschaftliche Rentenbank and Amendment of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank und zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank) effective as of September 1, 2005, under which Rentenbank will continue to act as trustee for the Federal Republic with respect to funds in the Special-Purpose Fund (Zweckvermögen).

Furthermore, Rentenbank’s governing law was amended by Article 174 of the ordinance dated October 31, 2006 (Neunte Zuständigkeitsanpassungsverordnung vom 31. Oktober 2006) reflecting the change of name of the Federal Ministry of Consumer Protection, Food and Agriculture to Federal Ministry of Food, Agriculture and Consumer Protection.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

We extend credit to German and other European Union public and private sector banks which are active in the financing of agriculture, forestry, horticulture and fishing, both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

Back to Contents

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2007, Rentenbank had total consolidated assets of approximately €88.7 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 96.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

Back to Contents

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management – Board of Managing Directors”, “Management – Advisory Board”, and “Management – General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Kreditwesengesetz or KWG; the “Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany – Financial Supervisory Authority”.

Back to Contents

BUSINESS

Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates, a limited number of German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German and other European Union banks. Our traditional loan portfolio consists primarily of standard promotional loans to financial institutions and accounted for 78.5% of our loan portfolio at December 31, 2007. For a further description of our traditional lending activities, see “- Loan Portfolio” below.

A major portion of our loans to non-financial institutions is the credit facility we have extended to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung) in connection with its implementation of European Union agricultural policies (see “—Short-Term Standard Promotional Loans” below).

Back to Contents

New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis, for medium- and long-term extensions of credit:

	For the Year Ended December 31,

	2007		2006

	(EUR in millions)
Loan commitments(1):	12,202		11,264
Standard promotional loans for agriculture and rural areas		4,300		4,183
Special loans for specific promotional purposes and assistance measures		2,748		2,717
Renewals		5,154		4,364
Securities	4,472		3,254

Total medium- and long-term extensions of credit	16,674		14,518

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special loans for specific promotional purposes portion of our loan portfolio of our standard promotional loans for agriculture at December 31, 2007 and 2006.

	At December 31,

	2007	2006

	(EUR in millions)
Special loans for specific promotional purposes and assistance measures	13,196	11,859
Standard promotional loans for agriculture	48,266	47,692

Total	61,462	59,551

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2007 and 2006.

	At December 31,

	2007	2006

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	16,036	13,741
Medium-term (between one year and five years)	16,343	16,968
Short-term (less than one year)	28,014	27,122
Direct Loans:
Long-term (five years or more)	1	5
Medium-term (between one year and five years)	56	51
Short-term (less than one year)	1,236	1,726

Total	61,686	59,613

Our portfolio of traditional loans consists primarily of medium- and long-term standard promotional loans for agriculture and rural areas and special loans for specific promotional purposes and assistance measures. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2007, totaled €61.5 billion, an increase of 3.2% from €59.6 billion at December 31, 2006. At December 31, 2007, this loan portfolio represented 69.3% of our total assets.

Back to Contents

Our standard promotional loans accounted for 78.5% of our loan portfolio at December 31, 2007, compared with 80.1% of our loan portfolio at December 31, 2006. It is composed of secured and unsecured loans to German and European Union public sector and private sector banks. Landesbanken, public sector universal banks, and Sparkassen, a type of public sector savings bank, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General – Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “- Eligibility of Financial Institutions” below.

Our special loans for specific promotional purposes accounted for 21.5% of our loan portfolio at the end of 2007 compared with 19.9% of our loan portfolio at the end of 2006. They are composed exclusively of secured loans to German public sector and private sector banks. These special medium- and long-term loans are made to German banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,400 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “– Credit Analysis”.

At December 31, 2007, approximately 61.6% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other European Union private sector banks are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to public and private sector banks located in other European Union countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country of the European Union into which we lend.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Loans to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung or “BLE”), the Federal Republic’s agency responsible for implementing European Union agricultural policies, accounted for nearly all of our standard promotional short-term lending to non-financial institutions at December 31, 2007. Under our credit facility with BLE, we provide financing for the purchase and storage of commodity foodstuffs and animal feed. The credit extended to BLE is guaranteed by the Federal Republic. We also provide other financial services to BLE. See “- Activities on Behalf of the Federal Republic and State (Länder) Governments”.

Back to Contents

Special Loan Programs for Specific Promotional Purposes and Assistance Measures

Special loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under one of five special programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other special loan programs on behalf of the Federal Republic and some states (Länder). Borrowers must meet requirements to borrow under one of these programs. Unlike our standard promotional loans, under the special loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through these special loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. These programs and their requirements include:

•	“Agriculture” and “Young Farmers” programs. Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own small farms, (2) meet the definition of a farming operation under the German tax code, and (3) in the case of the “Young Farmers” program, are up to 40 years of age. The use of these loan proceeds is restricted to purchasing or modernizing new farm equipment and buildings, purchasing new land or purchasing an existing farming operation. Loans under these programs are limited to €1,500,000 per person per year (approximately 31.0% of special loans made during the year ended December 31, 2007, were of this type);

•	“Environmental Protection and Sustainability” program. This program was introduced in July, 2005 to finance the conservation of natural resources as well as to improve animal welfare and consumer protection. Reducing environmental pollution in agriculture and promoting renewable energies are the primary goals, as well as providing sustainable improvement in livestock farming and providing financing for capital investments to promote a transparent and consumer-oriented food production process (approximately 14.7% of new special loans made during the year ended December 31, 2007, were of this type);

•	“Rural Development” program. Under this program, we make available medium- and long-term loans to private individuals and companies for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans under this program are limited to €1,500,000 per organization or person per year (approximately 10.8% of special loans made during the year ended December 31, 2007, were of this type);

•	“Rural Structural Measures” program. Under this program, we make available medium- and long-term loans to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructure such as the construction of waste treatment facilities, the development of regional tourism through the construction of parks, harbors, camp grounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and the energy supply. Loans under this program are limited to €7.5 million per entity per year (approximately 18.3% of special loans made during the year ended December 31, 2007, were of this type); and

•	Special loan programs on behalf of the Federal Republic and the states (Länder). Loans under these programs accounted for approximately 25.2% of new special loans made during the year ended December 31, 2007. The significant lending growth in 2007 was due to increased cooperation with some federal states’ development banks which used liquidity facilities for specific promotional purposes in their respective state.

Although we review the applications and the eligibility of the end borrower, special loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our special loan programs. Participating financial intermediaries earn a fixed interest margin set by us (currently 0.75% p.a. which can be increased up to 1.75% p.a. depending on the credit rating of the end-borrower and/or the value of security provided) on loans extended under the special loan programs. Special loans have maturities of four to more than 20 years and, in the case of loans of more than ten

Back to Contents

years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 50% of our special loans have an original maturity of more than ten years. Unlike standard promotional loans, special loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agriculture, forestry, horticulture and fishing industries and rural development, we select financial institutions to whom we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special loan programs, see “- Special Loan Programs for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other European Union banks. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in the European Union, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2007, the securities portfolio accounted for 29.1% of total assets. Of our portfolio of debt securities, at December 31, 2007, 2.5% were issued by public issuers, compared to 3.0% at December 31, 2006.

The following table shows the aggregate book value of our securities portfolio on an unconsolidated basis at December 31, 2007 and 2006.

Securities Portfolio

	At December 31,

	2007	2006

	(EUR in millions)
From public issuers	637	661
From other issuers	25,199	21,419

Total securities	25,836	22,080

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2007, LRB had total assets of €246.8 million.

DSV is a holding company that owns equity interests in companies engaged in agriculture. LRB owns 100% of DSV’s outstanding capital. At December 31, 2007, DSV had total assets of €17.0 million.

Back to Contents

Activities on Behalf of the Federal Republic and State (Länder) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issued loans from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These loans were granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

The Law on Agricultural Disencumbrances was repealed on October 26, 2001. By virtue of the Statute on the Special-Purpose Fund of the Federal Republic by Landwirtschaftliche Rentenbank and for Amendment of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank und zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank) dated August 12, 2005, a one-off withdrawal from the Special-Purpose Fund (Zweckvermögen) was included in the federal budget for the benefit of the agricultural disability insurance institution (landwirtschaftliche Unfallversicherung). The remaining portion of the funds in the Special-Purpose Fund will continue to be available to Rentenbank to issue loans as instructed by the Federal Minister for Food, Agriculture and Consumer Protection.

We also act on behalf of a number of different states (Länder) and the Federal Republic in administering other sponsored loan programs. The state of Thuringia has appointed us to administer a number of programs through which agriculture-related borrowers in Thuringia receive sponsored loans. We earn a fee for administering the program and acting as conduit vehicle but otherwise have no credit exposure to any borrowers other than the state of Thuringia. We also administer sponsored agricultural and rural infrastructure lending for the states of Hesse, Hamburg and Baden-Württemberg. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973.

In addition to providing BLE with financing, we act as agent for BLE in the placement of BLE promissory notes (Schuldscheindarlehen) with investors and provide BLE with current account facilities.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

Back to Contents

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium-Term Note Programme and an A$10 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2007, we issued the equivalent of €11.8 billion of Euro Medium-Term Notes, €51.0 billion of Euro Commercial Paper, €0.6 billion of AUD-Medium-Term Notes and approximately €2.0 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “- Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank, has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting – down from 20 per cent under Basel I guidelines – for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our sources of funds on an unconsolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2007	2006

	(EUR in millions)
International Loans / Promissory notes	1,456.3	971.5
Registered bonds (Namensschuldverschreibungen)	6,060.2	6,966.2
Bearer bonds:
Secured	1,409.3	1,710.1
Unsecured*	63,965.8	60,221.1

Total	72,891.6	69,868.9

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “—Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 90.7% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German states, or Länder, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The loan division applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “- Standard Promotional Loans”.

Back to Contents

We use derivative instruments, such as swaps, forward contracts and options almost exclusively as part of our asset and liability risk management program. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2007, a notional amount of €0.2 billion of liabilities to banks, €0.1 billion of liabilities to customers, €43.8 billion of securitized liabilities and €0.7 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2007, a notional amount of €0.2 billion of loans and advances to banks and €1.0 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming twelve months. We also project the volume of assets in our central clearing account with the Deutsche Bundesbank eligible for borrowing under the standing facilities of the European Central Bank. The marginal lending facility allows us to obtain overnight liquidity from the Deutsche Bundesbank, limited by the aggregate collateral value of our eligible assets. We have used this facility in the past only under exceptional circumstances to cover daily liquidity deficits.

Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Back to Contents

CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2007. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2007

(EUR in millions)(1)

Long-term debt from:
Banks	2,861
Other lenders	3,038

Total long-term borrowings	5,899
Bonds	40,148

Total long-term debt	40,148
Subordinated liabilities	1,060

Total subordinated liabilities	1,060
Equity:
Subscribed capital	135
Reserves(2)	1,910
Revaluation Reserve	-44

Total equity	2,001

Total capitalization	49,108

(1)	On May 15, 2008, the noon buying rate for cable transfers in New York City payable in euro was $1.5492 per €1.00.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2007, Rentenbank’s Core Capital (or Tier I) ratio amounted to 10.4% and its Supplementary Capital (or Tier II) ratio amounted to 6.3%. For a discussion of capital adequacy requirements under the Banking Act, see “Supervision and Regulation – Capital Adequacy Requirements”.

Back to Contents

MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dr. Marcus Dahmen (Vorstandssprecher)
Mr. Hans Bernhardt
Mr. Hans Jürgen Ploog (until June 30, 2008)
Dr. Horst Reinhardt

Dr. Marcus Dahmen replaced Dr. h. c. Uwe Zimpelmann as the spokesman of the Board of Managing Directors effective October 1, 2007.

Dr. Horst Reinhardt was appointed by the Advisory Board to the Board of Managing Directors as a deputy member effective January 1, 2007 and as a full member effective October 1, 2007.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food

Back to Contents

organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Advisory Board:

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Horst Seehofer, Bundesminister für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organizations:	Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsident Werner Hilse Landvolk Niedersachsen – Landesbauernverband e.V., Hannover

Präsident Franz-Josef Möllers Westfälisch-Lippischer Landwirtschaftsverband e.V., Münster

Präsidentin Brigitte Scherb,, Deutscher LandFrauenverband e.V., Berlin

Präsident Norbert Schindler MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e. V., Berlin

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Dr. Peter Traumann, Mitglied des Vorstands, Bundesvereinigung der Deutschen Ernährungsindustrie e. V. Berlin

State Ministers of Agriculture or their permanent official representatives:(1)

Hesse:	Wilhelm Dietzel, Minister für Umwelt, ländlichen Raum und Verbraucherschutz des Landes Hessen, Wiesbaden

Mecklenburg-Western Pomerania:	Dr. Till Backhaus, Minister für Landwirtschaft, Umwelt und Verbraucherschutz des Landes Mecklenburg-Vorpommern, Schwerin

Back to Contents

Saarland:	Stefan Mörsdorf, Minister für Umwelt des Saarlandes, Saarbrücken

Representative of the not-for-profit Trade Unions:	Hans-Joachim Wilms, Stellvertretender Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Berlin

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Ministerialdirektor Dr. Jörg Wendisch, Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Bonn

Representative of the Ministry of Finance:	Ministerialdirigent Berthold Leber, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Dr. Rolf-E. Breuer, former Sprecher des Vorstands and former Vorsitzender des Aufsichtsrates der Deutsche Bank AG, Frankfurt am Main

Dr. Ulrich Brixner, Vorsitzender des Beirats der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Heinrich Haasis, Präsident des Deutschen Sparkassen- und Giroverbandes e. V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on our Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the

Back to Contents

German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Back to Contents

EMPLOYEES

At December 31, 2007, we had 201 employees. Of these, 177, or 88.06% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 24 employees, or 11.94%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 115 employees, or 57.21% of our total staff, are covered by a collective bargaining agreement.

Back to Contents

SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and warehousing of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Wolfgang Reimer and the current deputy is the senior government official Mr. Karl-Heinz Tholen.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including principles relating to capital adequacy and liquidity requirements (the “Principles”). Effective as of January 1, 2007, however, the Principles were replaced by the Regulation concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the Banking Act. See “- Capital Adequacy Requirements” and “- Liquidity and Other Regulatory Requirements” below.

The Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the Banking

Back to Contents

Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to name-related risks (Adressrisiken with respect to material idiosyncratic differences between similar but not identical positions) and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to name-related risks and operational risks are satisfied, provided that the aggregate sum of the name-related risks and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the Banking Act and the Solvency Regulation. The aggregate amount of the name-related risks is calculated on the basis of either the standard approach as to credit risks (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risks provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to name-related risks and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the Banking Act, i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Until January 1, 2008, a banking institution could have opted-out of the above adequacy principles to a certain extent and adhered to certain risk-based capital adequacy rules presently applicable.

Back to Contents

We meet the risk-based capital adequacy rules of the Banking Act. The core of our counterparts are banks (we have no corporate or retail business). Therefore, we expect no substantial effects concerning our risk weighted assets.

Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. These essentially consist of the following:

•	these exposures may not exceed in the aggregate eight times Rentenbank’s Regulatory Liable Capital;

•	no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital; and

•	no single large exposure to a bank’s unconsolidated affiliate may exceed 20% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “- Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Until January 1, 2008, a banking institution could have opted-out of the above liquidity principles to a certain extent and adhered to the liquidity principles applicable so far.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

Back to Contents

•	the regulatory reporting requirements;

•	the large credit exposures calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Advisory Board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

Back to Contents

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the Banking Act may result in criminal and administrative penalties.

Back to Contents

FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“D&T”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of D&T for the year ended December 31, 2007, dated March 12, 2008, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, D&T does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

Back to Contents

GROUP MANAGEMENT REPORT

Economic Environment

Against the backdrop of a slowing world economy, economic growth in the euro zone remained slightly below the high levels of the previous year. The rise in the gross domestic product (“GDP”) came to 2.6% in 2007, down from 2.8% in 2006. Growth was mainly driven by capital expenditures of companies and stronger exports. In contrast to the previous year, private consumption increased at a below average rate. The labor market benefited from the overall positive economic trend in 2007, with the unemployment rate declining to 7.4% on average from 8.3%. Although the prices for oil and other raw materials continued to increase and food prices also went up significantly, consumer prices in the euro zone grew only 2.1% in 2007. The price increase thus remained slightly below the prior-year level (2.2%).

Growth also decelerated in Germany in 2007. The value added tax (“VAT”) increase at the beginning of the year especially dampened private consumption. GDP therefore grew only 2.5%, down from the previous year’s growth rate of 2.9% despite sustained high demand for capital goods and continuously positive growth stimuli from abroad. The increased VAT rate also negatively affected the rate of inflation. On average, the consumer prices in Germany grew by 2.3% in 2007, up from 1.6% a year earlier.

The money and capital markets were characterized by flat and in some cases inverse interest rate curves until well into 2007 before returning to more normal progressions by mid-year. Long-term interest rates increased in particular in the second quarter as fears of inflation surged as a result of high capacity utilization, increased energy and raw material prices, and expectations of high wage increases. During the summer, the number of credit defaults of subprime mortgage loans in the U.S. increased dramatically due to higher interest rates and falling property prices. The sizeable decline in the value of financial products related to these subprime loans initially led to the closure and insolvency of some local U.S. mortgage banks and later turned into a general confidence and liquidity crisis in the international financial sector. Some European banks also suffered from payment difficulties as a result of the crisis. The risk appetite of investors decreased glo bally. Secure government bonds and securities of issuers with high credit ratings became increasingly attractive for investors. Against the backdrop of these developments, long-term interest rates began decreasing starting in mid-year. In the U.S., the capital market returns at year-end were below the prior-year level, while the returns on the European capital markets only slightly exceeded the low interest level at the beginning of the year under review.

In the wake of the financial market crisis, the central banks increasingly focused on potential negative effects on the economy. In spite of higher inflation rates, the U.S. Federal Reserve cut its key lending rate on three occasions to 4.25% in the fall of 2007 in view of the risks to the economy. The European Central Bank (“ECB”), which had raised its main refinancing rate in two steps to 4.0% during the first half of 2007, desisted from raising interest rates further against the backdrop of the financial market crisis and instead carried out a number of money market interventions in order to secure liquidity in the banking sector in view of the turmoil on the money markets.

Business Trend

The business trend of Landwirtschaftliche Rentenbank in 2007 was characterized by overall buoyant new business activity and further improved operating earnings before profit or loss from fair value measurement and hedge accounting as well as before taxes. Rentenbank’s promotional business continued to be marked by a higher lending volume with respect to medium and long-term loans. In line with Rentenbank’s business structure, the balance sheet is predominantly characterized by the portfolio of medium and long-term loans. New promotional loans were granted in an amount of €11.6 billion (as compared with €10.2 billion in 2006), with the increased volume being matched by higher demand for funds from the capital market. New issues in the medium to long-term segment amounted to €11.2 billion (as compared with €9.9 billion in 2006) in the year under review.

The amounts reported in the consolidated balance sheet of Landwirtschaftliche Rentenbank differ only insignificantly from the carrying amounts reported in Rentenbank’s separate financial statements. Total assets of the consolidated subsidiary LR Beteiligungsgesellschaft mbH, Frankfurt/Main, amounted to €246.7 million in 2007 (as compared with €246.4 million in 2006). Total assets of the consolidated subsidiary DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, in which LR Beteiligungsgesellschaft mbH holds a 100% stake, amounted to €17.0 million in 2007 (as compared with €17.3 million in 2006).

Back to Contents

Total Assets and Business Volume

Total assets grew by €6.0 billion or 7.3% to €88.7 billion in 2007 (as compared with €82.7 billion in 2006). Contingent liabilities excluding irrevocable credit commitments amounted to €9.0 million (as compared with €9.7 million in 2006).

In accordance with the competitive neutrality of Landwirtschaftliche Rentenbank, Rentenbank, as a sub-entity of the Group, generally extends credit via other banks. Therefore, the asset side of the balance sheet primarily comprises loans and advances to banks. As of the balance sheet date, this line item amounted to €60.2 billion (as compared with €57.8 billion in 2006), which represents a share of 67.9% (as compared with 69.9% in 2006) in total assets, thus exceeding the prior-year level by €2.4 billion.

Loans and advances to customers declined by €0.5 billion to €1.3 billion (as compared with €1.8 billion in 2006), and financial investments, which almost exclusively comprise bank bonds and notes, increased by €3.7 billion to €26.0 billion (as compared with €22.3 billion in 2006).

The derivatives with positive fair values, which are generally entered into in order to hedge market price risks, increased by €0.3 billion to €1.2 billion (as compared with €0.9 billion in 2006).

On the liability side of the balance sheet, the liabilities to banks grew by €2.2 billion to €11.1 billion (as compared with €8.9 billion in 2006). The carrying amount of overnight and term deposits as well as open market transactions increased by €2.2 billion to €7.3 billion (as compared with €5.1 billion in 2006). The carrying amount of registered bonds and promissory note loans, which are also included in this item, was reduced by €0.4 billion to €3.1 billion (as compared with €3.5 billion in 2006).

Liabilities to customers fell by €0.6 billion to €3.7 billion (as compared with €4.3 billion in 2006). This balance sheet item primarily comprises registered bonds, which are reported with a volume of €3.3 billion (as compared with €3.8 billion in 2006) at year-end.

Securitized liabilities were increasingly used for refinancing purposes in the year under review. After a rise of €3.7 billion or 6.0%, the carrying amount as of the balance sheet date came to €64.9 billion (as compared with €61.2 billion in 2006). The Euro Medium Term Note Programme represents the most important refinancing instrument and amounted to €41.3 billion (as compared with €41.1 billion in 2006). Global bonds registered with the U.S. Securities and Exchange Commission totaled €10.7 billion (as compared with €12.8 billion in 2006) at year-end. The balance of instruments from the Euro Commercial Paper program, which is a part of money market refinancing, increased to €10.4 billion (as compared with €4.4 billion in 2006).

The derivatives with negative fair values, which are generally entered into in order to hedge market price risks, increased by €0.7 billion to €5.7 billion (as compared with €5.0 billion in 2006).

The funds borrowed on the money and capital markets for refinancing purposes were generally entered into on an arm’s length basis.

Provisions grew by €0.2 million to €101.4 million (as compared with €101.2 million in 2006). The gross amount of additions to pension provisions was €5.2 million, and the use of the provisions for current pension benefit payments also amounted to €5.2 million. The present value of the defined benefit obligations was determined on the basis of a discount rate of 5.0% (as compared with 4.3% in 2006).

Financial Performance

Operating earnings before profit or loss from fair value measurement and hedge accounting as well as before taxes developed very well in 2007, especially in view of the turbulent market environment. Interest income, including contributions from fixed-income securities and equity investments, reached €4,805.8 million (as compared with €4,200.2 million in 2006). After deducting interest expenses of €4,606.0 million (as compared with 4,011.6 million in 2006), net interest income came to €199.8 million (as compared with €188.6 million in 2006).

Group earnings before profit or loss from fair value measurement and hedge accounting and before taxes amounted to €145.9 million, up from €137.4 million in 2006.

Back to Contents

The development of the operating results before profit or loss from fair value measurement and hedge accounting and before taxes was encouraging for all segments – Treasury Management, Promotional Business, and Capital Investment – when compared to the previous year.

The increased number of credit defaults of subprime mortgage loans in the U.S. triggered a general liquidity and confidence crisis in the financial sector in the second half of 2007. This resulted in a considerable widening of risk premiums, which in particular had an impact on credit spreads and the costs of hedging instruments with currency swaps. The risk premiums of issuers with high credit ratings, which include the Group of Landwirtschaftliche Rentenbank, remained virtually unchanged or narrowed only slightly. The Group’s operating result before the profit or loss from fair value measurement and hedge accounting and before taxes benefited from the improved margins in new business.

The financial instruments subject to measurement that were entered into by the end of the first half of 2007 were characterized by lower spreads. As the total portfolio of instruments held at year-end had to be measured using dramatically changed market parameters, fair value measurement and measurement under hedge accounting principles led to an overall reduction in value as of the balance sheet date. Accordingly, a measurement loss of €94.4 million (as compared with measurement gain of €38.5 million in 2006) was reported in the consolidated income statement for fiscal year 2007. Transactions with a remaining term to maturity less than one year incurred the highest measurement losses (approximately €60 million), which as such represent hidden reserves.

The abovementioned fluctuations in market value also led to measurement losses with respect to Rentenbank’s promotional business, which is also measured at fair value. This also affected the financial investments that are attributable to promotional business and measured at the stock exchange price applicable as of the balance sheet date. The securities concerned are fixed and non-fixed-income securities, which are also hedged by interest rate swaps. With respect to effective hedges, the fluctuations in interest rates were offset in the consolidated income statement within the corridor permitted under IFRS. The negative trend in credit spreads reflected in prices and the measurement of the unhedged securities led to further losses to be recognized in the revaluation reserve (please refer to the Equity section).

Due to the Group’s buy-and-hold strategy, which can be derived in particular from the status of Rentenbank as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the German Banking Act (Kreditwesengesetz or KWG; the “Banking Act”) and the associated business strategy, these measurement losses are merely of a temporary nature. They will be partially reversed in 2008 and in the following years in the form of measurement gains as a result of changes in market data or a reduction of remaining terms.

No defaults in payment or non-performance events have been identified for any of these financial instruments.

Neither in the fiscal year 2007 nor in 2006 was it necessary to recognize write-downs or impairment losses on loans and advances or financial investments.

Net Income for the Year

The Group’s net income for 2007 amounted to €51.0 million (as compared with €174.4 million in 2006), representing a decline of €123.4 million against the previous year. At €9.5 million, the improved operating result before profit or loss from fair value measurement and hedge accounting was more than compensated by the measurement result, which declined by €132.9 million. The Group’s net income for the year 2007 includes a net loss of €1.1 million attributable to LR Beteiligungsgesellschaft mbH and a net profit of €0.2 million attributable to DSV Silo- und Verwaltungsgesellschaft mbH.

In accordance with the provision that the guarantee reserve (Deckungsrücklage) may not exceed 5% of the nominal amount of the covered bonds outstanding at any time pursuant to Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the decrease in the volume of the bonds subject to cover requirements resulted in a reduction of the guarantee reserve by €40.0 million.

Subject to an outstanding resolution of the responsible corporate bodies, the Group intends to transfer the reduction in the carrying amount of the guarantee reserve of €40 million (as compared with €0.0 million in 2006) and an amount of €31.5 million (as compared with €30.8 million in 2006) from the Group’s net income for the year to the principal reserve (Hauptrücklage) in accordance with

Back to Contents

Section 2 of the Law Governing the Landwirtschaftliche Rentenbank. It is planned to transfer €9.0 million (as compared with €133.3 million in 2006) to other retained earnings. The Group’s net profit remaining after the transfer to reserves will amount to €10.5 million (as compared with €10.25 million in 2006).

Equity

The equity as reported on the balance sheet will amount to €2,000.5 million (as compared with €2,035.9 million in 2006) after the transfers to the principal reserve and the additions to other retained earnings. Equity can be broken down as follows:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million

Subscribed capital	135.0	135.0
Retained earnings	1,899.0	1,858.5
thereof: Principal reserve	317.3	245.8
thereof: Guarantee reserve	369.7	409.7
thereof: Other retained earnings	1,212.0	1,203.0
Revaluation reserve	-44.0	32.1
Group’s net profit	10.5	10.3

Total equity	2,000.5	2,035.9

The equity declined by €35.4 million compared to 2006 as a result of the temporary measurement losses included in other retained earnings and the revaluation reserve. The reduction in the revaluation reserve is mainly attributable to the increase in the risk premiums included in the measurement of the securities portfolio.

Subordinated liabilities decreased by €62.7 million on a net basis. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the Banking Act and do not allow for early repayment or conversion.

The total capital ratio, calculated pursuant to Section 10 (1) of the Banking Act based on Principle I (Grundsatz I), amounted to 16.7% (as compared with 16.7% in 2006) as of December 31, 2007 and thus continued to exceed the legal minimum requirements.

Risk Report

General Principles

Due to the very limited business activity of the subsidiaries and the letter of comfort issued to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Landwirtschaftliche Rentenbank and are therefore managed by Rentenbank. The subsidiaries are funded exclusively by means of Group resources and hence primarily via Rentenbank.

The corporate objective of the Group, derived from Rentenbank’s legal mandate and the corresponding Law Governing the Landwirtschaftliche Rentenbank, is the promotion of agriculture and rural areas. The business activities of the Group are geared towards achieving this goal. It must be ensured that the Group is able to fulfill its promotional mandate at all times in the future.

For the purpose of achieving its corporate objective, Rentenbank must also generate an adequate and, above all, consistent operating result in order to fulfill its mandate and to increase its own funds – as required by regulatory requirements – from Rentenbank’s earnings if no other sources are available. The Group’s risk structure is essentially defined by the framework set by Rentenbank’s Governing Law and its Statutes.

Organization of Risk Management Process

Risk Management

Rentenbank’s Board of Managing Directors has the overall responsibility for risk management. It determines Rentenbank’s overall risk strategy, taking into account the proposals of the Risk Management Committee, which consists of the cross-divisional organizational units. Risk management functions are also performed by the Central Treasury Department and the Central Department for

Back to Contents

Promotional Loan Business. The Risk Manual provides a comprehensive overview of all business risks on the basis of risk management and controlling processes.

The inclusion of transactions in new products, business types, sales channels or new markets requires the adherence to a New Product Process (“NPP”). Within the scope of the NPP, the organizational units concerned analyze the risk level and the main consequences for management.

Risk Controlling

Risk controlling comprises the regular monitoring of the limits determined by the Board of Managing Directors as well as reporting on market price risks, operational risks, liquidity risks, and risk-bearing capacity; risk reporting is based on risk level and regulatory requirements. The Central Department for Promotional Loan Business is responsible for assessing credit risks. The Board of Managing Directors and the Advisory Board are informed about the overall risk situation at least quarterly. The instruments used for risk management and monitoring are subject to constant review and updating.

Internal Audit

The Internal Audit Department is an instrument of, and reports directly to, the Board of Managing Directors. Notwithstanding the Board of Managing Directors’ authority to issue instructions to cause additional reviews to be performed, the Internal Audit Department carries out its duties on its own and independently.

Based on a risk-based review planning, the Internal Audit Department generally reviews and assesses all activities and processes of the Group, including risk management and internal controlling system, on a risk-based and process-independent basis.

Risk Bearing Capacity

An essential part of the risk management system is the definition and monitoring of risk limits, which are based on Rentenbank’s risk-bearing capacity. The concept of risk-bearing capacity was developed in order to provide a statement on the risk situation that takes into account all material risks at Group level. It ensures that the risk-bearing capacity for credit, market price, liquidity, and operational risks is guaranteed at all times. Various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, operational, and liquidity risks with a portion of the aggregate risk cover.

The risk cover under IFRS, as defined by the degree of liquidation, was as follows as of December 31, 2007:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million

Operating result available in the long term	125.0	125.0
+ Retained earnings (other reserves)	40.0	0.0

= Risk cover 1	165.0	125.0

+ Retained earnings (other reserves)	1,172.0	1,203.0
+ Revaluation reserve	-44.0	32.1

= Risk cover 2	1,293.0	1,360.1

+ Retained earnings (principal reserve, guarantee reserve)	687.0	655.5
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	1,134.3	1,197.0

= Risk cover 3	3,249.3	3,347.6

The allocated risk cover under IFRS for credit and market price risks corresponds to the global limits as approved by the Board of Managing Directors. No liquidity risks are taken into account since the Group has sufficient cash funds due to its financial position and may obtain funds in a sufficient amount at any time on the money market or from the German Central Bank (Deutsche Bundesbank).

Back to Contents

Within the framework of the review of the risk-bearing capacity concept, risk cover 1 was increased by €40 million to €165 million as of December 31, 2007. For this purpose, we utilized the item retained earnings (other reserves). An amount of €163 million (as compared with €112 million in 2006) was allocated to the individual risk types as follows:

	Allocated risk cover

	Dec. 31, 2007		Dec. 31, 2006

	€ million	%	€ million	%

Credit risk	90.0	54.5	39.0	31.2
Market price risk	61.0	37.0	61.0	48.8
Operational risk	12.0	7.3	12.0	9.6
Total risk exposure	163.0	98.8	112.0	89.6

Risk cover 1	165.0	100.0	125.0	100.0

The calculation of the potential utilization of the risk cover is based on two risk scenarios. Risk scenario 1 (standard scenario) describes negative changes in the relevant conditions that lead to the planned loan loss allowance not being sufficient to cover potential losses. Risk scenario 2 (stress scenario) reflects conditions that lead to unexpectedly high losses.

Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2007		Dec. 31, 2006

	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	35.4	60.8	6.0	17.1	41.4	54.1	11.7	18.4
Market price risk	17.4	29.9	23.8	68.0	24.3	31.7	41.4	65.1
Operational risk	5.4	9.3	5.2	14.9	10.9	14.2	10.5	16.5
Total risk exposure	58.2	100.0	35.0	100.0	76.6	100.0	63.6	100.0
Risk cover 1 and 2	165.0		125.0		1,293.0		1,360.1
Utilization of risk cover		35.7		31.3		5.9		4.7

Of the total risk exposure in risk scenario 1 and risk scenario 2, 61% and 54%, respectively, relate to credit risks as of December 31, 2007. Market price risks in the banking book account for 30% and 32%, respectively, while operational risks account for 9% and 14%, respectively, of the total risk exposure of the Group. The total risk exposure assuming a standard scenario amounted to €58.2 million (as compared with €35.0 million in 2006) and to €76.6 million (as compared with €63.6 million in 2006) assuming a stress scenario.

Of the risk cover 1 allocated to the individual types of risk, 36% (as compared with 22% in 2006; this figure is calculated based on the risk cover 1 as of December 31, 2007 for comparative purposes) is utilized in a standard scenario. Assuming the stress scenarios, the risk cover would still be sufficient to cover all risks. For risk cover 2, which is mainly composed of other retained earnings, the utilization is 6% (as compared with 5% in 2006; this figure is calculated based on risk cover 2 as of December 31, 2007 for comparative purposes).

The results from the calculations of the risk-bearing capacity reflect the prudent risk policy of the Group. Own funds exceed the risk exposure of the Group.

Risk Categories – Individual Risks

Credit Risk

Definition

The granting of loans and the associated assessment and assumption of credit risk is an essential element of Rentenbank’s business activity.

Back to Contents

Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk subsumes counterparty risk, issuer risk, country risk and structural risk.

The Group’s promotional business is regulated to a large extent by Rentenbank’s Governing Law and its Statutes. Accordingly, loans for the promotion of the agricultural sector, the food industry, and rural areas are generally granted only to banks in the Federal Republic of Germany or in another country of the European Union that are engaged in business with companies in the agricultural sector or the food industry and with companies offering related upstream or downstream activities as well as activities in rural areas. The program-based loans, which require particularly large promotional resources, are limited to Germany as an investment location. Accordingly, the lending business of Landwirtschaftliche Rentenbank is almost exclusively limited to the refinancing of banks and other interbank business. Instruments used are global loans, general refinancing facilities, and specific refinancing loans. The credit risk related to the ultimate borrower is bo rne by such borrower’s principal bank. Risks associated with the ultimate borrower are borne by Landwirtschaftliche Rentenbank only in the case of direct lending business (business with non-banks).

Rentenbank’s Board of Managing Directors has decided to expand the range of promotional activities within the scope of the existing legal restrictions. Accordingly, Rentenbank will provide equity capital to suitable companies in the food and agricultural industries in the future. Rentenbank launched a private equity fund in an amount of €100 million in order to support established companies by acquiring minority shareholdings. These shareholdings are only acquired to a very limited degree and in compliance with the competitive neutrality toward the principal banks.

The Central Treasury Department is responsible for the standard promotional loan business and the securitized promotional loan business as well as for the derivatives business (generally only for hedging purposes). Transactions are only entered into with counterparties from OECD and EU countries with top credit quality.

Organization of the Transactions Subject to Credit Risk

The Board of Managing Directors defines the credit risk strategy on an annual basis and informs the Credit Committee, which is formed by the Advisory Board, about this strategy.

Credit risk monitoring and controlling is based on uniform principles and does not depend on the type of business from which these risks result. The related tasks are performed by the Board of Managing Directors, the Central Department for Promotional Loan Business and the Central Department for Accounting and Controlling. The Central Department for Promotional Loan Business is responsible for establishing and implementing a uniform credit risk strategy and for controlling Rentenbank’s credit risks. This includes, among other things, analyzing credit risks, establishing internal rating categories, creating templates for credit approvals, issuing the back office (or risk management) vote, and controlling credit risks. The Treasury Division represents the front office (or market unit) within the loan business workflow.

In accordance with the Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement or MaRisk), certain tasks have to be performed outside the front office. A number of these so-called back office functions are performed by the Central Department for Promotional Loan Business. It issues the independent second vote for lending decisions, reviews certain collateral within the meaning of the MaRisk provisions, and is responsible for intensified loan management as well as for the management of non-performing loans. Any necessary measures are agreed upon in cooperation with the Board of Managing Directors. The Central Department monitors credit risks on the level of the overall loan portfolio as well as on borrower unit level and is responsible for risk reporting with regard to credit risks. In addition, it is responsible for methodological development, quality assurance, and monitoring the procedures used to identify and quantify cred it risk. The functional and organizational separation of risk controlling and the Central Department for Promotional Loan Business from the Central Treasury Department guarantees independent risk assessment and monitoring. The management and monitoring of credit risks is performed for individual transactions at borrower level as well as at borrower unit level and the level of the overall loan portfolio. In order to control and monitor risks at borrower level, Landwirtschaftliche Rentenbank has defined borrower limits. The overall loan portfolio is managed and monitored by breaking down the counterparty portfolio into its various features, with transactions having similar structures being summarized in several product groups.

Back to Contents

Credit Assessment

The rating category of Landwirtschaftliche Rentenbank, which is determined on the basis of the bank-internal credit ranking and takes into consideration external ratings, is a key risk management instrument for credit risks, which are reflected in the limit system. In addition, current information concerning negative financial data or a deterioration of the economic perspectives of a business partner may initiate a review or an adjustment of the credit ranking as well as an adjustment of the limit.

The internal credit ranking is performed by the Credit Risk Analysis-Domestic Banks and Credit Risk Analysis-Foreign Banks units, which form part of the back office. Individual business partners or types of transactions are allocated to 12 rating categories using an internally determined procedure. LR Rating Category 1+ is the category with the highest credit quality, and LR Rating Category 5- is the category with the lowest credit quality. Only transactions belonging to one of these 10 categories may be entered into. In addition, Rentenbank introduced the rating category 6+ for potential risks and the rating category 6- for exposures that are highly likely to default or exposures already in default. The credit ranking is carried out at least once per year within the context of the review of the financial situation based on annual financial statements or annual reports. The analysis also takes into account key performance indicators, so-called soft facts, the bac kground of the company, and additional supporting data such as membership in a protection scheme or liability mechanisms provided by the government. If available, the credit ratings of the external rating agencies Standard & Poor’s, Moody’s, and Fitch are used to determine credit rankings. Specific business types such as accepting covered bonds (Pfandbriefe) are classified into a specific rating category. In addition, country risks are evaluated separately as a structural risk relevant to Rentenbank. The internal credit ranking procedure is continuously developed and monitored annually.

Quantification of Credit Risk

To ensure the good credit quality of the overall loan portfolio, the Group uses adequate securitization instruments that focus on the credit risk strategy in connection with the risk-bearing capacity concept.

The internal rating category system forms the basis of calculation for measuring potential credit default risks with the help of statistical procedures. In order to determine the cumulative potential default, historical probabilities of default as published by the rating agencies Standard & Poor’s and Moody’s are used. The historical probabilities of default in the Group cannot be taken due to the negligible number of defaults in recent decades. The calculations are made at the end of each quarter and are supplemented by a standard scenario (annual, cumulative, potential default for an observation period of five years related to drawdowns) as well as a stress scenario (annual, cumulative, potential default for an observation period of five years related to limits). In accordance with the risk-bearing capacity concept as set out in the Risk Manual, credit risks are allocated a certain portion of the risk cover. During the year under review, internall y established limits were monitored daily to ensure that they were complied with at all times.

Limitation and Reporting

Risk assumption and risk limitation are key elements of the management of credit risk. Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the Risk Manual and the Group’s risk-bearing capacity. Within this context, limitation is made both at borrower level and at borrower unit level as well as at the level of the overall loan portfolio. The basis for limitation is the credit risk strategy, from which consistent sub-limits are derived.

Based on the proportion of the risk cover made available for credit risks as determined in the Risk Manual (risk-bearing capacity concept), an overall upper limit is calculated for all counterparty limits using statistical methods. In addition, there are country-based credit and transfer limits established, an overall upper limit for securitized promotional lending as well as upper limits for unsecured facilities for each rating category. The upper limit for the direct lending business amounts to 5% of Rentenbank’s total loan volume, as determined by resolution of the Advisory Board.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups by products and maturities. The internal credit ranking procedure represents the central basis for decisions related to the definition of limits. The restriction of the total number of limits granted to a particular business partner is

Back to Contents

determined on the basis of various internal upper grid limits, depending on the financial position of such business partner. In addition, a certain minimum credit quality is required for individual types of business.

The limits granted are monitored on a daily basis, with the back office being responsible for monitoring. The utilization of the limits granted within the context of money and credit transactions is measured on the basis of the relevant carrying amounts. For securitized promotional lending, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values, taking into account collateral provided, if any. The responsible member of the Board of Managing Directors receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are exceeded.

Rentenbank, as a sub-entity of the Group, concluded collateral agreements with material counterparties. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The collateral agreements reduce the utilization of the limits, the cover requirements for credit risks, and the utilization of the limits for large loan exposures (Großkredite).

Credit Risk Report

At each quarter end, a credit risk report is prepared by the Limit System/Reporting department, which is part of the Central Department for Promotional Loan Business (Back Office). The report is submitted to the Board of Managing Directors and to the Credit Committee established by the Advisory Board and complies with MaRisk requirements. This report includes, among other things, quantitative and qualitative information about the performance of the overall loan portfolio, which is monitored on the basis of structural features such as rating categories, collateral, size classes, and maturities. In addition, the report includes statements on the extent of limits granted internally, new business development, foreign promotional business, direct lending business and equity investments, new products, new markets, new sales channels, new countries, and large loan exposures. Comparisons with prior years, changes and comments to these changes, and the performance of coun terparties subject to special monitoring are also included in the report.

Current Risk Situation

The Group is not exposed to the U.S. subprime segment. However, there are a number of business relationships with institutions that have suffered from dramatic decreases in earnings and impairment losses.

The figures are presented to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Contingent liabilities are reported in nominal amounts.

Gross Lending Volume

	Loans and advances to banks		Loans and advances to customers		Derivatives		Investment securities

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	60,075.9	57,735.0	2,393.9	2,312.2	1,192.4	889.0	25,999.5	22,268.3

Cash collateral	0.0	0.0	0.0	0.0	49.4	41.4	0.0	0.0
Covered bonds (Pfandbriefe)	1,120.3	1,982.9	0.0	0.0	0.0	0.0	449.8	616.2
Public-sector covered bonds (Öffentliche Pfandbriefe)	692.9	1,009.0	0.0	0.0	0.0	0.0	1,131.9	1,773.5
State guarantee (Gewährträgerhaftung)	9,238.1	9,246.3	1,123.1	2,052.6	0.0	0.0	4,728.5	282.0
Covered, securitized promotional lending	332.0	459.3	39.7	32.9	0.0	0.0	2,447.2	1,486.0
Assignment of claims	11,016.5	9,744.0	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	37,676.1	35,293.5	1,231.1	226.7	1,143.0	847.6	17,242.1	18,110.6

Back to Contents

The net lending volume represents the unsecuritized portion of the relevant balance sheet item. The risk relating to the amounts reported here depends solely on the credit quality of the counterparty.

Risk Concentration by Country

	Dec. 31, 2007		Dec. 31, 2006

	€ million	%	€ million	%

Banks
Germany	47,003.3	52.4	45,761.4	55.0
Other EU countries	39,277.9	43.8	34,312.8	41.2
OECD countries	351.0	0.4	194.9	0.2

Total banks	86,632.2	96.6	80,269.1	96.4

Other counterparties
Germany	2,051.0	2.3	2,057.9	2.5
Other EU countries	647.4	0.7	655.7	0.8
OECD countries	331.1	0.4	221.8	0.3
Total other counterparties	3,029.5	3.4	2,935.4	3.6

Total	89,661.7	100.0	83,204.5	100.0

Risk Concentration by Currency

	Dec. 31, 2007		Dec. 31, 2006

	€ million	%	€ million	%

EUR	84,609.7	94.4	74,848.3	89.9
CAD	1,299.1	1.4	1,051.3	1.3
JPY	1,012.4	1.1	867.4	1.0
USD	956.5	1.1	2,525.5	3.0
AUD	487.8	0.5	1,873.5	2.3
GBP	365.5	0.4	1,228.5	1.5
CHF	235.6	0.3	94.5	0.1
Other currencies	695.1	0.8	715.5	0.9

Total	89,661.7	100.0	83,204.5	100.0

Group of Institutions

	Dec. 31, 2007		Dec. 31, 2006

	€ million	%	€ million	%

Private-sector banks/other banks	16,139.7	17.9	15,797.6	19.0
Foreign banks	39,628.9	44.2	34,507.7	41.4
Public-sector banks	24,975.5	27.9	24,505.1	29.5
Cooperative banks	5,888.1	6.6	5,458.7	6.6
Non-banks	3,029.5	3.4	2,935.4	3.5

Total	89,661.7	100.0	83,204.5	100.0

Back to Contents

Credit Risk Exposures for each Internal Rating Category in € million

(The rating categories belonging to one particular grade are summarized in the table.)

December 31, 2007

			Rating categories**
		Measurement method*	1	2	3	4	5	6	Total

Loans and advances to banks	Special loans	Amortized cost	163.5	173.5	240.5	20.8	0.0	0.0	598.3
		Fair Value	2,334.0	2,668.9	7,264.1	175.5	0.4	0.8	12,443.7
	Other	Amortized cost	1,421.4	1,768.2	1,657.0	278.8	0.0	191.1	5,316.5
		Fair Value	4,611.9	17,872.1	17,090.3	1,936.8	0.0	206.3	41,717.4
Loans and advances to customers		Amortized cost	2,320.1	3.3	31.0	9.0	0.0	0.0	2,363.4
		Fair Value	30.5	0.0	0.0	0.0	0.0	0.0	30.5
Derivatives		Fair Value	149.1	783.7	194.7	64.9	0.0	0.0	1,192.4
Financial investments		Amortized cost	353.5	0.0	212.2	0.0	0.0	0.0	565.7
		Fair Value	7,038.0	11,043.5	6,622.7	357.2	38.8	333.6	25,433.8

Total			18,422.0	34,313.2	33,312.5	2,843.0	39.2	731.8	89,661.7

December 31, 2006

			Rating categories**
		Measurement method*	1	2	3	4	5	6	Total

Loans and advances to banks	Special loans	Amortized cost	401.8	323.9	651.5	31.4	0.6	0.0	1,409.2
		Fair Value	1,556.6	2,063.0	6,598.9	141.8	2.4	0.0	10,362.7
	Other	Amortized cost	1,174.7	1,662.4	1,788.0	327.8	0.1	2.7	4,955.7
		Fair Value	3,881.7	15,546.7	19,466.1	2,107.5	0.0	5.4	41,007.4
Loans and advances to customers		Amortized cost	2,240.1	4.7	25.8	0.1	0.0	0.0	2,270.7
		Fair Value	31.5	0.0	0.0	10.0	0.0	0.0	41.5
Derivatives		Fair Value	202.8	491.4	192.2	2.6	0.0	0.0	889.0
Financial investments		Amortized cost	418.3	0.0	237.7	0.0	0.0	0.0	656.0
		Fair Value	3,446.1	6,396.4	10,951.9	817.9	0.0	0.0	21,612.3

Total			13,353.6	26,488.5	39,912.1	3,439.1	3.1	8.1	83,204.5

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value” and “available for sale”
**	Within the framework of the internal credit ranking procedure, individual business partners or types of transactions are allocated to six aggregated rating categories using an internally determined procedure. LR Rating Category 1 is the category with the highest credit quality, and LR Rating Category 5 is the category with the lowest credit quality. Only transactions belonging to one of those categories may be entered into. In addition, Rentenbank introduced the rating category 6 for exposures that are highly likely to default and for exposures already in default.

Comparison of the Internal Rating Categories with the Average External Ratings of the Agencies Standard & Poor’s, Moody’s, and Fitch (in € million)

(The rating categories belonging to one particular grade are summarized in the table.)

Back to Contents

December 31, 2007

External Rating Category
Internal rating category	1 AAA to AA+	2 AA to AA-	3 A+ to A	4 A- to BBB+	5 BBB to BBB-	6 B to DDD	Without external rating	Total

1	16,243.0	0.0	0.0	0.0	0.0	0.0	2,179.0	18,422.0
2	7,265.5	20,879.2	289.2	0.0	0.0	0.0	5,879.3	34,313.2
3	0.0	3,238.4	23,237.3	403.8	0.0	0.0	6,433.0	33,312.5
4	0.0	0.0	299.1	2,050.3	2.3	0.0	491.3	2,843.0
5	0.0	0.0	0.0	0.0	38.8	0.0	0.4	39.2
6	0.0	0.0	730.9	0.0	0.0	0.0	0.9	731.8

Total	23,508.5	24,117.6	24,556.5	2,454.1	41.1	0.0	14,983.9	89,661.7

December 31, 2006

External Rating Category
Internal rating category	1 AAA to AA+	2 AA to AA-	3 A+ to A	4 A- to BBB+	5 BBB to BBB-	6 B to DDD	Without external rating	Total

1	10,360.0	465.2	0.0	0.0	0.0	0.0	2,528.4	13,353.6
2	1,983.0	19,298.8	304.5	0.0	0.0	0.0	4,902.2	26,488.5
3	0.0	1,496.9	30,756.7	534.1	0.0	0.0	7,124.4	39,912.1
4	0.0	0.0	104.2	2,965.0	0.0	0.0	369.9	3,439.1
5	0.0	0.0	0.0	0.0	0.0	0.0	3.1	3.1
6	0.0	0.0	0.0	0.0	8.1	0.0	0.0	8.1

Total	12,343.0	21,260.9	31,165.4	3,499.1	8.1	0.0	14,928.0	83,204.5

Provisions for Losses on Loans and Advances

If exposures are at risk of default, Rentenbank recognizes provisions for losses on loans and advances. Currently, Rentenbank does not have any exposures in its portfolio for which specific or general provisions have been recognized. The last default related to loans and advances occurred more than five years ago. Due to the lack of default rates we have not made any further disclosures on provisions or impairment losses.

Standard Scenarios

As of December 31, 2007, the cumulative potential default amounted to €35.4 million (as compared with €6.0 million in 2006). The average potential default in fiscal year 2007 amounted to €14.3 million (as compared with €6.4 million in 2006). In relation to the risk cover for credit risks, the average potential default amounted to 15.9% as of December 31, 2007 (as compared with 7.1% in 2006; this figure is calculated based on the risk cover as of December 31, 2007 for comparative purposes). The maximum utilization was €35.4 million (as compared with €6.5 million in 2006), while the lowest utilization amounted to €6.8 million (as compared with €6.0 million in 2006) in the year under review. Limits were not exceeded in 2006 and 2007.

Stress Scenarios

As of December 31, 2007, the cumulative potential default amounted to €41.4 million (as compared with €11.7 million in 2006).

The total sum of the cumulative potential defaults is also below the limit approved by the Board of Managing Directors for the standard scenario of €90 million.

Back to Contents

Market Price Risk

Definition

Market price risk arises in the form of interest rate risks, foreign exchange risks, and other price risks. It takes into account potential losses related to items held in Rentenbank’s portfolio as a result of changing market prices.

Organization of the Transactions Subject to Market Price Risk

Rentenbank, as a sub-entity of the Group, does not maintain a trading book within the meaning of Section 2 (11) of the Banking Act. Open positions from transactions in the banking book are only entered into to a very limited degree.

The objective of risk management is the identification, qualitative assessment, and controlling of market price risks. Risk controlling focuses on quantifying market price risk, monitoring limits, reporting and controlling.

Quantification of Market Price Risks

The Group’s general policy is to eliminate foreign currency risks and other price risks by means of hedging transactions.

The Group limits interest rate risk by refinancing assets recognized in the balance sheet through liabilities recognized in the balance sheet with matching maturities and by using derivatives to account for any maturity mismatches. Derivatives are generally entered into for hedging purposes on the basis of micro or macro hedge relationships.

Gains or losses from maturity transformation are realized from short-term cash deposits and refinancing and, to a lesser extent, from securities transactions and the lending business.

The risk cover allocated for the market price risk corresponds to the risk limit of €61 million.

Limit € million
Treasury Management	30.0
Promotional Business	31.0

Total	61.0

Standard Scenarios

For all open transactions subject to interest rate risks entered into by the Promotional Business segment and all transactions entered into by the Treasury Management segment, the sensitivity of the present value is calculated each day, assuming a positive parallel shift of the interest rate curves by 100 basis points (Bp). The sensitivity of the present value is calculated separately for the items Treasury Management and Promotional Business and is limited for each item (see table).

Stress Scenarios

In order to estimate risks from extreme market developments, we regularly calculate additional scenarios of interest rate changes individually for the items Treasury Management and Promotional Business. Apart from a further shift in the valuation curve, we also consider scenarios such as steeper and flatter curves in our analysis.

Value at Risk (VaR)

A risk indicator is calculated daily for the Treasury Management segment on the basis of a Value at Risk analysis in accordance with the variance/co-variance approach. The indicator shows the maximum loss from market-related developments assuming a holding period of one day and a prediction accuracy of 99%. The key risk factors for the Treasury Management segment are euro

Back to Contents

interest rates. The value of the portfolio is determined by the interest rate curve for interbank loans (Euribor) and the interest rate curve for derivatives (EONIA). In addition to these interest rate curves, the corresponding volatilities of interest rates and correlations between the interest rates are also taken into account for the VaR calculation. These data are determined using a weighted 250 day history.

Limitation on Reporting

The interest rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. Sensitivity analyses, scenario analyses and VaR analyses as well as back-testing processes are part of risk management and risk controlling. The Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Back Testing

The scenarios in the Treasury Management and Promotional Business segments are regularly validated using historical interest rate trends. To do so, risk-based thresholds are compared with changes in the interest rate curves for short-term interbank loans (Euribor) and derivatives (EONIA) as well as long-term swap rates occurring within 10, 20, and 30 days.

The quality of the VaR model is reviewed daily using a back testing procedure. For this purpose, the daily results arising from the market trend observed on the following day are compared with the forecasted VaR indicator, under the assumption of unchanged positions.

Rentenbank regularly calculates all interest rate-sensitive items for the purpose of validating the interest rate risks at the level of the entire bank. The interest rate risks are determined using a calculation based on the present value. This analysis is performed on a quarterly basis and examines the effects of changes in market interest rates as of a particular date on the visible net income contributions for all future periods by closing all open fixed-interest positions. Finally, the risk values determined for different interest rate change scenarios are analyzed in relation to liable equity in accordance with Section 10 of the Banking Act. This does not result in any material capital charges.

Current Risk Situation

Standard Scenarios

As of December 31, 2007, the market price risk in the Treasury Management and Promotional Business segments amounted to €17.4 million (as compared with €23.8 million in 2006). The average limit utilization in fiscal year 2007 amounted to €17.1 million (as compared with €18.1 million in 2006). This corresponds to an average utilization of 28% (as compared with 30% in 2006). The maximum utilization was €33.8 million, while the lowest utilization amounted to €0.3 million in the year under review. Limits were not exceeded in 2006 and 2007.

Stress Scenarios

As of December 31, 2007, the market price risk from the scenario analysis (positive shift of 50 Bp at the short end and 150 Bp at the long end) in the Treasury Management segment amounted to €20.5 million (as compared with €36.4 million in 2006). In another scenario, the market price risk amounted to €10.3 million (as compared with €5.7 million in 2006) (positive shift of 150 Bp at the short end and 50 Bp at the long end). The market price risk calculated from the scenario analysis (positive shift of 200 Bp) for the Promotional Business segment amounted to €3.7 million (as compared with €4.9 million in 2006). The market price risk for the securities business from the scenario analysis (positive shift of 150 Bp for maturities of up to 90 days, 100 Bp for maturities of up to five years and 50 Bp for maturities of up to ten years) amounted to €0.1 million (as compared with €0.1 million in 2006).

The sum of the market price risks of the Treasury Management and the Promotional Business segments is also below the limit approved by the Board of Managing Directors for the standard scenario of €61 million.

Back to Contents

Value-at-Risk (VaR)

The indicator shows the maximum loss from market-related developments assuming a holding period of one day and a prediction accuracy of 99%. The VaR was calculated at €3.4 million (as compared with €0.5 million in 2006) as of December 31, 2007.

Liquidity Risk

Definition

Liquidity risk is the risk of being unable to meet current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Controlling and Monitoring

The liquidity risks of Rentenbank are monitored daily using a limit for cash balances set by the Board of Managing Directors. Open cash balances for a period of up to one year must remain within the limits of the relevant unused refinancing facilities at the Deutsche Bundesbank. For the purpose of monitoring medium and long-term liquidity, the scheduled maturities are presented for the following 15 years on a quarterly basis.

Stress Scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s cash position. The liquidity scenarios are an integral part of the internal controlling model. They are calculated and monitored on a quarterly basis. The scenario analyses take into account either a price decline in securities belonging to the liquidity reserve, a simultaneous drawdown of all irrevocable credit commitments, or default by a major borrower in the sense of performance risks. For this purpose, the liquidity requirement resulting from the scenarios is added to already known cash flows in order to examine the effects on the solvency of Rentenbank.

The scenarios are regularly reviewed with respect to their significance for Rentenbank and their presentation within the scope of strategic liquidity management.

Liquidity Ratios in accordance with Principle II of the German Banking Act

Pursuant to the regulatory requirements (Principle II of the Banking Act), weighted cash is compared with the weighted payment obligations for the same payment period. The ratios are then extrapolated to encompass the due dates to be observed for reporting purposes. In the 2007 reporting year, the monthly reported liquidity ratio for the period of up to 30 days was between 1.48 and 2.21 (as compared with 1.78 and 3.60 in 2006) and was thus significantly above the 1.0 defined by regulatory requirements.

Current Risk Situation

Rentenbank’s AAA rating along with its short-term refinancing possibilities on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event principal and interest payments are not made when due. In case of a market disruption, liquidity may be raised in the amount of Rentenbank’s unused refinancing facilities at the Deutsche Bundesbank. Furthermore, in order to ensure its solvency, the Group maintains a sizeable portfolio of liquid securities that are not eligible for repo transactions with the Deutsche Bundesbank. The results of the analyses confirm that the Group will be able to meet its payment obligations at all times without restrictions.

Operational Risk

Definition

Operational risk refers to risks arising from non-working or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, operating risks, and event or environmental risks, but does not comprise strategic risks, business risks, and reputational risks.

Back to Contents

Organizational Structure of Operational Risk

The general framework for managing and controlling operational risk governs the procedures to be followed for handling operational risk at Rentenbank.

The Group minimizes operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and trained and qualified personnel. An emergency manual describes the procedures to be followed for disaster prevention measures and in case of an actual disaster event. Further emergency plans govern the procedures to be used for potential business disruptions. Legal risks from business transactions are reduced, insofar as possible, by using standardized contracts. The legal department is consulted at an early stage regarding decisions that could result in legal obligations or benefits for Rentenbank.

Quantification of Operational Risk

Operational risks are quantified within the scope of the risk-bearing capacity concept using a process based on the basic indicator approach according to the Solvency Regulation (Solvabilitätsverordnung or SolvV).

Incident Reporting Data Base

All incidents of Rentenbank are systematically collected and analyzed in an incident reporting database. All current incidents and near-incidents are recorded on a decentralized basis by the relevant operational risk officers. The management of operational risks is performed in the individual business areas. This means that the measures to prevent and limit risks are primarily the responsibility of the organizational units. The analysis and aggregation of incidents as well as the methodological development of the instruments used is part of risk controlling.

Self Assessment

Rentenbank regularly carries out self-assessment procedures. The goal of such self assessment is to make use of knowledge to identify and evaluate risks in the business units in which these risks materialize. Workshops are held in which process-based methods are used to identify potential operational risk scenarios that are then assessed with respect to amount and frequency of incidents. Depending on the risk assessment, additional preventive measures are taken to reduce operational risk.

Reporting Operational Risk

The calculations are carried out on a quarterly basis within the framework of reporting to the Risk Management Committee, the Board of Managing Directors, and the Advisory Board.

Current Risk Situation

No significant single losses (more than €5 thousand) resulting from operational risks occurred in fiscal year 2007.

Outlook

Global economic growth is expected to slow in the current year. Due to the mortgage crisis, economic performance in the U.S. will likely remain subdued; a recession is also no longer ruled out. While dependency of the world economy on the U.S. economy has declined due to the increasing significance of emerging markets in Asia and Eastern Europe, growth momentum in the export-driven European economies is likely to weaken. Export growth could be dampened by slackening growth in world trade volumes as well as a stronger euro. The current inflation risk will continue for the time being due to high raw materials prices, but will be constrained by overall weaker economic growth. In January 2008, the U.S. Federal Reserve cut interest rates by 1.25 percentage points to 3.0% in view of continued uncertainty around the economic trend. Further rate cuts over the remainder of the year cannot be ruled out. The probability of a monetary easing by the ECB continues to be low – at least in the first months of the current year – in view of heightened concerns in the ECB Council concerning higher wage deals. Against the backdrop of the gradual slowdown in economic activity, the Group still expects interest rate levels on the capital markets to remain low despite the persistent threat of inflation for 2008. The overall conditions for our business activities remain positive in general.

Back to Contents

In order to assess our financial position and performance we have prepared comprehensive annual and 3-year plans. The plans consist of forecasts related to the Group’s financial position, financial performance, and costs and include the preparation of cost budgets as well as simulations. The annual plan examines in detail individual factors, while the purpose of the 3-year plan is to show general trends.

The current planning reflects the expectation that new business volume will increase in fiscal years 2008 and 2009, with respect to both the promotional loan business and refinancing within the Group. Against this backdrop and considering the estimated future margins, we have forecasted earnings increases and a stable earnings trend in the individual segments within the framework of financial performance planning. Therefore, the Group expects to achieve prior-year levels with respect to net interest income and the operating result before profit or loss from fair value measurement and hedge accounting and before taxes. The level of net income for the year will be influenced by the performance of market parameters and measurement gains or losses. The trend toward widening credit spreads has increased in the first months of the year so that we expect further charges for the loan portfolio.

Within the scope of the cost planning for the years 2008 and 2009, we took into account future capital expenditures due to regulatory requirements as well as corporate development measures. In spite of a rigorous cost management, the Group expects costs to increase in all functional areas.

The medium to long-term promotional business was characterized by a buoyant credit demand in the first two months of the current fiscal year. The Group believes it will achieve in 2008 the medium and long-term promotional lending volumes reached in 2007, provided market conditions will be similar.

Net interest income remained at the prior-year level in the first weeks of fiscal year 2008. The Group expects this positive trend to continue over the remainder of the year and for at least the prior-year level to be achieved. For the current fiscal year, the Group anticipates an overall satisfying earnings trend, which will enable the Group to account for all identifiable risks as well as to further increase Rentenbank’s capital base and to extend promotional loans at low interest rates at least at the prior-year level.

Report on Events after the Balance Sheet Date

There were no events of material importance after the end of the fiscal year 2007.

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement

	Notes	For the year ended December 31, 2007 € million	For the year ended December 31, 2006 € million

Interest income		4,805.8	4,200.2
Interest expense		4,606.0	4,011.6

Net interest income	31	199.8	188.6
Provision for loan losses/promotional contribution	12, 32	17.4	16.2
thereof recognition for special loan programs		45.5	41.7
thereof amortization for special loan programs		27.9	25.3

Net interest income after provision for loan losses/promotional contribution		182.4	172.4
Fee and commission income		1.0	0.9
Fee and commission expenses		2.0	1.8

Net fee and commission income	33	-1.0	-0.9
Net trading result	34	0.0	0.0
Net result from financial investments	35	1.4	0.0
Administrative expenses	36	39.0	36.1
Net other operating result	37	2.1	2.0
Result from fair value measurement and from hedge accounting	38	-94.4	38.5
Taxes	39	0.5	1.5

Net income for the year		51.0	174.4

	Notes	For the year ended December 31, 2007 € million	For the year ended December 31, 2006 € million

Appropriation of profits
Net income for the year		51.0	174.4
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	40	40.0	0.0
Transfers to retained earnings
a) to principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	40	71.5	30.8
b) to other retained earnings	40	9.0	133.3

Group’s net profit		10.5	10.3

Back to Contents

Consolidated Balance Sheet

Assets	Notes	December 31, 2007 € million	December 31, 2006 € million

Cash and balances with central banks	43	90.8	10.3
Loans and advances to banks	11, 44	60,164.5	57,768.8
thereof promotional contribution		-175.0	-158.3
Loans and advances to customers	11, 45	1,297.6	1,782.1
thereof promotional contribution		-0.1	0.0
Fair value changes of hedged items in a portfolio hedge	46	-121.3	-53.5
Positive fair values of derivative financial instruments	13, 47	1,192.4	889.0
Financial investments	15, 48	25,999.5	22,268.3
Non-current assets held for sale	16, 49	4.7	0.5
Investment property	17, 50	14.0	18.9
Property and equipment	18, 51	24.7	24.3
Intangible assets	19, 52	4.0	3.4
Current income tax assets	21, 53	3.7	3.1
Deferred tax assets	21, 54	1.5	1.8
Other assets	20, 55	1.6	2.4

Total assets		88,677.7	82,719.4

Liabilities and equity	Notes	December 31, 2007 € million	December 31, 2006 € million

Liabilities to banks	22, 56	11,103.8	8,875.0
Liabilities to customers	22, 57	3,687.4	4,284.9
Securitized liabilities	22, 58	64,910.8	61,200.8
Negative fair values of derivative financial instruments	13, 59	5,709.1	4,998.2
Provisions	23, 24, 60	101.4	101.2
Subordinated liabilities	25, 61	1,134.3	1,197.0
Other liabilities	26, 62	30.4	26.4
Equity	27, 29, 40, 63
Subscribed capital		135.0	135.0
Retained earnings		1,899.0	1,858.5
Revaluation reserve		-44.0	32.1
Group’s net profit		10.5	10.3

Total liabilities and equity		88,677.7	82,719.4

Back to Contents

Consolidated Statement of Changes in Equity

Changes in equity for the period from January 1 to December 31, 2007

€ million	Subscribed capital	Retained Earnings	Revaluation reserve	Group’s net profit	Total for 2007

Equity as of Jan. 1, 2007	135.0	1,858.5	32.1	10.3	2,035.9
Appropriation of net profit				-10.3	-10.3
Net income for the year		40.5		10.5	51.0
Change in unrealized gains and losses			-76.1		-76.1

Equity as of Dec. 31, 2007	135.0	1,899.0	-44.0	10.5	2,000.5

Changes in equity for the period from January 1 to December 31, 2006

€ million	Subscribed capital	Retained Earnings	Revaluation reserve	Group’s net profit	Total for 2006

Equity as of Jan. 1, 2006	135.0	1,694.4	19.9	10.0	1,859.3
Appropriation of net profit				-10.0	-10.0
Net income for the year		164.1		10.3	174.4
Change in unrealized gains and losses			12.2		12.2

Equity as of Dec. 31, 2006	135.0	1,858.5	32.1	10.3	2,035.9

Further information as well as analysis of equity is included in Notes (27), (29) and (63).

Back to Contents

Consolidated Cash Flow Statement

	2007 € million	2006 € million

Net income for the year	51	174
Non-cash items included in net income for the year and reconciliation to cash flow from operating activities
Depreciation, amortization, impairment and reversal of impairment of property and equipment, financial investments and investment property	3	3
Expenses for specific securities and loans and advances	18	16
Changes in provisions	0	-1
Gain on disposal of financial investments	-1	0
Net gain/loss on disposal of property and equipment	0	0
Result from fair value measurement and from hedge accounting	94	-38
Net other adjustments	-200	-189

Subtotal	-35	-35

Changes in assets and liabilities from operating activities after adjustment of non-cash items:
Loans and advances to banks	-2,414	-3,180
Loans and advances to customers	485	-341
Positive fair values of derivative financial instruments	-303	1,686
Other assets from operating activities	373	580
Liabilities to banks	2,229	-3,006
Liabilities to customers	-597	145
Securitized liabilities	3,710	4,337
Negative fair values of derivative financial instruments	711	1,091
Other liabilities from operating activities	-135	-13
Interest received	4,799	4,195
Dividends received	7	6
Interest paid	-4,606	-4,011
Income taxes paid	0	0
Net other adjustments	-94	38

Cash flow from operating activities	4,130	1,492

Proceeds from the disposal of:
Financial investments	3,728	2,593
Property and equipment	0	0
Payments for the acquisition of:
Financial investments	-7,766	-4,281
Property and equipment	-1	-1

Cash flow from investment activities	-4,039	-1,689

Subordinated liabilities	0	174
Payments to the Special Purpose Fund and for other measures to promote agriculture protecting the general public interest	-10	-10

Cash flow from financing activities	-10	164

Cash and cash equivalents at end of prior period	10	43

Cash flow from operating activities	4,130	1,492
Cash flow from investing activities	-4,039	-1,689
Cash flow from financing activities	-10	164
Effect of exchange rate differences	0	0

Cash and cash equivalents at end of period	91	10

Back to Contents

The consolidated cash flow statement was prepared using the indirect method and shows the composition of and changes in cash and cash equivalents for fiscal years 2007 and 2006. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The cash flow statement is divided into operating, investing and financing activities.

The consolidated cash flow statement, as an indicator of a bank’s liquidity position, is only of limited informative value. In this respect, we refer to the comments in the Management Report regarding Rentenbank’s liquidity management using internal liquidity calculations and liquidity control pursuant to Principle II (Grundsatz II) of the Banking Act.

Due to the fact that the German Commercial Code (Handelsgesetzbuch or HGB) requires the cash flow statement to be presented in accordance with German Accounting Standard (“GAS”) 2-10 and thus largely correspond to the provisions of IAS 7, we have not presented a separate reconciliation statement to the cash flow statement under IFRS.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Accounting

Accounting Policies

(1)	General Information

(2)	Scope of Consolidation

(3)	Consolidation Methods

(4)	Financial Instruments

(5)	Measurement of Financial Instruments at Fair Value

(6)	Hedge Accounting

(7)	Hybrid Financial Instruments (Embedded Derivatives)

(8)	Currency Translation

(9)	Genuine Repurchase Agreements and Securities Lending Transactions

(10)	Accounting for Leases

(11)	Loans and Advances

(12)	Provision for Loan Losses/Promotional Contribution

(13)	Positive and Negative Fair Values of Derivative Financial Instruments

(14)	Trust Assets/Trust Liabilities

(15)	Financial Investments

(16)	Non-Current Assets Held for Sale

(17)	Investment Property

(18)	Property and Equipment

(19)	Intangible Assets

(20)	Other Assets

(21)	Tax Receivables/Liabilities

(22)	Liabilities

(23)	Provisions for Pensions and Similar Obligations

(24)	Other Provisions

(25)	Subordinated Liabilities

(26)	Other Liabilities

(27)	Equity

(28)	Contingent Liabilities and other Commitments

Notes on the Transition of Accounting to IFRS

(29)	Reconciliation of Equity

(30)	Reconciliation of the Consolidated Income Statement for 2006

Notes to the Consolidated Income Statement

(31)	Net Interest Income

(32)	Provision for Loan Losses/Promotional Contribution

(33)	Net Fee and Commission Income

(34)	Net Trading Result

(35)	Net Result from Financial Investments

(36)	Administrative Expenses

(37)	Net other Operating Result

(38)	Result from Fair Value Measurement and from Hedge Accounting

(39)	Taxes

(40)	Retained Earnings

Back to Contents

Segment Reporting

(41)	Notes on Segment Reporting

(42)	Operating Business Segments (Primary Reporting Format)

Notes to the Balance Sheet

(43)	Cash and Balances with Central Banks

(44)	Loans and Advances to Banks

(45)	Loans and Advances to Customers

(46)	Fair Value Changes of Hedged Items in a Portfolio Hedge

(47)	Positive Fair Values of Derivative Financial Instruments

(48)	Financial Investments

(49)	Non-Current Assets Held for Sale

(50)	Investment Property

(51)	Property and Equipment

(52)	Intangible Assets

(53)	Current Tax Assets

(54)	Deferred Tax Assets

(55)	Other Assets

(56)	Liabilities to Banks

(57)	Liabilities to Customers

(58)	Securitized Liabilities

(59)	Negative Fair Values of Derivative Financial Instruments

(60)	Provisions

(61)	Subordinated Liabilities

(62)	Other Liabilities

(63)	Equity

(64)	Contingent Liabilities and other Commitments

Notes to Financial Instruments

(65)	Financial Instruments in accordance with IAS 39 - Measurement Categories

(66)	Result in accordance with IAS 39 - Measurement Categories

(67)	Fair Value of Financial Instruments

(68)	Derivatives

(69)	Liquidity Analysis

(70)	Maturity Analysis

Other Disclosures

(71)	Capital Management

(72)	Regulatory Capital

(73)	Assets Pledged or Accepted as Security

(74)	Volumes of Foreign Currency Transactions

(75)	Equity Investments

(76)	Related Party Disclosures

(77)	Average Number of Employees

(78)	Auditors’ Fees

Back to Contents

Basis of Accounting

The consolidated financial statements of Landwirtschaftliche Rentenbank were prepared for the first time in accordance with all International Financial Reporting Standards (“IFRS”) required to be applied for fiscal year 2007 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB). They are based on Regulation No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRS were endorsed by the European Union. IFRS encompasses the individual standards designated as IFRSs as well as the International Accounting Standards (“IASs”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”).

IFRS 8 “Operating Segments” was adopted by way of Regulation No. 1358/2007 of November 21, 2007 and is required to be applied beginning with fiscal year 2009. In accordance with the recommendation of the International Accounting Standards Board (“IASB”), we opted for early application of IFRS 8 for these consolidated financial statements. Compared to IAS 14, IFRS 8 mainly results in a change in the definition of reportable segments and the calculation of the Group’s segment results in accordance with the “management approach.” However, these changes will not impact the Group’s financial position or performance due to the prevailing segment structure.

IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions,” which was endorsed by way of Regulation No. 611/2007 of June 1, 2007 and is required to be applied beginning with fiscal year 2008, as well as IFRS 3 “Business Combinations (revised),” IFRIC 12 “Service Concession Arrangements,” IFRIC 13 “Customer Loyalty,” and IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction,” all of which have not yet been adopted by the EU, are not relevant for the Group of Landwirtschaftliche Rentenbank.

The consolidated financial statements up until December 31, 2006 were prepared in accordance with the provisions of the German Commercial Code and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute or RechKredV). The comparative figures for fiscal 2006 included in these consolidated financial statements were prepared in accordance with IFRS due to deviating accounting policies.

Reconciliations and explanations of the effects of the accounting transition on equity and the consolidated income statement are included in Notes (29) et seq.

The required disclosures on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the Risk Report, which is an integral part of the Group Management Report.

The consolidated financial statements, comprising the consolidated balance sheet, the consolidated income statement, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the Group Management Report, were prepared by the Board of Managing Directors of Landwirtschaftliche Rentenbank. Authorization for issue is expected to occur on April 3, 2008, upon adoption of the consolidated financial statements and the Group Management Report by the Advisory Board.

Accounting Policies

(1)	General Information

Accounting and measurement are based on the going concern principle. The going concern principle requires the disclosure of selling prices within the scope of fair value measurement. Selling prices have to be strictly differentiated from liquidation prices, which are only used when the going concern assumption no longer applies. The methods described were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized on an accrual basis. They are recognized and

Back to Contents

reported in the period to which they relate. Premiums and discounts are amortized over the relevant term using the effective interest method and, similarly to accrued interest, are reported in the balance sheet item in which the underlying financial instrument is recognized.

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates and judgments. Estimates and judgments (e.g., for the balance sheet items “financial investments,” “investment property,” “deferred tax assets,” and “provisions”) that are material to the financial statements are explained in the notes to the items concerned.

(2)	Scope of Consolidation

The consolidated financial statements of Landwirtschaftliche Rentenbank for fiscal year 2007 include Rentenbank as the parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (“DSV”, and Rentenbank, DSV and LRB, collectively, the “Group”). A detailed list of the percentage share held by Rentenbank in these companies’ subscribed capital is included in Note (75).

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements due to their minor significance for the assessment of the Group’s financial position and performance. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies for fiscal year 2006, their shares in the Group’s total assets and net income for the year amounted to 0.02% and 0.01%, respectively. The data for the 2007 reporting period is not yet available, but we do not expect any material changes.

(3)	Consolidation Methods

The consolidated financial statements were prepared using uniform accounting policies applicable throughout the Group.

LRB (a subsidiary) is included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1993. On December 31, 2007, LRB’s total assets amounted to €246.7 million (as compared with €246.4 million on December 31, 2006).

DSV (a subsidiary) is included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1998; the remaining shares in DSV were consolidated on the basis of the carrying amounts as of December 31, 2000 (the close of the month in which the shares were purchased). On December 31, 2007, DSV’s total assets amounted to €17.0 million (as compared with €17.3 million on December 31, 2006).

(4)	Financial Instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. The date of recognition is based on the settlement date for spot transactions and on the trade date for derivatives.

Financial instruments are initially measured at fair value. Subsequent measurement of financial assets and liabilities is based on the category to which the items are allocated on the date of acquisition.

Categories of Financial Instruments

Financial Assets/Liabilities at Fair Value through Profit or Loss

Within this category, a distinction is made between financial instruments classified as held for trading and financial instruments that are irrevocably allocated to the sub-category “designated as at fair value.” Financial assets and liabilities of this sub-category are subsequently measured at fair value through profit or loss.

Back to Contents

Only derivatives and financial instruments entered into for the purpose of selling in the near term are classified as held for trading in accordance with IAS 39. The Group only classifies derivatives as held for trading that are generally entered into by Rentenbank (sub-entity of the Group) in its capacity as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the Banking Act in order to hedge market price risks. These derivatives are included in the consolidated balance sheet in the items “positive/negative fair values of derivative financial instruments.”

The sub-category “designated as at fair value” includes those financial assets and liabilities that are matched by derivative hedging instruments within a designated hedging relationship and where hedge accounting principles are not applied pursuant to the Group’s hedging strategy. This prevents accounting mismatches, which would result due to the fact that the hedging instruments are measured at fair value through profit or loss and the hedged items are measured at amortized cost or at fair value with gains and losses recognized directly in equity.

Financial assets and liabilities designated as at fair value are included in almost all items of the consolidated balance sheet in which financial instruments are reported, except in the items “positive/negative fair values of derivative financial instruments.”

Loans and Receivables

The category “loans and receivables” comprises all loans and receivables that are not of a derivative nature, have fixed or determinable payments, are not quoted in an active market, and are not designated as at fair value.

Such loans and receivables are measured at amortized cost, taking into account the amortization of any existing premiums or discounts and other transaction costs using the effective interest method. Any amortized amounts are recognized in net interest income on a daily basis.

Any impairment as a result of a deterioration of credit quality is directly deducted from the carrying amount in accordance with IAS 39.63. The amount of the loss is recognized in profit or loss. The amount of any reversal of an impairment loss is also recognized in profit or loss. In accordance with IAS 39.65, such reversals may not exceed what the amortized cost would have been had the impairment not been recognized on the date the impairment is reversed.

The items included in the “loans and receivables” category are reported in “loans and advances to banks” and “loans and advances to customers.”

Available for Sale

The category “available for sale” includes all non-derivative financial instruments that have not been allocated to one of the other categories for financial assets.

Financial instruments classified as “available for sale” are measured at fair value in accordance with IAS 39.46. Any changes in the fair value are recognized directly in equity (in the revaluation reserve). The fair value is determined on the basis of market prices quoted in an active market. Exceptions are investments in equity instruments and equity-type financial instruments for which there is no active market and whose fair value may not be reliably determined. In the Group, this relates to “equity investments” and “other financial investments,” which are measured at cost in accordance with IAS 39.46 (c).

If available-for-sale financial instruments that are subsequently measured at fair value are impaired, the amounts previously recognized in the revaluation reserve are removed from equity and recognized in profit or loss in accordance with IAS 39.67. The amount of any reversal of an impairment loss is recognized in profit or loss in accordance with IAS 39.70, except for reversals related to equity instruments. If the financial instruments are subsequently measured at cost, an impairment loss is recognized directly in profit or loss in the event of impairment.

The assets classified as “available for sale” are included in the balance sheet item “financial investments.”

Back to Contents

Held to Maturity

The category “held to maturity” includes financial instruments with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity and that cannot be allocated to the “loans and receivables” category. The positive intention and ability to hold investment securities to maturity is documented upon initial recognition and assessed and demonstrated as of each subsequent balance sheet date.

The Group had no premature or detrimental disposals or reclassifications of financial instruments from the “held to maturity” category. Therefore, this category is still available to the full extent in accordance with IAS 39.9.

Financial instruments classified as “held to maturity” are measured at amortized cost in accordance with IAS 39, taking into account the amortization of any differences between purchase and repayment prices on the date of purchase and any other transaction costs using the effective interest method. Amortized amounts are recognized in net interest income on a daily basis.

An assessment was made in accordance with IAS 39.58 as to whether any impairment had occurred. Since no impairment could be identified, no impairment loss had to be deducted from the carrying amount and recognized in profit or loss.

The financial instruments classified as “held to maturity,” which are exclusively attributable to the Capital Investment segment, are primarily used for the investment of capital and reported under “financial investments” in the consolidated balance sheet.

Other Liabilities

In accordance with IAS 39.9, “other liabilities” includes all financial liabilities that are not allocated to “financial assets/liabilities at fair value through profit or loss.”

Items are measured at amortized cost, taking into account the amortization of any premiums or discounts and any other transaction costs using the effective interest method. Amortized amounts are recognized in net interest income on a daily basis.

Financial instruments classified as “other liabilities” are shown on the liabilities side.

(5)	Measurement of Financial Instruments at Fair Value

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction at inception of a contract.

The fair value is determined on the basis of external market prices when there is an active and liquid market for the financial instrument. If there is no liquid market and no market prices are available, the fair value is determined using accepted measurement models based on observable market data. The fair values of all assets and liabilities, including any over-the-counter (“OTC”) derivatives with no market prices, are determined based on parameters from liquid markets.

The fair value of contracts without options is determined on the basis of their discounted expected future cash flows (discounted cash flow (“DCF”) method). In order to ensure risk-based measurement at fair value, the DCF method uses a risk-adjusted discount rate curve. This curve is derived from the risk-free interest rates based on external money market rates for maturities of less than one year and external swap rates for maturities of more than one year plus a credit spread. The credit spreads are calculated on the basis of the credit quality spreads for the transactions entered into during either the last six or twelve months, as there is no external portfolio that matches the Group’s business activities. The credit spreads are calculated and updated in the IT system twice per year, immediately prior to the relevant balance sheet dates. For measurement purposes, the relevant risk-adjusted discount rate curve is determined for each cash flow in accordance with the corresponding credit quality and the currency and used in the calculation.

The determination of fair value for contracts with options is based on accepted option pricing models. Apart from the abovementioned risk-free interest rate curve, volatilities and correlations between observable

Back to Contents

market data are taken into account in the calculation. The models used by the Group are based on the key factors affecting the value of the contracts and on the contracts’ terms and conditions. The Group uses models accepted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin) as indicated by the various measurement issues.

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. The Group only hedges interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the risk-free external interest rate curve plus the constant individual margin of the transaction.

(6)	Hedge Accounting

In accordance with the provisions of IAS 39, derivatives are allocated to the “held for trading” category and hence are always measured at fair value. If hedge accounting or allocation to the category “designated as at fair value” is not applied, the changes in the fair value of the derivative hedging instruments, which are recognized in the consolidated income statement, are not matched with corresponding changes in the value of the hedged items.

In the Group, Rentenbank, as a non-trading book institution, generally enters into derivatives for hedging purposes. Within the framework of asset/liability management, fair value hedges within the meaning of IAS 39 entered into in order to hedge interest rate risk are used, since only such instruments ensure sustainable and effective hedge accounting. The Group does not use cash flow hedges. Currency risks are not taken into account under hedge accounting.

The hedging relationships are documented individually as of the date of inception in order to fulfill the hedge accounting requirements set out in IAS 39. This documentation mainly comprises identification of the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, IAS 39 requires companies to provide evidence of the effectiveness of the hedge. For this purpose, the hedge effectiveness is monitored both at inception (prospective effectiveness) and on a continuous basis (retrospective effectiveness). The prospective effectiveness is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. The retrospective effectiveness is calculated using a regression analysis. A hedging relationship is deemed effective when the slope of the regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25. The regression analysis is based on data from the last six months. Within the context of the transition to IFRS, we used the period-based dollar-offset method until June 30, 2007 for simplification purposes. As of the date of transition, any existing hedging relationships were discontinued and re-designated after one logical second, taking into account the new documentation requirements. Under the dollar-offset method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item are expected to be highly effective in offsetting the changes in fair value of the hedging instrument, and actual results are within a range of 80% to 125%. If a hedging relationship is no longer effective, hedge accounting is discontinued for the corresponding period.

The hedging instruments used under hedge accounting criteria are generally interest rate swaps that were entered into in order to hedge credit, securities or issuing transactions and that fulfill hedge accounting requirements. The special loans with interest subsidies granted under the promotional financing programs were mainly hedged on a portfolio basis (macro hedges) as a result of the small per-transaction volume. The other credit transactions as well as the securities and issuing transactions, which are normally characterized by higher volumes, are hedged specifically on an individual basis (micro hedges).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. After the transactions are entered into, their prospective effectiveness is determined and documented. Retrospective effectiveness is assessed on a half-yearly basis as of the relevant reporting date. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in the result from fair value measurement and from hedge accounting.

Ineffective hedging relationships are not accounted for under hedge accounting principles for the period in which they are ineffective. If the hedged item is still recognized, recognized changes in such item’s

Back to Contents

fair value attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

Items hedged within the context of portfolio-based fair value hedges are allocated to the relevant time bands at the beginning of each hedging period on the basis of the individual expected cash flows. The allocation of macro hedge items (hedged items) to macro swaps (hedging instruments) is normally made for a period of one month. If the new business within a particular time band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and re-designated. Rentenbank’s quarterly time bands have been defined over a total term of approximately ten years. Each time band is allocated interest rate swaps as hedging instruments in accordance with the corresponding net exposure. The amount of the hedged financial assets of the relevant time band is determined with reference to the nominal amount of the hedging instruments.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is included in a separate balance sheet item (“fair value changes of hedged items in a portfolio hedge”). This separate line item is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

All external derivatives are included in the balance sheet under “positive/negative fair values from derivative financial instruments.” The presentation of derivatives included in micro and macro fair value hedges is shown in Notes (47) and (59).

(7)	Hybrid Financial Instruments (Embedded Derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives represent an integral component of the host contract and cannot be traded separately. In accordance with IAS 39, the Group separates embedded derivatives from the host contract upon initial recognition and classifies them as standalone derivatives for accounting purposes under the following circumstances:

•	the hybrid (structured) financial instrument is not already measured at fair value through profit or loss; and

•	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; and

•	the terms of the embedded derivatives meet the definition of a derivative.

The Group hedges structured products through derivatives. It is not permitted to apply hedge accounting requirements to structured financial instruments with embedded derivatives required to be separated from the host contract. In order to avoid accounting mismatches as a result of the normal classification of derivatives and hedged items, all structured products with embedded derivatives required to be separated are generally allocated to the “designated as at fair value” category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the category to which the host contract can be allocated. Pursuant to the hedging strategy of the Group, the structured product is allocated to hedge accounting or to the category “designated as at fair value.” If the structured products are not allocated to the “designated as at fair value” category, the changes of the fair value of the derivative hedging instruments, which are recognized in the income statement, are not matched with corresponding changes in the value of the hedged items.

The allocation of the embedded derivatives required to be separated to the category “designated as at fair value” does not result in a separate presentation of the embedded derivatives.

Back to Contents

(8)	Currency Translation

Any monetary foreign currency items are translated at the closing rate on the balance sheet date. Currency translation differences related to hedged currency exposures are not reported separately in the consolidated income statement. Currency translation differences related to open currency positions from payment settlement accounts are recognized in net trading result.

Non-monetary foreign currency items measured at amortized cost are translated using the rate applicable on the date of purchase. The Group does not measure such items at fair value, meaning that non-monetary items, like monetary items, need not be translated at the closing rate.

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

(9)	Genuine Repurchase Agreements and Securities Lending Transactions

The Group does not enter into repurchase agreements or securities lending transactions other than the Lombard facility with the Deutsche Bundesbank.

(10)	Accounting for Leases

The decisive criterion for the classification and hence the recognition of leases in accordance with IAS 17 is not the legal ownership of the leased asset, but the economic substance of the lease agreement.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group exclusively acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets are primarily vehicles, which hence are not reported on the face of the balance sheet. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases in the Group.

(11)	Loans and Advances

Loans and advances to banks and customers of the Group are accounted for based on their allocation to one of the measurement categories in accordance with IAS 39 or to hedge accounting. Loans and advances classified as “loans and receivables” are recognized at amortized cost. Loans and advances designated as at fair value are carried at fair value.

All special loans granted under the promotional financing programs qualify both as hedges of specific exposures (micro hedges) and as hedges of interest rate risks on a portfolio basis (macro hedges). In accordance with the hedging strategy, specific loan exposures are designated as at fair value. In macro hedge accounting, measurement gains or losses resulting from interest rate risks are reported in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge” as described in Notes (6) and (46). With respect to loans and advances subject to micro hedges, measurement gains or losses attributable to interest rate risks are deducted directly from the carrying amounts.

Loans and advances employed for the investment of the Group’s capital or directly refinanced through liabilities are not hedged by derivatives and are therefore neither accounted for under hedge accounting criteria nor designated as at fair value.

(12)	Provision for Loan Losses/Promotional Contribution

The item “provision for loan losses/promotional contribution” recognized in the consolidated financial statements relates almost exclusively to provision for the discounted interest subsidy of Rentenbank’s special loan programs.

As of each balance sheet date, Rentenbank evaluates whether there is any objective evidence that interest and principal payments may not be made in the full amount as agreed. The evaluation is primarily based on the following criteria:

Back to Contents

•	Default related to interest or principal payments of more than 90 days;

•	Significant downgrade in the internal rating system, resulting in transfer of the exposure to intensified loan management.

The recoverability is determined on an individual basis for large single exposures. Loans and advances of minor significance are reviewed either individually or on a portfolio basis. If no objective evidence of impairment is identified during the individual review of large exposures, they are also tested for impairment on a portfolio basis. For this purpose, loans and advances with similar credit risk profiles are combined to form homogeneous portfolios.

No specific or portfolio-based allowances for losses on loans and advances had to be recognized as of the balance sheet dates for fiscal years 2007 and 2006, since there was no objective evidence indicating credit defaults and no transactions could be identified within the loan portfolio that were likely to default. Loans are extended to banks or other borrowers with top credit quality for the most part.

(13)	Positive and Negative Fair Values of Derivative Financial Instruments

External derivatives are used to hedge market price risks associated with the hedged items. Items are hedged either by allocation to hedge accounting or designation as at fair value. Within the meaning of IAS 39, instruments with a positive fair value are shown as assets and instruments with a negative fair value as liabilities in the relevant balance sheet item.

Based on their allocation to the category “held for trading” the derivatives of the Group are measured at fair value through profit or loss in accordance with the discounted cash flow method or by using models accepted by the regulatory authorities. Current income/expenses as well as the amortized amounts of the upfront payments from the derivative hedging instruments are recognized in net interest income.

(14)	Trust Assets/Trust Liabilities

Trust assets are held in trust by the Group without the Group participating in the assets’ risks and rewards. Trust assets and trust liabilities are not recognized in the balance sheet since they do not meet the definition of assets and liabilities in accordance with IFRS.

(15)	Financial Investments

The item “financial investments” includes bonds and other fixed-income securities, equity investments, and other financial investments.

The Group allocates financial investments to the categories “available for sale,” “held to maturity,” and “designated as at fair value” depending on the hedging strategy.

Financial investments classified as “available for sale” are measured at fair value. Gains or losses from subsequent measurement at fair value are recognized in the “revaluation reserve” directly in equity. If hedge accounting is applied, the fair value changes attributable to interest rate fluctuations are not recognized in the revaluation reserve, but through profit or loss in the “result from fair value measurement and from hedge accounting.” Equity investments and other financial investments are carried at cost as these items relate to unlisted companies and hence a reliable estimate of their fair value is not possible.

Held-to-maturity securities are carried at amortized cost.

Securities designated as at fair value are recognized at fair value through profit or loss.

As of each balance sheet date, the financial investments are subjected to an impairment review. With respect to available-for-sale financial investments, the Group assesses whether there is a risk of payment default or of a reduction of the contractually agreed amount on the basis of internal rating classifications and any changes to these. Securities of the “held to maturity” category are assessed to determine whether they had been in default for more than 90 days as of the date of assessment and whether the rating was downgraded significantly. A separate impairment review is not performed for securities designated as at fair value as these securities are measured at fair value, and any impairment losses are already included in the fair value and recognized through profit or loss.

Back to Contents

The impairment review of financial investments did not result in any impairment losses required to be recognized as of December 31, 2007 or December 31, 2006.

(16)	Non-Current Assets Held for Sale

The item “non-current assets held for sale” is used in the Group when assets are intended to be disposed within a year and the disposal is highly probable. The assets recognized as of the balance sheet date comprise two properties that are suitable for sale and are available for immediate sale.

The assets are recognized at the lower of their carrying amount or fair value less costs to sell. Costs to sell are taken into account in the calculation of the carrying amount. The carrying amounts of the assets are determined prior to reclassification to the item “non-current assets held for sale.”

Write-downs are recognized as impairment losses.

Non-current assets held for sale may no longer be depreciated or amortized after they have been classified as such.

(17)	Investment Property

Investment property is held to earn rentals.

In accordance with the option provided by IAS 40.30, investment property, like property, plant and equipment, is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(18)	Property and Equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Items of property and equipment are depreciated on a straight-line basis. They are reviewed for impairment as of each balance sheet date.

Low-value assets with worth up to €5,000 are immediately recognized as expenses due to lack of materiality.

(19)	Intangible Assets

Intangible assets are divided into internally generated and purchased software. They are recognized in accordance with IAS 38.

Purchased software is recognized at amortized cost, while internally generated software is recognized at cost. Intangible assets are amortized on a straight-line basis over a period of four years. Impairment losses are recognized in the income statement.

(20)	Other Assets

The balance sheet item “other assets” includes assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the assets’ nominal value.

(21)	Tax Receivables/Liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/liabilities and exclusively relate to the consolidated subsidiaries LRB and DSV. Current tax assets are calculated using the currently applicable tax rates upon which the tax authorities base payment of the tax refund. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base.

Back to Contents

(22)	Liabilities

Liabilities include “liabilities to banks,” “liabilities to customers,” and “securitized liabilities.”

Financial liabilities are accounted for based on their allocation to one of the measurement categories in accordance with IAS 39 or to hedge accounting. Financial liabilities designated as at fair value are recognized at fair value through profit or loss. Liabilities classified as “other liabilities” are measured at amortized cost. With respect to liabilities accounted for using hedge accounting criteria, measurement gains or losses attributable to interest rate risks are directly deducted from the carrying amounts through profit or loss.

(23)	Provisions for Pensions and Similar Obligations

The Group only maintains defined benefit plans, which are funded internally. There are three different defined benefit plans depending on the date of entry of the employee. The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. Individual agreements on retirement benefit obligations have been concluded with the members of the Board of Managing Directors. The benefits to be paid have been committed to by way of agreement.

The amount to be recognized as a provision for defined benefit obligations is based on the present value of the total pension obligations, taking into account unrecognized actuarial gains and losses, less any unrecognized past service cost, if applicable. The amount of the pension obligations is determined annually by an independent actuary pursuant to the projected unit credit method. The rate used to discount the pension obligations is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining terms to maturity matching those of the pension obligations.

Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters. If, as of the balance sheet date, actuarial gains or losses exceed 10% of the amount of the pension obligations, the difference is amortized over the expected average remaining working life and recognized in profit or loss. Actuarial gains or losses within the 10% corridor are not taken into account. The notes to the balance sheet include separate disclosures (see also Note (60)).

(24)	Other Provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the corresponding income statement items.

(25)	Subordinated Liabilities

Subordinated liabilities are recognized at amortized cost or, if they are allocated to hedge accounting or designated as at fair value, at fair value (based on interest rate changes).

(26)	Other Liabilities

The balance sheet item “other liabilities” includes the amounts measured for outstanding commitments related to the special loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. They are recognized at cost, which corresponds to the liabilities’ nominal value.

(27)	Equity

“Subscribed capital” represents paid-in capital. “Retained earnings” comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the HGB financial statements as of December 31, 2005, as well as other retained earnings, which include the gains and losses from the change in accounting policies. Changes in the fair value of available-for-sale securities are recognized in the revaluation reserve.

Back to Contents

(28)	Contingent Liabilities and other Commitments

Contingent liabilities in accordance with IAS 37.10 are possible obligations whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. In addition, contingent liabilities may result in a present obligation that is not expected to result in an outflow of resources embodying economic benefits and whose amount cannot be measured with sufficient reliability. These contingent liabilities are not recognized as liabilities in the balance sheet in accordance with IAS 37.27, however they are disclosed in the consolidated financial statements (see also Note (64)).

Notes on the Transition of Accounting to IFRS

(29)	Reconciliation of Equity

HGB as of December 31, 2005 to IFRS as of January 1, 2006

	HGB as of Dec. 31, 2005 € million	Change due to transition to IFRS € million	IFRS as of Jan. 1 2006 € million

Loans and advances	56,440.1	-276.7	56,163.4
Positive fair values of derivative financial instruments	0.0	2,575.0	2,575.0
Financial investments	20,339.1	657.9	20,997.0
Non-current assets held for sale	0.0	0.0	0.0
Investment property	0.0	18.6	18.6
Property and equipment	20.6	4.7	25.3
Other	179.6	-129.3	50.3

Total assets	76,979.4	2,850.2	79,829.6

Liabilities	74,867.2	-927.1	73,940.1
Negative fair values of derivative financial instruments	0.0	3,907.1	3,907.1
Provisions	259.3	-157.5	101.8
Fund for general banking risks	890.0	-890.0	0.0
Other	166.2	-144.9	21.3

Total liabilities	76,182.7	1,787.6	77,970.3

Total assets less liabilities	796.7	1,062.6	1,859.3

Subscribed capital	135.0	0.0	135.0
Retained earnings	651.7	1,042.7	1,694.4
Revaluation reserve	0.0	19.9	19.9
Group’s net profit	10.0	0.0	10.0

Total equity	796.7	1,062.6	1,859.3

Back to Contents

HGB as of December 31, 2006 to IFRS as of December 31, 2006

	HGB as of Dec. 31, 2006 € million	Change due to transition to IFRS € million	IFRS as of Dec. 31, 2006 € million

Loans and advances	60,339.8	-842.4	59,497.4
Positive fair values of derivative financial instruments	0.0	889.0	889.0
Financial investments	22,006.8	261.5	22,268.3
Non-current assets held for sale	0.0	0.5	0.5
Investment property	0.0	18.9	18.9
Property and equipment	20.4	3.9	24.3
Other	144.1	-123.1	21.0

Total assets	82,511.1	208.3	82,719.4

Liabilities	80,260.3	-4,702.6	75,557.7
Negative fair values of derivative financial instruments	0.0	4,998.2	4,998.2
Provisions	277.0	-175.8	101.2
Fund for general banking risks	981.0	-981.0	0.0
Other	165.1	-138.7	26.4

Total liabilities	81,683.4	-999.9	80,683.5

Total assets less liabilities	827.7	1,208.2	2,035.9

Subscribed capital	135.0	0.0	135.0
Retained earnings	682.4	1,176.1	1,858.5
Revaluation reserve	0.0	32.1	32.1
Group’s net profit	10.3	0.0	10.3

Total equity	827.7	1,208.2	2,035.9

The changes in loans and advances, financial investments, and liabilities mainly resulted from the measurement of financial instruments at fair value due to the allocation to one of the measurement categories and/or to hedge accounting.

We elected to apply the exemption as stipulated in IFRS 1.25A and allocated financial instruments already recognized in the balance sheet to the category “designated as at fair value.” The fair value of these assets as of January 1, 2006 amounted to €37,057.8 million (as compared with HGB carrying amount of €36,957.3 million), and the fair value of the liabilities amounted to €50,643.1 million (as compared with HGB carrying amount of €51,040.4 million).

In contrast to HGB, derivative financial instruments that are part of hedging relationships must be recognized in the IFRS balance sheet and measured at fair value.

Tangible fixed assets under HGB are divided into owner-occupied “property and equipment,” “investment property,” and “non-current assets held for sale” under IFRS. Land included in owner-occupied property and equipment as well as investment property measured at cost under HGB were measured at fair value as of the date of transition in accordance with IFRS 1.16 and IFRS 1.18(a). These newly calculated fair values are used as deemed cost applicable as of such date.

Back to Contents

The revaluation of land in the opening IFRS balance sheet led to the following cost (in € million):

	Cost HGB	Adjustments due to fair value measurements	Cost (IFRS)

Land	3.6	23.3	26.9

The cumulative actuarial gains and losses from all defined benefit commitments to employees that had arisen by the date of transition were fully recognized in accordance with IFRS 1.20.

In accordance with IFRS, a reserve for general banking risks may only be recognized within the framework of the appropriation of profits. Therefore, we reclassified the fund for general banking risks to “retained earnings.”

The item “other” on the assets side comprises cash and balances with central banks, intangible assets, current income tax assets, deferred tax assets, and other assets. The item “other” on the liabilities side includes other liabilities. Trust assets and liabilities that were reported in this item under HGB may not be recognized in the balance sheet under IFRS.

The differences resulting from the reconciliation of equity arising on first-time application of IFRS were recognized in retained earnings, except for those relating to financial instruments classified as “available for sale,” which were recognized in the revaluation reserve.

(30)	Reconciliation of the Consolidated Income Statement for 2006

	HGB 2006 € million	Change due to transition to IFRS € million	IFRS 2006 € million

Net interest income	183.1	5.5	188.6
Provision for loan losses/ promotional contribution	17.1	-0.9	16.2

Net interest income after provision for loan losses/promotional contribution	166.0	6.4	172.4

Net fee and commission income	-0.9	0.0	-0.9
Administrative expenses	37.8	-1.7	36.1
thereof personnel expenses	26.1	-1.8	24.3
Net other result	-86.2	88.2	2.0
Result from fair value measurement and from hedge accounting	0.0	38.5	38.5
Taxes	0.1	1.4	1.5

Net income for the year	41.0	130.0	174.4

In order to ensure the comparability between HGB and IFRS, the additions to the provision for the interest subsidy and the use of this provision were reclassified in accordance with HGB from “net other result” and “net interest income,” respectively, to “provision for loan losses/promotional contribution.” This mainly relates to future expenses for the special loans. In contrast to HGB, the interest subsidy and the lump-sum administrative costs of the special loans are reported on a discounted basis under IFRS.

The changes in “net interest income” primarily result from the amortization of premiums/discounts and upfront payments.

The accounting policy used under HGB for additions to the fund for general banking risks, which were recognized as an expense in the amount of €91 million and included in “net other result,” does not comply with IFRS requirements. Under IFRS, any net income is transferred to “retained earnings” within the framework of the appropriation of profits.

Back to Contents

Notes to the Consolidated Income Statement

(31)	Net Interest Income

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Interest income from
Loans and advances to banks and customers	3,180.5	2,455.4	725.1
Derivative financial instruments	515.5	878.9	-363.4
Other	11.0	4.6	6.4
Current income from
Shares and other non-fixed-income securities	1,091.7	855.6	236.1
Equity investments	7.1	5.7	1.4

Total interest income	4,805.8	4,200.2	605.6

Interest expenses for
Liabilities to banks and customers	1,231.3	975.7	255.6
Securitized liabilities	2,748.0	2,408.1	339.9
Derivative financial instruments	581.7	586.1	-4.4
Subordinated liabilities	43.6	40.8	2.8
Other	1.4	0.9	0.5

Total interest expenses	4,606.0	4,011.6	594.4

Net interest income	199.8	188.6	11.2

(32)	Provision for Loan Losses/Promotional Contribution

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Expenses for promotional contribution	45.5	41.7	3.8
Income from the amortization of promotional contribution	27.9	25.3	2.6
Recoveries on loans and advances previously written off	0.2	0.2	0.0

Provision for loan losses/promotional contribution	17.4	16.2	1.2

The item “provision for loan losses/promotional contribution” includes the discounting of the future expenses for the special loans made at the drawdown date (recognition) as well as their amortization over the remaining term. There are no further allowances or provisions for loan losses. The marginal defaults from the past have already been written off.

(33)	Net Fee and Commission Income

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Fee and commission income from
Trustee loans and pass-through loans	0.1	0.1	0.0
Other	0.9	0.8	0.1
Total fee and commission income	1.0	0.9	0.1

Fee and commission expenses for
Custody fees	1.6	1.4	0.2
Loan brokerage	0.1	0.1	0.0
Other	0.3	0.3	0.0
Total fee and commission expenses	2.0	1.8	0.2

Net fee and commission income	-1.0	-0.9	-0.1

Back to Contents

(34)	Net Trading Result

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Net trading result	0.0	0.0	0.0

Total	0.0	0.0	0.0

Rentenbank, as a sub-entity of the Group, does not maintain a trading book within the meaning of regulatory provisions. Net trading result includes the gains and losses arising on the translation of open foreign currency positions, which result from the translation of current account balances, into the reporting currency. The currency translation differences of closed foreign currency positions resulting from fair value measurement are reported in the “result from fair value measurement and from hedge accounting.”

(35)	Net Result from Financial Investments

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Proceeds from disposal	1.4	0.0	1.4

Total	1.4	0.0	1.4

Net result from financial investments almost exclusively relates to income from the unscheduled repayment of available-for-sale securities by the issuer in the amount of €1.4 million (as compared with €0.0 million in 2006).

(36)	Administrative Expenses

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Other administrative expenses for
Personnel expenses	25.0	24.3	0.7
Public relations	2.0	1.9	0.1
IT and machinery	2.0	1.1	0.9
Postage/telephone/office material and
IT information services	1.7	1.4	0.3
Audit expenses, contributions, donations	1.2	1.1	0.1
Occupancy expenses	1.0	0.9	0.1
Miscellaneous administrative expenses	2.7	2.6	0.1
Total other administrative expenses	35.6	33.3	2.3

Depreciation and amortization of
Intangible assets	2.1	1.4	0.7
thereof internally generated software	1.8	1.2	0.6
Residential and office buildings	0.5	0.5	0.0
IT equipment	0.4	0.6	-0.2
Office equipment and vehicles	0.2	0.2	0.0
Technical and other equipment	0.2	0.1	0.1
Total depreciation and amortization	3.4	2.8	0.6

Total administrative expenses	39.0	36.1	2.9

Miscellaneous administrative expenses include lease expenses in the amount of €38.8 thousand (as compared with €27.0 thousand in 2006). Future minimum lease payments due within one year totaled €16.6 thousand (as compared with €17.0 thousand in 2006), payments due between one and five years amounted to €19.9 thousand (as compared with €14.5 thousand in 2006), and payments due after more than five years totaled €1.0 thousand (as compared with €0.0 thousand in 2006). The payments for leases exclusively relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As

Back to Contents

of year-end, the Group had 11 (as compared with 10 in 2006) lease agreements, only 3 (as compared with 3 in 2006) of which have a renewal option to extend the lease term by one year.

(37)	Net other Operating Result

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Other operating income from
Rental income	1.8	1.6	0.2
Other income	1.3	1.1	0.2
Total other operating income	3.1	2.7	0.4

Other operating expenses for
Bank-owned housing	0.3	0.3	0.0
Other expenses	0.7	0.4	0.3
Total other operating expenses	1.0	0.7	0.3

Net other operating result	2.1	2.0	0.1

(38)	Result from Fair Value Measurement and from Hedge Accounting

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Micro hedge accounting
Hedged items	-200.6	-229.5	28.9
Hedging instruments	200.8	233.2	-32.4
Result from currency translation	0.0	0.1	-0.1
Micro hedge accounting, total	0.2	3.8	-3.6

Macro hedge accounting
Hedged items	-67.8	-170.3	102.5
Hedging instruments	104.0	184.9	-80.9
Macro hedge accounting, total	36.2	14.6	21.6

Instruments designated as at fair value (incl. derivatives)
Hedged items	-681.6	145.6	-827.2
Derivatives	553.4	-129.1	682.5
Result from currency translation	-2.6	3.6	-6.2
Instruments designated as at fair value, total	-130.8	20.1	-150.9

Total	-94.4	38.5	-132.9

The result from fair value measurement and from hedge accounting includes the changes in the fair value of the financial instruments classified as financial assets/liabilities at fair value through profit or loss as well as changes in the fair value of hedged items attributable to changes in interest rates under hedge accounting. The deterministic cash flows from, for example, premiums/discounts or promotional contributions, which represent part of the changes of the fair value, are recognized in net interest income.

The assumptions for the determination of the fair value are based on observable market data.

The risk-adjusted measurement of the liabilities, including the credit spread, only included market-related changes for both the year under review and the prior year. The carrying amounts of loans and advances, and financial investments include non-market-related changes in an amount of €0.3 million (as compared with €0.0 million in 2006). These changes were calculated primarily on the basis of the ratings trend of the counterparties. The cumulative effect amounted to €0.0 million (as compared with €0.0 million in 2006) for liabilities and €0.3 million (as compared with €0.0 million in 2006) for loans and receivables.

Back to Contents

The fair value measurement of financial instruments leads to currency translation differences within the hedging relationships. Accordingly, the translation into euros results in a corresponding gain/loss for the – with respect to the notional amounts – closed foreign currency positions, which is reported in the result from fair value measurement and from hedge accounting.

Please refer to the “Financial Performance” section of the Group Management Report for further explanations.

(39)	Taxes

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Deferred taxes	0.3	1.4	-1.1
Income taxes	0.1	0.0	0.1
Other taxes	0.1	0.1	0.0

Total	0.5	1.5	-1.0

Income taxes were only incurred by one subsidiary and relate to municipal trade taxes. A tax rate of 21.3% (as compared with 22.6% in 2006) was applied to this subsidiary’s income of €0.7 million that was subject to municipal trade tax (as compared with €0.9 million in 2006). The resulting municipal trade tax expenses of €0.2 million (as compared with €0.2 million in 2006) was partially offset by tax refunds from previous years in the amount of €0.1 million (as compared with €0.2 million in 2006).

(40)	Retained Earnings

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law Governing the Landwirtschaftliche Rentenbank	40.0	0.0	40.0
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law Governing the Landwirtschaftliche Rentenbank	71.5	30.8	40.7
b) to other retained earnings	9.0	133.3	-124.3

Total	40.5	164.1	-123.6

The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in the separate financial statements of Rentenbank pursuant to the Law Governing the Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank) and transferred to the Group. In accordance with Section 2 (3) Sentence 2 of this law, the guarantee reserve may at no time exceed 5% of the nominal amount of the covered bonds outstanding. The reduction of the bonds subject to cover requirements (registered bonds, Rentenbank Bonds (Rentenbankbriefe), and Agricultural Bonds (Landwirtschaftsbriefe); see also Notes (56)-(58)), which was due to maturing bonds, required a reduction of the guarantee reserve by €40.0 million (as compared with €0.0 million in 2006). From an accounting perspective, this led to an increase of the principal reserve by the same amount.

The transfer to the principal reserve from net income for the year, adjusted for the reversal of the guarantee reserve, amounted to €31.5 million (as compared with €30.8 million in 2006).

The remaining operating results plus the measurement gains or losses are transferred to other retained earnings.

Back to Contents

Segment Reporting

(41)	Notes on Segment Reporting

In accordance with the requirements of IFRS 8, the main components of the financial statements must be broken down by operating business segments and regions. For the purposes of defining segments, we considered the organizational and management structure of the Group as well as its internal financial reporting structure. Our operating business units (segments) are as follows:

•	Treasury Management: This segment shows the results of the Group’s liquidity supply and management. Transactions are of a short-term nature and have a maturity of up to one year (e.g. overnight and term deposits, ECP, derivatives);

•	Promotional Business: This segment shows the results of promotional business other than capital investment transactions. The Promotional Business segment includes the earnings of Rentenbank and all subsidiaries;

•	Capital Investment: This segment shows the earnings contributions from the investment of pension provisions and Rentenbank’s own funds in the form of securities (held-to-maturity instruments) and promotional loans.

A meaningful breakdown of segments by geographic location is not possible due to the fact that central management of the Group is located in Frankfurt/Main and business activities are limited to EU/OECD member states. Therefore, we do not present regional segment information in accordance with IFRS 8 since a disclosure of such information would not provide additional information.

The results have been presented on a net basis in the segment report in accordance with the margin-based management approach of Rentenbank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and material differences between internal reporting and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission income, net trading result, and net result from financial investments as well as of the result from fair value measurement and from hedge accounting was made on the basis of individual transactions. Administrative expenses, net other operating result, and taxes from the consolidated subsidiaries were allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of employees, consumption, and other allocations of resources in the relevant segments.

The allocation of receivables and payables within the framework of segment assets and liabilities was made by analogy with the allocation of the earnings contributions of the individual segments. The provisions and the invested capital were allocated to the Capital Investment segment. The remaining balance sheet items are allocated to the Promotional Business segment.

Back to Contents

(42)	Operating Business Segments (Primary Reporting Format)

	Treasury Management		Promotional Business		Capital Investment		Total

	2007	2006	2007	2006	2007	2006	2007	2006
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	30.0	21.5	90.0	93.5	79.8	73.6	199.8	188.6
Provision for loan losses/ promotional contribution	0.0	0.0	17.4	16.2	0.0	0.0	17.4	16.2
Net fee and commission income	0.2	0.1	-1.2	-1.0	0.0	0.0	-1.0	-0.9
Net result from financial investments	0.0	0.0	1.4	0.0	0.0	0.0	1.4	0.0
Administrative expenses	4.8	4.7	25.8	24.0	5.0	4.6	35.6	33.3
Depreciation and amortization	0.5	0.5	2.4	1.9	0.5	0.4	3.4	2.8
Net other operating result	0.0	0.0	2.1	2.0	0.0	0.0	2.1	2.0
Result from fair value measurement and from hedge accounting	-11.9	-2.7	-82.5	41.2	0.0	0.0	-94.4	38.5
Taxes	0.0	0.0	0.5	1.5	0.0	0.0	0.5	1.5

Net income for the year	13.0	13.7	-36.3	92.1	74.3	68.6	51.0	174.4

Segment assets in € billion	28.4	25.1	58.3	55.8	2.0	1.8	88.7	82.7
Segment liabilities (incl. equity) in € billion	30.0	21.4	56.7	59.5	2.0	1.8	88.7	82.7

Notes to the Balance Sheet

(43)	Cash and Balances with Central Banks

Cash and balances with central banks can be broken down as follows:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Cash on hand	0.1	0.2	-0.1
Balances with central banks	90.7	10.1	80.6

Total	90.8	10.3	80.5

The item “balances with central banks” includes balances held with the Deutsche Bundesbank in the amount of €90.7 million (as compared with €10.1 million in 2006). Rentenbank fulfilled the minimum reserve requirement at all times in the year under review. The daily minimum reserve requirement amounted to €285.4 million at year-end (as compared with €204.5 million in 2006).

Back to Contents

(44)	Loans and Advances to Banks

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Payable on demand	706.3	673.4	32.9
Time deposits	22,019.6	20,960.0	1,059.6
Promissory note loans	22,270.6	22,067.0	203.6
Special loans	13,163.2	11,825.4	1,337.8
thereof promotional contribution	-175.0	-158.3	-16.7
Global refinancing facility	1,061.9	1,644.5	-582.6
Other	942.9	598.5	344.4

Total	60,164.5	57,768.8	2,395.7

(45)	Loans and Advances to Customers

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Current accounts	922.1	1,484.1	-562.0
Cash collateral	306.8	214.0	92.8
Medium- and long-term loans	34.3	49.1	-14.8
Special loans	33.2	33.7	-0.5
thereof promotional contribution	-0.1	0.0	-0.1
Other	1.2	1.2	0.0

Total	1,297.6	1,782.1	-484.5

(46)	Fair Value Changes of Hedged Items in a Portfolio Hedge

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Fair value changes of hedged items in a portfolio hedge	-121.3	-53.5	-67.8

Total	-121.3	-53.5	-67.8

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes of loans allocated to macro hedge accounting, where such changes are attributable to interest rate changes. See Note (6) for further explanations.

Back to Contents

(47)	Positive Fair Values of Derivative Financial Instruments

Derivatives may be classified as follows according to economic hedging relationships:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	283.2	153.5	129.7
Loans and advances to customers	0.0	0.3	-0.3
Financial investments	95.1	42.1	53.0
Liabilities
Liabilities to banks	4.2	16.4	-12.2
Liabilities to customers	0.7	9.2	-8.5
Securitized liabilities	52.0	181.7	-129.7
Subordinated liabilities	1.5	5.1	-3.6

Hedge accounting, total	436.7	408.3	28.4

Instruments designated as at fair value
Assets
Loans and advances to banks	6.2	9.2	-3.0
Financial investments	67.1	40.0	27.1
Liabilities
Liabilities to banks	5.4	4.6	0.8
Liabilities to customers	8.1	0.0	8.1
Securitized liabilities	438.0	324.7	113.3
Subordinated liabilities	54.8	63.0	-8.2
Treasury Management	112.0	13.8	98.2

Instruments designated as at fair value, total	691.6	455.3	236.3

Other items
Assets
Loans and advances to banks	17.4	7.5	9.9
Financial investments	16.5	16.6	-0.1
Liabilities
Liabilities to banks	1.1	0.0	1.1
Securitized liabilities	29.1	1.3	27.8

Total other items	64.1	25.4	38.7

Total	1,192.4	889.0	303.4

Back to Contents

(48)	Financial Investments

Financial investments can be broken down as follows:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0
of other issuers	254.4	0.0	254.4
Bonds
of public-sector issuers	636.7	660.6	-23.9
of other issuers	24,944.7	21,418.5	3,526.2
Equity investments	150.6	150.6	0.0
Investments in affiliated companies	0.0	0.0	0.0
Other financial investments	13.1	38.6	-25.5

Total	25,999.5	22,268.3	3,731.2

Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Dec. 31, 2007 € million	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Dec. 31, 2006 € million

	eligible as collateral	not eligible as collateral	eligible as collateral	not eligible as collateral
Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0	0.0
of other issuers	102.0	152.4	0.0	0.0
Bonds
of public-sector issuers	365.3	271.4	373.6	287.0
of other issuers	22,998.6	1,946.1	20,045.0	1,373.5

Total	23,465.9	2,369.9	20,418.6	1,660.5

All bonds and other fixed-income securities are negotiable and listed on the stock exchange in the amount of €25,538.7 million (as compared with €21,826.3 million in 2006).

Financial investments are classified as follows:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Assets at fair value through profit or loss	12,097.5	8,369.5	3,728.0
Available for sale	13,499.9	13,432.0	67.9
Held to maturity	402.1	466.8	-64.7

Total	25,999.5	22,268.3	3,731.2

In 2007, realized gains from price changes of available-for-sale securities amounted to €1.4 million (as compared with €0.0 million in 2006).

Back to Contents

Non-current equity investments changed as follows:

	2007 € million	2006 € million

Historical cost as of Jan. 1	206.3	190.9
Additions	0.0	15.4
Disposals	0.0	0.0
Accumulated amortization	55.7	55.7
Amortization	0.0	0.0

Carrying amount as of Dec. 31	150.6	150.6

The additions to equity investments in 2006 resulted from participating in a capital increase. Investments are carried at cost due to the absence of an active market or relevant measurement parameters.

(49)	Non-Current Assets Held for Sale

At the end of 2006, the Group decided to sell a property consisting of five residential units. Four of these five residential units were sold in 2007. The remaining residential unit is expected to be sold in early 2008. The sale is not expected to result in significant costs to sell. In accordance with IFRS 5.25, the assets were not amortized in 2007.

The disposals resulted in a gain of €0.3 million, which is reported in “net other operating result.” No impairment in accordance with IFRS 5.20 had occurred with respect to the remaining residential unit.

At the end of 2007, it was decided to issue a public invitation to tender with respect to a part of a building carried as investment property and to sell that part in 2008. Neither the public invitation to tender nor the ensuing settlement of the sale is expected to result in significant costs to sell. No impairment in accordance with IFRS 5.20 had occurred with respect to the part of the building intended to be sold. Since the decision to sell was made in late 2007, depreciation relating to this period was included in the full amount for this year. The reclassification led to an increase of the accumulated depreciation of €0.1 million.

Both properties are reported separately in the line item “non-current assets held for sale” in accordance with IAS 1.68A.

Non-current assets held for sale changed as follows:

	2007 € million	2006 € million

Cost as of Jan. 1	0.5	0.0
Additions	0.0	0.0
Disposals	0.4	0.0
Reclassifications	4.8	0.5
Accumulated depreciation	0.2	0.0
Depreciation	0.1	0.0

Carrying amount as of Dec. 31	4.7	0.5

(50)	Investment Property

The item “investment property” includes one property that is fully leased by Rentenbank to third parties. The expected useful life was set at 33 years. There are no restrictions with respect to the relevant land and the building that could impede disposal. In 2007, it was decided to sell one part of the building related to the said property. This part was reclassified to the line item “non-current assets held for sale.” The reclassification led to a decrease in accumulated depreciation of €0.1 million.

The assets are measured at cost less any accumulated depreciation, which was calculated on a straight-line basis over the remaining useful life. No impairment losses had to be recognized for investment property as no impairment was identified by the impairment test as required under IAS 36.

Back to Contents

Investment property changed as follows:

	2007 € million	2006 € million

Cost as of Jan. 1	19.4	18.6
Additions	0.2	0.8
Disposals	0.0	0.0
Reclassifications	-4.8	0.0
Accumulated depreciation	0.8	0.5
Depreciation	0.4	0.5

Carrying amount as of Dec. 31	14.0	18.9

The fair value of the property amounts to approx. €14 million (as compared with €19 million in 2006). The difference to the prior year resulted from the reclassification to non-current assets held for sale. The fair value was determined on the basis of a valuation opinion prepared by an independent appraiser.

Rental income from the remaining part of the building totaling €633 thousand (as compared with €697 thousand for both properties in 2006) is reported in “net other operating result.” Expenditures directly attributable to the remaining property amounted to €107.6 thousand (as compared with €30.7 thousand for both properties in 2006) and are reported in “other operating expenses.”

(51)	Property and Equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, Rentenbank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. Therefore, land and buildings are subsequently measured at amortized cost. The expected useful life for the buildings was set at 20 and 50 years, respectively.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2007 € million	2006 € million	2007 € million	2006 € million	2007 € million	2006 € million

Cost as of Jan. 1	24.0	24.5	12.0	12.8	36.0	37.3
Additions	0.0	0.0	0.9	0.2	0.9	0.2
Disposals	0.0	0.0	0.8	1.0	0.8	1.0
Reclassifications	0.0	-0.5	0.0	0.0	0.0	-0.5
Accumulated depreciation	0.2	0.2	11.2	11.5	11.4	11.7
Depreciation	0.0	0.0	0.8	0.9	0.8	0.9

Carrying amount as of Dec. 31	23.8	23.8	0.9	0.5	24.7	24.3

As in the prior year, the impairment test related to the land, which was based on the standard land values for 2007, did not result in any impairment losses to be recognized.

Operating and office equipment is normally depreciated over a period of four years, except for low-value assets with a value of up to €5,000, which are immediately recognized as an expense.

(52)	Intangible Assets

Intangible assets comprise purchased and internally generated software. Purchased software is recognized at amortized cost, while internally generated software is recognized at cost. All intangible assets are amortized on a straight-line basis over a period of four years.

There was no impairment in accordance with IAS 36 that would have had to be recognized as a write-down in administrative expenses.

Back to Contents

Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2007 € million	2006 € million	2007 € million	2006 € million	2007 € million	2006 € million

Cost as of Jan. 1	0.8	0.4	4.9	2.7	5.7	3.1
Additions	0.3	0.4	2.4	2.2	2.7	2.6
Disposals	0.0	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation	0.7	0.4	3.7	1.9	4.4	2.3
Depreciation	0.3	0.2	1.8	1.2	2.1	1.4

Carrying amount as of Dec. 31	0.4	0.4	3.6	3.0	4.0	3.4

(53)	Current Tax Assets

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Tax refund claims	3.4	2.8	0.6
Tax assets	0.3	0.3	0.0

Total	3.7	3.1	0.6

Current tax assets are calculated by offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice. Added to this amount are claims against the tax authorities for refunds resulting from transactions which were subject to withholding tax on investment income.

(54)	Deferred Tax Assets

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Deferred tax assets	1.5	1.8	-0.3

Total	1.5	1.8	-0.3

The Group’s consolidated subsidiaries are subject to taxes. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz or KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz or GewStG). The calculation of deferred taxes is generally based on a corporate income tax rate (incl. solidarity surcharge) of 15.8% (as compared with 15.8% in 2006) and a uniform municipal trade tax rate that is based on the draft of the 2008 German Business Tax Reform Act.

Deferred tax assets were calculated on the basis of temporary differences between the IFRS balance sheet and the tax accounts as well as from existing loss carryforwards in the Group.

December 31, 2007

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Tax loss carryforwards	1.4	1.7	-0.3
Temporary differences	0.1	0.1	0.0

Total	1.5	1.8	-0.3

December 31, 2006

	Dec. 31, 2006 € million	Dec. 31, 2005 € million	Change in € million

Tax loss carryforwards	1.7	2.8	-1.1
Temporary differences	0.1	0.4	-0.3

Total	1.8	3.2	-1.4

Back to Contents

A deferred tax asset of €0.1 million (as compared with €0.1 million in 2006) was recognized for the difference between the tax accounts and the IFRS balance sheet in the amount of €0.5 million (as compared with €0.4 million in 2006), which mainly resulted from the different treatment of pension provisions.

According to the most recent tax assessments for the Group as of December 31, 2006, DSV has tax loss carryforwards of €51.6 million (as compared with €52.0 million in 2006), €26.8 million (as compared with €27.0 million in 2006) of which relate to corporation tax and €24.8 million (as compared with €25.0 million in 2006) to municipal trade tax. The loss carryforwards at DSV mainly resulted from impairment recognized in prior fiscal years. LRB has tax loss carryforwards of €64.8 million (as compared with €64.7 million in 2006), €51.4 million (as compared with €49.1 million in 2006) of which relate to corporation tax and €13.4 million (as compared with €15.6 million in 2006) to municipal trade tax. The loss carryforwards of LRB primarily refer to the impairment of equity investments up until fiscal year 1999.

Deferred taxes on tax loss carryforwards are calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years.

The planning horizon of LRB as an active company was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments. Based on assumption of a break-even result in the future, no deferred taxes were recognized on corporation tax. Instead, deferred taxes are calculated by netting dividend income against municipal trade tax liabilities.

December 31, 2007

Deferred tax assets	Dec. 31, 2006 € million	Utilization	Additions	Dec. 31, 2007 € million

DSV
Corporation tax	0.6	0.1	0.0	0.5
Municipal trade tax	0.6	0.0	0.0	0.6
Total DSV	1.2	0.1	0.0	1.1
LRB
Municipal trade tax	0.5	0.2	0.0	0.3
Total LRB	0.5	0.2	0.0	0.3

Group total	1.7	0.3	0.0	1.4

December 31, 2006

Deferred tax assets	Dec. 31, 2005 € million	Utilization	Additions	Dec. 31, 2006 € million

DSV
Corporation tax	1.0	0.4	0.0	0.6
Municipal trade tax	0.9	0.3	0.0	0.6
Total DSV	1.9	0.7	0.0	1.2
LRB
Municipal trade tax	0.9	0.4	0.0	0.5
Total LRB	0.9	0.4	0.0	0.5

Group total	2.8	1.1	0.0	1.7

Back to Contents

(55)	Other Assets

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Prepaid expenses	1.6	2.4	-0.8

Total	1.6	2.4	-0.8

Prepaid expenses mainly relate to personnel expenses as well as maintenance and license fees.

(56)	Liabilities to Banks

Liabilities to banks comprise the following items:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Payable on demand	76.9	2,155.3	-2,078.4
Time deposits	2,259.5	1,486.6	772.9
Open market transactions	5,004.5	1,500.5	3,504.0
Registered bonds and promissory note loans	3,139.1	3,463.3	-324.2
Global loans	623.8	269.3	354.5

Total	11,103.8	8,875.0	2,228.8

(57)	Liabilities to Customers

Liabilities to customers can be broken down as follows:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Payable on demand	40.7	207.5	-166.8
Time deposits	59.4	34.1	25.3
Registered bonds and promissory note loans	3,460.8	3,910.0	-449.2
Loan agreements	80.0	83.0	-3.0
Other	46.5	50.3	-3.8

Total	3,687.4	4,284.9	-597.5

(58)	Securitized Liabilities

Securitized liabilities comprise the following items:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Medium-term notes	41,291.8	41,119.3	172.5
Global bonds	10,704.5	12,772.5	-2,068.0
Euro commercial paper	10,377.2	4,407.1	5,970.1
Rentenbank bonds	1,441.7	1,706.8	-265.1
Bearer bonds	1,095.6	1,195.1	-99.5

Total	64,910.8	61,200.8	3,710.0

Back to Contents

(59)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	155.4	328.3	-172.9
Loans and advances to customers	0.5	0.0	0.5
Financial investments	150.2	277.7	-127.5
Liabilities
Liabilities to banks	8.1	3.0	5.1
Liabilities to customers	4.7	0.0	4.7
Securitized liabilities	170.8	91.5	79.3

Hedge accounting, total	489.7	700.5	-210.8

Instruments designated as at fair value
Assets
Loans and advances to banks	2.4	9.9	-7.5
Financial investments	111.0	143.1	-32.1
Liabilities
Liabilities to banks	72.4	72.1	0.3
Liabilities to customers	25.4	11.1	14.3
Securitized liabilities	4,753.0	3,925.7	827.3
Subordinated liabilities	58.5	40.0	18.5

Treasury Management	163.4	86.0	77.4

Instruments designated as at fair value, total	5,186.1	4,287.9	898.2

Other items
Assets
Loans and advances to banks	14.3	3.5	10.8
Financial investments	19.0	6.3	12.7

Total other items	33.3	9.8	23.5

Total	5,709.1	4,998.2	710.9

(60)	Provisions

	Dec. 31, 2006 € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2007 € million

Pension provisions	87.5	5.2	0.0	5.2	87.5
Other provisions	13.7	5.9	0.2	6.3	13.9

Total	101.2	11.1	0.2	11.5	101.4

Back to Contents

a)	Provisions for Pensions and Similar Obligations

The changes in pension provisions and the amounts recognized in the consolidated income statement are shown in the following table:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Present value of pension obligations as of January 1	95.5	87.5	8.0
Less unrecognized actuarial gains (-)/losses (+)	8.0	0.0	8.0
Balance of provisions as of January 1	87.5	87.5	0.0
Current service cost	1.8	1.7	0.1
Interest cost	4.0	3.4	0.6
Recognized past service cost	-0.6	0.0	-0.6
Additions to pension provisions	5.2	5.1	0.1
Pension benefits paid	-5.2	-5.1	-0.1
Balance of provisions as of December 31	87.5	87.5	0.0
Plus unrecognized actuarial gains (-)/losses (+)	-0.8	8.0	-8.8
Present value of pension obligations as of December 31	86.7	95.5	-8.8

The difference between the actual pension obligations of €86.7 million and the reported provision of €87.5 million resulted in an actuarial gain of €0.8 million as of the balance sheet date. This actuarial gain is not recognized pursuant to the corridor approach set out in IAS 19.92 et seq.

The additions to pension provisions are reported in full under administrative expenses.

Pension obligations are calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2007	Dec. 31, 2006

Discount rate	5.00%	4.30%
Future salary increases
Increase based on collective wage agreements	2.50%	2.50%
Career trend until the age of 45	0.50%	0.50%
Future pension increases	1.00% – 2.50%	1.00% – 2.50%
Rate of inflation	1.75%	1.60%
Staff turnover rate	2.00%	2.00%

The Group maintains various pension plans. The differences in the pension increase rates are due to the fact that different rates of increase apply to the various pension plans.

b)	Other Provisions

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Administration of former equity investments	11.7	12.2	-0.5
Personnel provisions	0.8	1.0	-0.2
Other provisions	1.4	0.5	0.9

Total	13.9	13.7	0.2

Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations. Personnel provisions include potential payments for service anniversaries or early retirement.

Back to Contents

(61)	Subordinated Liabilities

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Medium-term notes	926.0	978.4	-52.4
Loan agreements	155.4	162.3	-6.9
Promissory note loans	52.9	56.3	-3.4

Total	1,134.3	1,197.0	-62.7

The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of €1,134 million (as compared with €1,197 million in 2006) after collateralization totals €37 million (as compared with €26 million in 2006). Of the total amount of the subordinated liabilities, 15% is attributable to a bond in the amount of JPY 25 billion or €174 million after collateralization. The bond matures on April 21, 2036. The related expense rate before collateralization is 2.8%. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the Banking Act and do not provide for early repayment or conversion.

(62)	Other Liabilities

Other liabilities consist of the following:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Deferred income	16.2	15.4	0.8
Accruals in accordance with IAS 37	5.2	4.5	0.7
Discounted promotional contribution	4.5	3.6	0.9
Other liabilities	4.5	2.9	1.6

Total	30.4	26.4	4.0

The German federal states (Bundeslaender) grant interest subsidies within the framework of investment support programs, which Rentenbank passes on to the agricultural sector under its promotional loans. The deferred income item includes the prepayments of these interest subsidies.

Accruals in accordance with IAS 37 include external obligations which may no longer be reported as provisions.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed, but not yet disbursed, special loans.

Miscellaneous liabilities primarily include “liabilities to the tax authorities” amounting to €1.5 million (as compared with €1.3 million in 2006).

Back to Contents

(63)	Equity

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	317.3	245.8	71.5
Guarantee reserve	369.7	409.7	-40.0
Other retained earnings	1,212.0	1,203.0	9.0
Total retained earnings	1,899.0	1,858.5	40.5
Revaluation reserve	-44.0	32.1	-76.1
Group’s net profit	10.5	10.3	0.2

Total	2,000.5	2,035.9	-35.4

The principal reserve and the guarantee reserve are recognized pursuant to the Law Governing the Landwirtschaftliche Rentenbank. Other retained earnings include the effects from the transition to IFRS as of January 1, 2006 plus the appropriation of profits decided or planned since that date to be credited to other retained earnings.

(64)	Contingent Liabilities and other Commitments

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	9.0	9.7	-0.7
Other commitments
Irrevocable loan commitments	1,120.0	540.1	579.9

Total	1,129.0	549.8	579.2

Contingent liabilities include default guarantees for capital market loans subject to interest subsidies in the amount of €4.6 million (as compared with €4.9 million in 2006). Rentenbank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based on Rentenbank’s mandate to promote agriculture. These liabilities were assumed from a public-sector institution; hence no financial effects are expected for Rentenbank.

Other commitments include irrevocable loan commitments from money market transactions and the lending business.

Back to Contents

Notes to Financial Instruments

(65)	Financial Instruments in accordance with IAS 39 – Measurement Categories

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Dec. 31, 2007 € million	Dec. 31, 2006 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	755.7	480.7	436.7	408.3
Designated as at fair value
Loans and advances to banks	34,983.4	32,910.6
Loans and advances to customers	0.0	11.8
Financial investments	12,097.5	8,369.5
Loans and receivables
Balances with central banks					90.7	10.1
Loans and advances to banks			19,177.7	18,459.5	5,882.1	6,345.2
Loans and advances to customers			30.5	29.7	1,267.1	1,740.6
Available for sale
Financial investments	6,987.7	6,050.4	6,348.6	7,192.4	163.6	189.2
Held to maturity
Financial investments					402.1	466.8

Total assets	54,824.3	47,823.0	25,993.5	26,089.9	7,805.6	8,751.9

Liabilities
Held for trading
Negative fair values of derivative financial instruments	5,219.4	4,297.7	489.7	700.5
Designated as at fair value
Liabilities to banks	8,107.0	5,482.6
Liabilities to customers	274.9	398.0
Securitized liabilities	48,242.0	45,050.8
Subordinated liabilities	1,062.4	1,120.7
Other liabilities
Liabilities to banks			827.5	899.2	2,169.3	2,493.2
Liabilities to customers			397.2	405.9	3,015.3	3,481.0
Securitized liabilities			13,300.4	16,025.3	3,368.4	124.7
Subordinated liabilities			52.9	56.3	19.0	20.0

Total liabilities	62,905.7	56,349.8	15,067.7	18,087.2	8,572.0	6,118.9

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Hedged items and derivatives that are allocated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the “hedge fair value” column, irrespective of their category.

The difference between the carrying amounts and the contractually agreed repayment for liabilities designated as at fair value amounts to €826.2 million (as compared with €1,323.7 million in 2006). This amount results from measurement at fair value and from differences between the cost and the repayment amount, particularly for zero coupon bonds.

The amount of the maximum credit risk exposure for loans designated as at fair value totals €34,983.4 million (as compared with €32,922.4 million in 2006).

Back to Contents

(66)	Result in accordance with IAS 39 – Measurement Categories

The earnings contributions can be broken down by measurement category as follows:

	Interest income/amortization		Interest expense/amortization		Provision for loan losses/promotional contribution		Subtotal (interest)

	2007	2006	2007	2006	2007	2006	2007	2006
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	515.5	878.9	581.7	586.1	0.0	0.0	-66.2	292.8
Designated as at fair value	2,597.5	1,611.8	3,101.0	2,435.7	0.1	1.5	-503.6	-825.4
Loans and receivables	1,062.9	1,132.4	0.5	0.5	17.3	14.7	1,045.1	1,117.2
Available for sale	613.1	557.9	0.4	0.0	0.0	0.0	612.7	557.9
Held to maturity	16.6	18.9	0.1	0.1	0.0	0.0	16.5	18.8
Other liabilities	0.1	0.1	922.3	989.2	0.0	0.0	-922.2	-989.1
No financial instruments	0.1	0.2	0.0	0.0	0.0	0.0	0.1	0.2

Total	4,805.8	4,200.2	4,606.0	4,011.6	17.4	16.2	182.4	172.4

	Subtotal (interest)		Fee and commission income		Fee and commission expenses		Subtotal (interest and fees and commissions)

	2007	2006	2007	2006	2007	2006	2007	2006
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	-66.2	292.8	0.0	0.0	0.2	0.2	-66.4	292.6
Designated as at fair value	-503.6	-825.4	0.0	0.1	0.9	0.7	-504.5	-826.0
Loans and receivables	1,045.1	1,117.2	0.4	0.3	0.0	0.0	1,045.5	1,117.5
Available for sale	612.7	557.9	0.0	0.0	0.9	0.9	611.8	557.0
Held to maturity	16.5	18.8	0.0	0.0	0.0	0.0	16.5	18.8
Other liabilities	-922.2	-989.1	0.0	0.0	0.0	0.0	-922.2	-989.1
No financial instruments	0.1	0.2	0.6	0.5	0.0	0.0	0.7	0.7

Total	182.4	172.4	1.0	0.9	2.0	1.8	181.4	171.5

	Subtotal (interest and fees and commissions)		Result from fair value measurement and from hedge accounting		Other		Total

	2007	2006	2007	2006	2007	2006	2007	2006
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	-66.4	292.6	891.9	298.1	0.0	0.0	825.5	590.7
Designated as at fair value	-504.5	-826.0	-718.0	142.8	0.0	0.0	-1,222.5	-683.2
Loans and receivables	1,045.5	1,117.5	-230.1	-508.2	0.0	0.0	815.4	609.3
Available for sale	611.8	557.0	-151.0	-320.7	1.4	0.0	462.2	236.3
Held to maturity	16.5	18.8	0.0	0.0	0.0	0.0	16.5	18.8
Other liabilities	-922.2	-989.1	112.8	426.5	0.0	0.0	-809.4	-562.6
No financial instruments	0.7	0.7	0.0	0.0	-37.4	-35.6	-36.7	-34.9

Total	181.4	171.5	-94.4	38.5	-36.0	-35.6	51.0	174.4

All results to be recognized in the income statement are presented for the financial instruments by category; these include results from interest, fees, and commissions as well as from the measurement at fair value and from hedge accounting. As far as existing hedging relationships are concerned, the results from fair value measurement and from hedge accounting of hedging instruments are reported under the category “held for trading” and the results of hedged items under the categories “loans and receivables” or “other liabilities.” Income and expenses not generated from financial instruments are reported in the line item “no financial instruments.” Personnel expenses, administrative expenses, depreciation and write-downs of operating and office equipment, taxes, and other operating expenses and income are shown in the “other” column.

Back to Contents

(67)	Fair Value of Financial Instruments

	Dec. 31, 2007			Dec. 31, 2006

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Assets
Cash and balances with central banks	90.8	90.8	0.0	10.3	10.3	0.0
Loans and advances to banks	24,931.3	25,059.8	-128.5	24,732.2	24,804.7	-72.5
Loans and advances to customers	1,292.3	1,297.6	-5.3	1,765.3	1,770.3	-5.0
Financial investments	392.1	402.1	-10.0	472.7	466.8	5.9

Total assets	26,706.5	26,850.3	-143.8	26,980.5	27,052.1	-71.6

Liabilities
Liabilities to banks	3,007.0	2,996.8	10.2	3,433.5	3,392.4	41.1
Liabilities to customers	3,385.4	3,412.5	-27.1	3,925.4	3,886.9	38.5
Securitized liabilities	16,676.9	16,668.8	8.1	16,158.0	16,150.0	8.0
Subordinated liabilities	73.1	71.9	1.2	79.2	76.3	2.9

Total liabilities	23,142.4	23,150.0	-7.6	23,596.1	23,505.6	90.5

The fair value is determined for all financial instruments that are measured at amortized cost or allocated to hedge accounting. Loans and advances to banks and to customers include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.”

(68)	Derivatives

Presentation of Volumes for 2007:

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2007 € million	Dec. 31, 2007 € million	Dec. 31, 2007 € million

Interest rate risks
Interest rate swaps	115,431	876	627
– thereof termination and conversion rights embedded in swaps	1,670	8	23
Swaptions	276	0	5
– thereof purchases	0	0	0
– thereof sales	276	0	5
Other forward interest rate contracts	2,008	8	0
Total exposure to interest rate risks	117,715	884	632
Currency risks
Cross-currency interest rate swaps	38,167	305	4,921
– thereof currency options embedded in swaps	158	1	19
– thereof termination rights embedded in swaps	67	0	7
Currency swaps	7,162	1	142
Total exposure to currency risks	45,329	306	5,063
Share price risk and other price risks
Share index swaps	101	2	14
– thereof stock options embedded in swaps	101	2	14
Total exposure to share price risk and other price risks	101	2	14

Interest rate, currency, share price and other price risks	163,145	1,192	5,709

Back to Contents

Presentation of Volumes for 2006:

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2006 € million	Dec. 31, 2006 € million	Dec. 31, 2006 € million

Interest rate risks
Interest rate swaps	143,752	526	884
– thereof termination and conversion rights embedded in swaps	1,998	4	25
Swaptions	1,066	0	8
– thereof purchases	0	0	0
– thereof sales	1,066	0	8
Other forward interest rate contracts	9	8	0

Total exposure to interest rate risks	144,827	534	892
Currency risks
Cross-currency interest rate swaps	41,538	318	4,013
– thereof currency options embedded in swaps	206	5	13
– thereof termination rights embedded in swaps	110	3	4
Currency swaps	3,028	1	84

Total exposure to currency risks	44,566	319	4,097
Share price risk and other price risks
Share index swaps	205	36	9
– thereof stock options embedded in swaps	102	6	9

Total exposure to share price risk and other price risks	205	36	9
Interest rate, currency, share price and other price risks	189,598	889	4,998

Structure of Counterparties for 2007:

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2007 € million	Dec. 31, 2007 € million	Dec. 31, 2007 € million

Banks in the EU/OECD countries	148,944	1,112	4,698
Other counterparties in the EU/OECD countries	14,201	80	1,011

Total	163,145	1,192	5,709

Structure of Counterparties for 2006:

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2006 € million	Dec. 31, 2006 € million	Dec. 31, 2006 € million

Banks in the EU/OECD countries	175,659	829	3,975
Other counterparties in the EU/OECD countries	13,939	60	1,023

Total	189,598	889	4,998

Back to Contents

(69)	Liquidity Analysis

Assets	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Loans and advances to banks
up to 3 months	11,852	11,639	213
more than 3 months to 1 year	16,162	15,483	679
more than 1 year to 5 years	16,343	16,968	-625
more than 5 years	16,036	13,741	2,295
Loans and advances to customers
up to 3 months	1,234	1,712	-478
more than 3 months to 1 year	2	14	-12
more than 1 year to 5 years	56	51	5
more than 5 years	1	5	-4
Positive fair values of derivative financial instruments
up to 3 months	375	189	186
more than 3 months to 1 year	6	-301	307
more than 1 year to 5 years	125	95	30
more than 5 years	-18	-1	-17
Financial investments
up to 3 months	1,149	905	244
more than 3 months to 1 year	3,011	2,915	96
more than 1 year to 5 years	14,641	11,271	3,370
more than 5 years or unspecified maturity	7,258	6,947	311
Contingent liabilities and other commitments
up to 3 months	1,109	526	583
more than 3 months to 1 year	463	300	163
more than 1 year to 5 years	43	310	-267
more than 5 years or unspecified maturity	253	195	58

Liabilities	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Liabilities to banks
up to 3 months	7,474	5,232	2,242
more than 3 months to 1 year	699	643	56
more than 1 year to 5 years	1,586	2,267	-681
more than 5 years	1,355	728	627
Liabilities to customers
up to 3 months	219	371	-152
more than 3 months to 1 year	403	328	75
more than 1 year to 5 years	1,234	1,312	-78
more than 5 years	1,893	2,333	-440
Securitized liabilities
up to 3 months	14,593	7,656	6,937
more than 3 months to 1 year	8,950	10,761	-1,811
more than 1 year to 5 years	28,564	33,857	-5,293
more than 5 years	13,751	10,193	3,558
Negative fair values of derivative financial instruments
up to 3 months	-1,552	812	-2,364
more than 3 months to 1 year	1,158	752	406
more than 1 year to 5 years	2,369	1,591	778
more than 5 years	1,310	656	654
Subordinated liabilities
up to 3 months	3	3	0
more than 3 months to 1 year	70	28	42
more than 1 year to 5 years	272	342	-70
more than 5 years	710	732	-22

Back to Contents

The amounts stated in the liquidity analysis represent the contractually agreed cash flows, rather than the partially discounted cash flows. Such undiscounted cash flows may differ from the amount reported in the balance sheet because the latter is partially based on discounted cash flows. The positive and negative fair values of derivative financial instruments have been allocated to the appropriate side of the balance sheet depending on their fair value. Accordingly, negative cash inflows may have a positive fair value and vice versa.

(70)	Maturity Analysis

Assets	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Loans and advances to banks
up to 12 months	28,918.1	27,796.9	1,121.2
more than 12 months	31,125.1	29,918.4	1,206.7
Loans and advances to customers
up to 12 months	1,235.9	1,697.4	-461.5
more than 12 months	61.7	84.7	-23.0
Positive fair values of derivative financial instruments
up to 12 months	344.8	257.1	87.7
more than 12 months	847.6	631.9	215.7
Financial investments
up to 12 months	4,852.9	4,156.5	696.4
more than 12 months	21,146.6	18,111.8	3,034.8

Liabilities	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Liabilities to banks
up to 12 months	8,242.7	6,588.2	1,654.5
more than 12 months	2,861.1	2,286.8	574.3
Liabilities to customers
up to 12 months	649.5	754.7	-105.2
more than 12 months	3,037.9	3,530.2	-492.3
Securitized liabilities
up to 12 months	24,763.1	23,347.8	1,415.3
more than 12 months	40,147.7	37,853.0	2,294.7
Negative fair values of derivative financial instruments
up to 12 months	1,466.9	1,284.2	182.7
more than 12 months	4,242.2	3,714.0	528.2
Subordinated liabilities
up to 12 months	74.4	78.5	-4.1
more than 12 months	1,059.9	1,118.5	-58.6

The maturity analysis includes all financial instruments, which are presented in groups by maturity (“up to 12 months” and “more than 12 months”). Transactions with an unspecified maturity were assumed to have a maturity of less than 12 months. Loans and advances to banks and to customers include the corresponding portions from the balance sheet item “fair value changes of hedged items in a portfolio hedge.” The other assets are not reflected in the above table as a result of their lack of materiality. The liability items include financial instruments and the immaterial other liability items as well as the pension provisions, of which €4.8 million (as compared with €4.4 million in 2006) have a maturity of up to 12 months and €82.7 million (as compared with €83.1 million in 2006) have a maturity of more than 12 months.

Other Disclosures

(71)	Capital Management

The investment of capital is decided by the Board of Managing Directors upon proposal by the Liquidity Committee. The decision takes into account the forecasted interest trend as well as the maturity structure of the financial instruments carried as assets.

Back to Contents

(72)	Regulatory Capital

The Group’s regulatory capital is determined pursuant to the provisions of Sections 10 and 10a of the Banking Act.

The calculation of the amount of the Group’s own funds is made in accordance with Section 64h (4) of the Banking Act based on the separate financial statements of the Group companies. Own funds comprise liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus Tier 3 capital.

The composition of the Group’s consolidated own funds on the basis of the HGB values is shown in the following table:

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Analysis of own funds
Subscribed capital	160	160	0
Disclosed reserves	683	652	31
Fund for general banking risks	937	846	91
Intangible assets	-1	-1	0
Loss carryforward	-13	-13	0

Tier 1 capital	1,766	1,644	122

Subordinated liabilities	883	822	61
Other components	189	118	71

Tier 2 capital	1,072	940	132

Liable capital	2,838	2,584	254

Tier 3 capital	95	207	-112

Own funds	2,933	2,791	142

The loss carryforwards as reported under HGB are attributable to the subsidiary DSV and result from impairment losses in previous years.

In accordance with Principle I of the Banking Act (Grundsatz I), the core capital ratio (core capital/risk-weighted assets) may not be less than 4% and the capital ratio (liable capital/risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5-times the capital charge for market risk positions) may not be less than 8%.

	Dec. 31, 2007 € million	Dec. 31, 2006 € million	Change in € million

Risk-weighted assets	16,942	15,423	1,519
Capital charge for market risk positions
(unweighted)	1	1	0

The following ratios were calculated for the Group as of the reporting date:

	Dec. 31, 2007%	Dec. 31, 2006%	Change in %

Tier 1 ratio pursuant to KWG (Grundsatz I)	10.4	10.7	-0.3
Capital ratio pursuant to KWG (Grundsatz I)	16.8	16.8	0.0
Total capital ratio pursuant to KWG (Grundsatz I)	16.7	16.7	0.0

Rentenbank fulfilled the regulatory capital requirements at all times in the year under review.

(73)	Assets Pledged or Accepted as Security

Derivatives are generally entered into by the Group for hedging purposes. Only counterparties from EU/OECD countries with top credit quality are chosen for such transactions. Rentenbank concluded collateral management agreements with some counterparties. In these cases, the positive fair value exceeding the

Back to Contents

contractually agreed allowance amounts and minimum transfer amounts, which depend on creditworthiness, are secured by cash deposits. On the other hand, Rentenbank undertakes to provide cash deposits in the case of a negative fair value from the derivatives business if it exceeds the corresponding limit. The interest applied to the collateral provided and accepted is equivalent to EONIA rate. Interest payments are made on a monthly basis. The carrying amounts of the cash collateral from the collateral management agreements amounted to €656.0 million (as compared with €550.5 million in 2006) for loans and advances and €49.4 million (as compared with €41.4 million in 2006) for liabilities. Otherwise, the Group does not have any collateral that may be liquidated prior to default of the related loan and advance.

For the purpose of refinancing liabilities to banks, securities with a principal amount of €23,246 million (as compared with €19,833 million in 2006) were deposited with the Deutsche Bundesbank. Securities with a principal amount of €5,000 million (as compared with €1,500 million in 2006) were deposited with the Deutsche Bundesbank within the context of open market transactions.

(74)	Volumes of Foreign Currency Transactions

Due to the business strategy of the Group, there are no open currency positions. The currency risk is limited to the daily exchange rate changes to the balances in accounts held with correspondent banks denominated in foreign currencies.

The following table shows the related nominal foreign currency balances as of December 31, 2007:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	0.1	30.8	36.3	58.9	0.0	0.0	89.5	215.6
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	62.1	319.4	42.3	455.6	44.3	0.0	72.6	996.3
Derivative financial instruments	30,505.3	2,331.9	1,553.7	3,458.7	1,851.3	4,051.5	2,812.2	46,564.6

Total assets	30,567.5	2,682.1	1,632.3	3,973.2	1,895.6	4,051.5	2,974.3	47,776.5

Balance sheet liabilities
Liabilities to banks	140.6	10.3	24.2	0.0	0.0	0.1	77.1	252.3
Liabilities to customers	17.0	0.0	0.0	78.8	0.0	0.0	0.0	95.8
Securitized liabilities	28,495.1	2,536.5	1,523.5	2,569.5	1,851.3	4,001.2	2,812.1	43,789.2
Subordinated liabilities	20.4	0.0	60.4	647.5	0.0	0.0	0.0	728.3
Derivative financial instruments	1,894.3	135.3	24.2	677.2	44.3	50.3	85.2	2,910.8

Total liabilities	30,567.4	2,682.1	1,632.3	3,973.0	1,895.6	4,051.6	2,974.4	47,776.4

Net currency position	0.1	0.0	0.0	0.2	0.0	-0.1	-0.1	0.1

The foreign exchange gain/loss resulting from the measurement of open currency positions in 2007 amounts to €0.0 million and is reported in “net trading result.”

Back to Contents

The following table shows the related nominal foreign currency balances as of December 31, 2006:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	0.1	29.5	24.9	61.8	0.0	0.0	82.6	198.9
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	69.4	294.1	43.6	472.6	0.0	0.0	22.1	901.8
Derivative financial instruments	31,351.2	1,062.1	1,189.4	3,454.7	1,449.2	4,772.0	2,651.6	45,930.2

Total assets	31,420.7	1,385.7	1,257.9	3,989.1	1,449.2	4,772.0	2,756.3	47,030.9

Balance sheet liabilities
Liabilities to banks	194.8	7.2	12.5	0.0	0.0	0.0	70.4	284.9
Liabilities to customers	0.0	0.0	0.0	82.8	0.0	0.0	0.0	82.8
Securitized liabilities	29,323.4	1,285.4	1,158.3	2,487.7	1,449.2	4,667.6	2,651.7	43,023.3
Subordinated liabilities	22.8	0.0	62.2	693.3	0.0	0.0	0.0	778.3
Derivative financial instruments	1,879.6	93.1	24.9	725.3	0.0	104.4	34.2	2,861.5

Total liabilities	31,420.6	1,385.7	1,257.9	3,989.1	1,449.2	4,772.0	2,756.3	47,030.8

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2006 amounts to €0.0 million and is reported in “net trading result.”

(75)	Equity Investments

	Subscribed capital in € million 2007	Shareholding In % 2007	Consolidation

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	100.0	consolidated
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt	17.9	100.0	consolidated
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	100.0	not consolidated
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt	8.7	25.1	not consolidated
LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover	0.8	10.9	not consolidated
Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen	10.2	9.8	not consolidated
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	5.6	not consolidated
DZ Bank AG Deutsche Zentral- Genossenschaftsbank, Frankfurt	3,028.4	3.4	not consolidated
Thüringer Landgesellschaft mbH, Erfurt	7.7	0.6	not consolidated

We elected not to consolidate the shareholdings in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, due to lack of materiality. As a result of the small percentage of interests held in subscribed capital, the other companies were not required to be consolidated.

(76)	Related Party Disclosures

In accordance with IAS 24, transactions between related parties and the Group of the Landwirtschaftliche Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Advisory Board as well as the unconsolidated companies where the shareholding amounts to more than 10% (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, and LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover). Related party transactions are entered into on an arm’s length basis.

Back to Contents

The following transactions were entered into with members of the Board of Managing Directors and the unconsolidated companies:

	Board of Managing Directors				Unconsolidated companies

	Volume		Outstanding balances		Volume		Outstanding balances

in € million	2007	2006	2007	2006	2007	2006	2007	2006

Deposits	0.9	2.3			9.0	9.0
Loans
Securities

Total	0.9	2.3	0.0	0.0	9.0	9.0	0.0	0.0

The Group did not enter into transactions with members of the Advisory Board.

The following remuneration was determined for the individual members of the Board of Managing Directors and the managing directors for fiscal year 2007:

	Fixed remuneration		Variable remuneration		Other remuneration		Total

in € ’000s	2007	2006	2007	2006	2007	2006	2007	2006

Hans Bernhardt	250.0	146.0	225.0	0.0	28.1	16.0	503.1	162.0
Dr. Marcus Dahmen
(since Oct. 1, 2007)	75.0	—	0.0	—	3.0	—	78.0	—
Hans Jürgen Ploog	400.0	400.0	305.0	280.0	15.7	13.0	720.7	693.0
Dr. Horst Reinhardt
(since Jan. 1, 2007)	250.0	—	150.0	—	18.1	—	418.1	—
Dr. h.c. Uwe Zimpelmann
(until Sep. 30, 2007)	337.5	450.0	305.0	280.0	8.2	14.0	650.7	744.0
Board of Managing Directors of Rentenbank, total	1,312.5	996.0	985.0	560.0	73.1	43.0	2,370.6	1,599.0
Management of LRB and DSV
Jens Kollmann	12.3	12.3	—	—	—	—	12.3	12.3
Hans Erich Waßmuth	12.3	12.3	—	—	—	—	12.3	12.3
Management of LRB and DSV, total	24.6	24.6	0.0	0.0	0.0	0.0	24.6	24.6

Post-employment benefits to members of the Board of Managing Directors were recognized as an expense in the amount of €532 thousand (as compared with €0 thousand in 2006) in 2007.

A total of €10,986 thousand (as compared with €6,675 thousand in 2006) was recognized as provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependants as of December 31, 2007. Benefits paid amounted to €677 thousand (as compared with €597 thousand in 2006).

In accordance with the applicable remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of €25 thousand and the Deputy Chairman €12.5 thousand. Members who chair a committee of the Advisory Board receive €10 thousand, unless they already receive a higher remuneration. Members of the Advisory Board working in a committee receive a remuneration of €8.5 thousand, while members not working on a committee receive remuneration of €7 thousand. In addition, members of the Advisory Board receive attendance fees amounting to €0.5 thousand per meeting attended.

The total remuneration for Advisory Board activities in the year under review amounted to €211 thousand (as compared with €195 thousand in 2006), both figures including VAT. The following table shows the individual remuneration, not including VAT:

Back to Contents

	Membership		Remuneration		Attendance fees

in € ‘000s	2007	2006	2007	2006	2007	2006

Gerd Sonnleitner (Chairman)	01.01. – 31.12.	01.01. – 31.12.	25.0	25.0	2.5	2.0
Dr. Helmut Born	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.5	1.0
Dr. Rolf-E. Breuer	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0	1.0	0.5
Dr. Ulrich Brixner	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0
Hans-Heinrich Ehlen	01.01. – 31.12.	01.01. – 31.12.	7.0	7.0	1.5	0.5
Bruno Fehse	15.05. – 31.12.	—	4.4	—	1.0	—
Dr.Thomas R. Fischer	01.01. – 02.08.	09.11. – 31.12.	5.0	1.4	—	—
Udo Folgart	01.01. – 30.06.	01.10. – 31.12.	3.5	1.8	—	—
Heinrich Haasis	09.11. – 31.12.	—	1.4	—	—	—
Peter Hauk*	01.01. – 31.12.	01.01. – 31.12.	7.0	7.0	1.0	0.5
Werner Hilse	01.01. – 31.12.	01.10. – 31.12.	8.5	2.0	1.0	0.5
Berthold Leber*	01.01. – 31.12.	05.04. – 31.12.	8.5	6.4	1.5	0.5
Erika Lenz	01.01. – 31.12.	01.01. – 31.12.	8.5	7.3	1.5	1.0
Franz-Josef Möllers	01.01. – 31.12.	01.10. – 31.12.	8.5	2.0	1.5	—
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0
Horst Seehofer*	01.01. – 31.12.	01.01. – 31.12.	12.5	13.5	1.5	—
Norbert Schindler	01.07. – 31.12.	01.01. – 30.09.	3.5	6.4	1.0	0.5
Dr. Volker Sklenar*	01.01. – 31.12.	01.01. – 31.12.	7.0	7.0	0.5	0.5
Dr. Peter Traumann	01.01. – 14.05.	15.05. – 31.12.	2.6	4.4	0.5	0.5
Dr. Jörg Wendisch	01.01. – 31.12.	05.04. – 31.12.	8.5	6.4	2.0	1.0
Hans-Joachim Wilms	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0
*or representative

(77)	Average Number of Employees

	2007			2006

	Men	Women	Total	Men	Women	Total

Full-time employees	106	73	179	105	68	173
Part-time employees	2	18	20	3	21	24

Total	108	91	199	108	89	197

(78)	Auditors’ Fees

	2007 € 000’s	2006 € 000’s

Audit of financial statements	283	353
Other audit or valuation services	78	74
Other services	16	21

Frankfurt/Main, March 12, 2008		LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors
/s/ Dr. Dahmen	/s/ Bernhardt	/s/ Ploog	/s/ Dr. Reinhardt

Back to Contents

ACCOUNTANT’S REPORT

For the complete consolidated financial statements and the group management report we have issued an unqualified Auditors’ Report according to § 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German consolidated financial statements and the group management report and not to the English translation of the consolidated financial statements and the group management report. The translation of the Auditors’ Report reads as follows:

Group Auditors’ Report

We have audited the annual financial statements prepared by the Landwirtschaftliche Rentenbank, Frankfurt am Main, comprising the income statement, balance sheet, statement of changes in equity, statement of cash flows and the notes to the financial statements together with the group management report for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the group management report in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and its Statutes, are the responsibility of Rentenbank’s management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit on the consolidated financial statements in accordance with § 317 of the German Commercial Code (Handelsgesetzbuch or HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and the significant estimates made by Rentenbank’s management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the IFRS, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and its Statutes and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents opportunities and risks of future development.

Frankfurt am Main, March 12, 2008

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs) Wirtschaftsprüfer	(Theileis) Wirtschaftsprüfer

Back to Contents

UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

Back to Contents

SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as exhaustive of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Trading portfolio and the “liquidity reserve” securities are current assets and recorded at the lower of cost or market. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statements of income.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly follow the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate s waps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP (SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Changes in the value of derivative instruments are recognized in the income statement as they arise, unless they satisfy stringent criteria for hedge accounting (including designation and high effectiveness), supported by formal documentation. The accounting treatment of the hedging instruments as well as the hedged items depends on the type of hedge designation (fair value hedge or cash flow hedge), the offset being in either current income or other comprehensive income. Also depending on the hedge designation, the carrying value of the hedged item may need to be adjusted to offset the changes in the fair value of the hedging derivative. Any ineffectiveness resulting from the h edge relationship is recognized in income.

Back to Contents

Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

Under U.S. GAAP, guidance relating to the impairment of loans is included in SFAS 5, “Accounting for Contingencies”, and SFAS 114, “Accounting by Creditors for Impairment of a Loan”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. SFAS 5 requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision for groups of receivables with a similar risk exposure is al so permitted an d disclosed on the face of the balance sheet.

Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with SFAS 5, “Accounting for Contingencies”, a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured as the

Back to Contents

difference between the book value and the fair value of the asset. The fair value is preferably calculated using a present value technique (discounted cash-flows). After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

Pension Provisions

Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases. Actuarial gains or losses outside of a 10% “corridor” must immediately be recognized as a component of net pension cost. Gains and losses inside the corridor can be amortized over future periods.

Assets and Liabilities Held in Trust

Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

Back to Contents

Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 11 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

	As of December 31, 2007	As of December 31, 2006

	€ million	€ million

Assets
1. Cash and balances with central banks
a) Cash on hand	0.1	0.2
b) Balances at central banks	90.7	10.1

	90.8	10.3
of which:
with Deutsche Bundesbank
€90.7 m (2006: €10.1 m)
2. Loans and advances to banks
a) Payable on demand	706.3	672.4
b) Other loans and advances	60,405.6	57,720.7

	61,111.9	58,393.1
3. Loans and advances to customers
of which:
Secured by charges on real property
€—m (2006: €—m)
Loans to local authorities
€960.7 m (2006: €1,530.3 m)	1,579.7	2,076.1
4. Debt securities and other fixed-income securities
a) Money market securities
aa) Other issuers	254.3	0.0
of which
Securities eligible as collateral with
Deutsche Bundesbank €102.0 m (2006: €— m)
b) Bonds and debt securities
ba) Public-sector issuers	593.5	604.0
of which
Securities eligible as collateral with
Deutsche Bundesbank €363.8 m (2006: €363.8 m)
bb) Other issuers	25,021.3	21,226.7

	25,614.8	21,830.7
of which
Securities eligible as collateral with
Deutsche Bundesbank €23,064.8 m (2006: €19,870.9 m)
c) Own debt securities	2.9	3.7

Nominal amount €3.0 m (2006: €3.8 m)	25,872.0	21,834.4

Back to Contents

Unconsolidated Balance Sheet (continued)

	As of December 31, 2007	As of December 31, 2006

	€ million	€ million

5. Equity investments
of which:
in banks €—m (2006: €—m)
in financial services institutions €—m (2006: €—m)	0.8	0.8
6. Interests in affiliated companies
of which:
in banks €—m (2006: €—m)
in financial services institutions €—m (2006: €—m)	15.6	15.6
7. Trust assets:
of which:
Trustee loans €112.2 m (2006: €114.9 m)	112.2	114.9
8. Intangible assets	0.4	0.4
9. Tangible assets	20.4	20.4
10. Other assets	0.1	1.9
11. Prepaid expenses
a) From new issues and lending	8.7	11.6
b) Others	1.2	1.0

	9.9	12.6

Total assets	88,813.8	82,480.5

Back to Contents

Unconsolidated Balance Sheet (continued)

	As of December 31, 2007	As of December 31, 2006

	€ million	€ million

Liabilities and equity
1. Liabilities to banks
a) Payable on demand	76.8	2,155.4
b) With an agreed maturity or period of notice	11,595.5	7,228.7

	11,672.3	9,384.1
2. Liabilities to customers
Other liabilities
a) Payable on demand	41.9	208.7
b) With an agreed maturity or period of notice	3,715.7	4,139.1

	3,757.6	4,347.8
3. Securitized liabilities
Debt securities issued	70,010.2	65,457.0
4. Trust liabilities
of which:
Trustee loans €112.2 m (2006: €114.9 m)	112.2	114.9
5. Other liabilities	22.4	21.1
6. Edmund Rehwinkel-Foundation	0.0	1.2
7. Prepaid expenses
a) From new issues and lending	0.8	1.2
b) Other	27.8	27.8

	28.6	29.0
8. Provisions
a) Provisions for pensions and similar obligations	74.5	74.6
b) Provisions for taxes	0.0	0.0
c) Other provisions	224.2	197.8

	298.7	272.4
9. Subordinated liabilities	1,022.3	1,071.2
10. Fund for general banking risks	1,057.0	981.0
11. Equity
a) Subscribed capital	135.0	135.0
b) Retained earnings
ba) Principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	245.8	215.0
Transfers from guarantee reserve	40.0	0.0
Transfers from net income for the year	31.5	30.8

	317.3	245.8
bb) Guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	409.7	409.7
Appropriations pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	40.0	0.0

	369.7	409.7

c) Distributable profit	10.5	10.3

	832.5	800.8

Total liabilities and equity	88,813.8	82,480.5

Back to Contents

Unconsolidated Balance Sheet (continued)

	As of December 31, 2007	As of December 31, 2006

	€ million	€ million

1. Contingent liabilities
Liabilities from guarantees and indemnity agreements	9.0	9.7

2. Other commitments
Irrevocable loan commitments	2,963.2	8,572.4

Back to Contents

Unconsolidated Profit and Loss Account

	For the year ended December 31, 2007	For the year ended December 31, 2006

	€ million	€ million

Expenses
1. Interest expenses	4,146.8	3,420.3
2. Fee and commission expenses	2.0	1.8
3. Net expenses from financial operations	0.0	0.0
4. General administrative expenses
a) Personnel expenses
aa) Wages and salaries	17.3	16.2
ab) Social security contributions and expenses
for pensions and other employee benefits	6.3	9.1
of which:
Pension expenses €4.3 m (2006: €7.1 m)

	23.6	25.3
b) Other administrative expenses	14.0	11.6

	37.6	36.9
5. Depreciation, amortization and write-downs of intangible and tangible fixed assets	1.5	1.6
6. Other operating expenses	0.8	0.6
7. Expenses for specific securities and loans and advances
a) Depreciation, amortization and write-downs of loans and advances, and specific securities as well as additions to provisions for possible loan losses	83.2	53.2
b) Additions to the fund for general banking risks	76.0	91.0

	159.2	144.2
8. Amortization and write-downs of equity investments, interests in affiliated companies and securities treated like assets	0.0	0.0
9. Extraordinary expenses	0.0	0.0
10. Taxes on income	0.0	0.0
11. Other taxes not disclosed under item 6	0.1	0.1
12. Net income for the year	42.0	41.0

Total expenses	4,390.0	3,646.5

1. Net income for the year	42.0	41.0
2. Transfers from retained earnings from guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	40.0	0.0
3. Transfers to retained earnings to principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank
from guarantee reserve	40.0	0.0
from net income for the year	31.5	30.7

4. Distributable profit	10.5	10.3

Back to Contents

Unconsolidated Profit and Loss Account (continued)

	For the year ended December 31, 2007	For the year ended December 31, 2006

	€ million	€ million

Income
1. Interest income from
a) Lending and money market transactions	3,295.0	2,788.5
b) Fixed-income securities and debt register claims	1,090.4	854.3

	4,385.4	3,642.8
2. Current income from
a) Equity and other non-fixed income securities	0.0	0.0
b) Equity investments	0.1	0.1
c) Interests in affiliated companies	0.0	0.0

	0.1	0.1
3. Fee and commission income	1.0	0.9
4. Net income from financial operations	0.0	0.0
5. Income from write-ups on loans and advances and specific securities as well as the reversal of provisions for possible loan losses	0.0	0.0
6. Income from write-ups on equity investments, interests in affiliated companies and securities treated like fixed assets	0.0	0.0
7. Other operating income	3.5	2.7
8. Extraordinary income	0.0	0.0

Total income	4,390.0	3,646.5

Back to Contents

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting and Valuation Methods

The annual accounts of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal guidelines for bank balance sheets and the bank and financial services companies accounting regulations (“RechKredV”) effective from December 11, 1998. The layout of the balance sheet and the profit and loss account has been adapted to the RechKredV and to the forms.

The valuation of asset and debit liability items follows the rules contained in §§ 252 et seq. and 340e of the German Commercial Code (Handelsgesetzbuch or “HGB”). Securities have been valued in strict accordance with the lower of cost or market value principle. The legal stipulations for revaluation have been carried out in accordance with § 280 (1) of the HGB.

Off-balance sheet financial instruments, used as hedging for balance-sheet items, are treated like secured transactions (with the necessary documentation) for the purposes of valuation. Zero bonds were valued at their issue price plus accrued rata interest based on the issue yield.

Investments in subsidiaries and affiliated companies are stated at their acquisition costs, where required, less write-downs.

According to their expected useful life, tangible assets as well as intangible assets have been depreciated on a straight-line basis in accordance with commercial law.

Liabilities have been valued with the repayment sum or the nominal amount of the debt. Agio and disagio have been marked down pro rata temporis.

Pension provisions have been valued as previously, using an assumed annual rate of interest of 3.5%. The valuation of pension provisions has been based on the legal tables drawn up in 2005 G by Dr. K. Heubeck. Furthermore, future career trends were considered as assessment parameters. Additional provisions have been included for anniversary bonuses and for early retirement in accordance with collective agreements.

Provisions for Rentenbank’s own special loan programs cover the interest subsidy in its entirety for the whole contracted term and the term of interest rate adjustment, respectively.

Adequate provisions were taken for all discernible credit risks. A general credit risk provision has been also deducted from the assets concerned.

In accordance with § 340h of the HGB, foreign currency amounts were converted and valued on the balance sheet date. Where hedge transactions have been used for foreign currency amounts, the items are valued as single valuation units.

For the 2007 financial year, Landwirtschaftliche Rentenbank drew up IFRS based consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (“DSV”) in accordance with § 315a of the HGB.

Additional Specifications on the Balance Sheet

The additional specifications and explanations on individual items were drawn up in the order they appear in the balance sheet. The balance sheet items show no accrued interest.

Back to Contents

Asset Items in the Balance Sheet

	2007 € million	2006 € million

Item 2: Due from banks
This item includes:
Subheading b) – other claims – divided according to the remaining time to maturity:
– Up to three months	10,846	10,703
– Longer than three months up to one year	15,468	14,887
– Longer than one year up to five years	16,315	16,918
– Longer than five years	16,003	13,712

Item 3: Due from customers
This item includes:
– Due from affiliated companies	180	179
– Due from companies in which Rentenbank has investment holdings	2	4
This item divided according to the remaining time to maturity:
– Up to three months	1,246	1,725
– Longer than three months up to one year	169	14
– Longer than one year up to five years	56	212
– Longer than five years	1	5

Item 4: Bonds and other fixed-income securities
This item includes:
The marketable securities in this item are:
- Listed	25,243	21,298
- Unlisted	293	246

Additionally, this item includes amounts which will be due in the year following the balance sheet date:
Bonds and other fixed-income securities
– From public issuers	29	—
– From other issuers	3,791	3,482

In accordance with the new § 10 (2b) 7 and in conjunction with (4c) of the Banking Act, Rentenbank has proved non-realized reserves for an amount of €17.0 million (as compared with €17.0 million in 2006) and for the Group €101.0 million (as compared with €91 million in 2006) as liable capital. The previous year’s values have been adjusted to the current legal status.

	2007	2006
	€ million	€ million

Items 5, 6:
The balance sheet items Shares, Investment Holdings and Holdings in affiliated companies do not include marketable securities.
Item 7: Trust assets
This item includes:
– Special-Purpose Fund	82	77
– Due from banks	30	38

Item 9: Tangible assets
This item includes:
– Land and buildings used by Rentenbank, flats	1	1
– Land and buildings scheduled for external use	19	19
– Equipment, furniture and fittings	1	0

Item 10: Other assets
This item includes:
– Maturing interest coupons	—	1

Assets denominated in foreign currencies	1,212	1,101

Back to Contents

Fixed Asset Summary

Fixed assets € million	Acquisition costs	Additions	Disposals	Cumulative depreciation	Balance sheet value Dec. 31, 2007	Balance sheet value Dec. 31, 2006	Depreciation 2007

Intangible assets	1	0	—	1	0	0	0
Tangible assets	33	1	1	13	20	20	1
Investment holdings	1	—	—	0	1	1	—
Holdings in affiliated companies	27	—	—	11	16	16	—

Total	61	1	1	24	37	37	1

Liability Items in the Balance Sheet

	2007	2006
	€ million	€ million

Item 1: Liabilities to banks
Subheading b) – with agreed term or period of notice – divided according to the remaining time to maturity:
– Up to three months	7,372	3,041
– Longer than three months up to one year	647	585
– Longer than one year up to five years	1,655	2,318
– Longer than five years	1,439	789
Securities worth a total value of nominal € 23,246 m (2006: € 19,833 m) have been deposited at the Deutsche Bundesbank for refinancing purposes. As a part of open market operations of the ECB, securities at a volume of €5,000 million were credited at the branch office of the Deutsche Bundesbank in Frankfurt at the end of 2007 (2006: €1,500 million).

Item 2: Liabilities to customers
This item includes:
– Liabilities to companies in which Rentenbank has
investment holdings	0	0

– Liabilities to affiliated companies	10	10
Subheading b) – with agreed term or period of notice – divided according to the remaining time to maturity:
– Up to three months	160	122
– Longer than three months up to one year	344	261
– Longer than one year up to five years	1,234	1,311
– Longer than five years	1,858	2,313

Item 3: Securitised liabilities
This item includes following amount
which will be due in the year following
the balance sheet date:
	23,729	18,696

Item 4: Trust liabilities
This item includes:
– Special-Purpose Fund	82	77
– Liabilities to customers	30	38

Item 5: Other liabilities
This item includes pro rata interest for subordinated liabilities (before hedging):	18	18

Item 9: Subordinated Liabilities

The subordinated liabilities were issued as note loans, loan agreements and bearer securities with global certificates. For the subordinated liabilities of €1,022 million (as compared with €1,071 million in 2006) the net outlay after hedging was €37.0 million (as compared with €26.0 million in 2006). A 15% share of the subordinated liabilities’ total amount accounts for a bond of JPY 25 billion equivalent to € 174.0 million after hedging. The bond is due on April 21, 2036. The related outlay rate before hedging is 2.8%. The subordinated liabilities’ financing conditions fulfill the requirements of § 10 (5a) of the Banking Act and exclude premature repayment.

Back to Contents

	2007	2006
	€ million	€ million

Debts denominated in foreign currency	44,866	44,169

Liabilities below the line
Item 1: Contingent liabilities
– Deficiency guarantees	5	5
– Bailment of security furnishments	4	5
Item 2: Other liabilities
The decrease of irrevocable loan commitments predominantly is due to outstanding commitments in money market business with banks.
Computation of cover
Liabilities for which mandatory cover must be provided are:
– Bearer securities	1,398	1,636
– Registered securities	5,995	6,825
The following assets are allocated to cover bonds issued:
– Due from banks	14,821	16,660
– Due from customers	5	14

Explanations on the Profit and Loss Account

Income

Breakdown by geographical markets		Germany	Europe/OECD
		€ million	€ million

Interest income	2007	1,878	2,507
	2006	1,711	1,932
Current income from shares and other non-fixed income securities	2007	—	—
	2006	—	—
Current income from investment holdings	2007	—	—
	2006	—	—
Commission Income	2007	1	—
	2006	1	—
Other operating income	2007	4	—
	2006	3	—

	2007	2006
	€ million	€ million

Item 7: Other operating income
The main components included in this item are:
– Rental income from Rentenbank’s own buildings	1.8	1.5
– Other refunds	0.5	0.5
– Sale of owner-occupied flats	0.5	—

Expenses and income include no material amounts relating to prior years.

Supplementary Information

Information on Market Risk-Related Transactions

In principle, derivative business is only transacted to hedge balance-sheet effective transactions. The volume of this business is limited through position, counterparty and product-related limits and is constantly monitored within the framework of our risk management system.

Back to Contents

Derivative Transactions – Volumes –

Netting and collateral agreements have not been taken into account in the breakdown.

	Nominal value		Fair value positive	Fair value negative
€ million	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007

Interest-rate risks
Interest-rate swaps	115,431	143,752	876	627
– Thereof: claims of redemption and conversion embedded in swaps	1,670	1,998	8	23
Swaptions
– Purchases	—	—	—	—
– Sales	276	1,066	—	5
Other interest-rate forward contracts	2,008	9	3	—

Interest-rate risk total	117,715	144,827	879	632
Currency risks
Cross-currency swaps	38,167	41,538	305	4,922
– Thereof: currency options embedded in swaps	158	206	1	19
– Thereof: claims of redemption embedded in swaps	67	110	0	7
Currency swaps	7,162	3,028	1	142

Currency risk total	45,329	44,566	306	5,064
Stock and other price risks
Stock index swaps	101	205	2	14
– Thereof: stock options embedded in swaps	101	102	2	14

Stock and other price risks total	101	205	2	14

Interest-rate, currency, stock and other price risks	163,145	189,598	1,187	5,710

Derivative Transactions – Breakdown by Maturities –

	Interest-rate risk		Currency risk		Stock and other price risks

Nominal value in € million	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Remaining time to maturity:
– Up to three months	52,249	68,601	8,760	6,996	—	—
– Longer than three months up to one year	18,642	31,620	6,773	8,295	—	130
– Longer than one year up to five years	31,284	32,413	18,502	21,472	101	75
– Longer than five years	15,540	12,193	11,294	7,803	—	—

Total	117,715	144,827	45,329	44,566	101	205

Derivative Transactions – Breakdown by Counterparties –

			Fair value	Fair value
	Nominal value		positive	negative
€ million	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007

OECD banks	148,944	175,659	1,112	4,699
Other counterparties	14,201	13,939	75	1,011

Total	163,145	189,598	1,187	5,710

Forward transactions, particularly those in foreign currencies, not yet completed by the balance sheet date, were concluded to cover market price risk. Commitments for pending transactions at the year’s end comprise interest-rate swaps, currency swaps, cross-currency swaps, interest-rate forward contracts as well as option transactions.

Back to Contents

Miscellaneous

During the 2007 financial year, the total remuneration of the Board of Managing Directors amounted to €2,371 thousand (as compared with €1,599 thousand in 2006). For the individual members of the Board of Managing Directors the remuneration for 2007 was fixed as follows:

€ thousand	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	250	225	28	503
Dr. Marcus Dahmen (since October 1, 2007)	75	—	3	78
Hans Jürgen Ploog	400	305	16	721
Dr. Horst Reinhardt	250	150	18	418
Dr. h.c. Uwe Zimpelmann (until September 30, 2007)	338	305	8	651

According to current regulations of remuneration, the Chairman of the Advisory Board obtains a fixed remuneration in the amount of €25 thousand and his deputy in the amount of €12.5 thousand. Members who are chairmen of an Advisory Board’s committee, obtain a remuneration of €10 thousand, unless their remuneration is already higher. Members of the Advisory Board functioning within a committee obtain €8.5 thousand, members of the Advisory Board who do not function within a committee obtain €7 thousand. Additionally, members of the Advisory Board get an attendance fee of €0.5 thousand for each Advisory Board meeting attended.

The total remuneration granted to members of our Advisory Board for their activity during the year amounted to €211 thousand (as compared with €195 thousand in 2006), both including VAT. Individual remuneration is listed in the following table (excluding VAT):

€ thousand	Membership	Remuneration	Attendance fee

Gerd Sonnleitner (Chairman of the Advisory Board)	January 1 – December 31	25.0	2.5
Dr. Helmut Born	January 1 – December 31	8.5	1.5
Dr. Rolf-E. Breuer	January 1 – December 31	10.0	1.0
Dr. Ulrich Brixner	January 1 – December 31	8.5	1.0
Hans-Heinrich Ehlen	January 1 – December 31	7.0	1.5
Bruno Fehse	May 15 – December 31	4.4	1.0
Dr. Thomas R. Fischer	January 1 – August 2	5.0	—
Udo Folgart	January 1 – June 30	3.5	—
Heinrich Haasis	November 9 – December 31	1.4	—
Peter Hauck*	January 1 – December 31	7.0	1.0
Werner Hilse	January 1 – December 31	8.5	1.0
Berthold Leber*	January 1 – December 31	8.5	1.5
Erika Lenz	January 1 – December 31	8.5	1.5
Franz-Josef Möllers	January 1 – December 31	8.5	1.5
Manfred Nüssel	January 1 – December 31	8.5	1.0
Horst Seehofer*	January 1 – December 31	12.5	1.5
Norbert Schindler	July 1 – December 31	3.5	1.0
Dr. Volker Sklenar*	January 1 – December 31	7.0	0.5
Dr. Peter Traumann	January 1 – May 14	2.6	0.5
Dr. Jörg Wendisch	January 1 – December 31	8.5	2.0
Hans-Joachim Wilms	January 1 – December 31	8.5	1.0
*or attorney

As at December 31, 2007, there were provisions totaling €10,986 thousand (as compared with €6,676 thousand in 2006) to meet pension commitments to former members of the Board of Managing Directors and their surviving dependants. Current benefit payments amounted to €677 thousand (as compared with €597 thousand in 2006).

Back to Contents

Number of Employees – Excluding Members of the Board of Managing Directors – Yearly Average:

	2007			2006

	Male	Female	Total	Male	Female	Total

Full-time employees	106	73	179	105	68	173
Part-time employees	2	18	20	3	21	24

Total	108	91	199	108	89	197

Substantial Shareholdings as Defined by § 285 (11) of the HGB

	Capital € million 2007		Share in the capital %	Result € million 2007

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	51.3		100.0	-0.8
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	9.2	*	25.1	-0.2	*
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	12.1		100.0	0.4

* 2006

As long as Landwirtschaftliche Rentenbank is a 100% shareholder of LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide LR Beteiligungsgesellschaft mbH with financial resources allowing it to fulfill its obligations on time at any time.

The listing of further companies according to § 285 (1) 11 of the HGB we have waived according to § 286 (3) 1 of the HGB as they are of minor significance for the net assets, financial position and profitability of Rentenbank.

Fees for Auditing and Consulting According to § 285 (1) 17 of the HGB

During the 2007 financial year, the expenses for auditing and consulting amounted to €359 thousand (as compared with €435 thousand in 2006). These costs are made up of following amounts:

Items in € thousand	2007	2006

Final audit	265	340
Other audit or evaluation services	78	74
Other services	16	21

The following table shows mandates for the legal constitution of the supervisory committees of large incorporated enterprises (§ 267 (3) HGB) held by legal representatives or other members of staff, under § 340a (4) 1 HGB:

Hans Bernhardt	Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen (Member of the Supervisory Board)
Dr. Marcus Dahmen	Verbund Katholischer Kliniken Düsseldorf gGmbH, Düsseldorf (Member of the Supervisory Board
Marien Hospital Düsseldorf GmbH, Düsseldorf (Member of the Supervisory Board)
Hans Jürgen Ploog	BVVG Bodenverwertungs- und verwaltungs GmbH, Berlin (Member of the Supervisory Board)

Back to Contents

Dr. h.c. Uwe Zimpelmann	DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (Member of the Supervisory Board)
Lohmann & Co. AG, Rechterfeld (Chairman of the Supervisory Board)

The members of the Board of Managing Directors and the Advisory Board for the 2007 financial year are to be found on pages 114-115.

Frankfurt/Main, March 12, 2008	LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Dahmen	/s/ Bernhardt	/s/ Ploog	/s/ Dr. Reinhardt

Back to Contents

Management

The following are the members of the Board of Managing Directors (Vorstand) and the Advisory Board (Verwaltungsrat) for the financial year 2007.

Board of Managing Directors:	Dipl.-Kfm. Hans Bernhardt
Dr. Marcus Dahmen – Chairman (since October 1, 2007)
Hans Jürgen Ploog
Dr. Horst Reinhardt
Dipl.-Kfm. Dr. h. c. Uwe Zimpelmann – Chairman (until September 30, 2007) -
Advisory Board
Chairman:	Präsident Gerd Sonnleitner Deutscher Bauernverband e.V., Berlin
Deputy Chairman:	Horst Seehofer
Bundesminister für Ernährung, Land- wirtschaft und Verbraucherschutz, Berlin
Representatives of the Deutscher Bauernverband e.V.:	Generalsekretär Dr. Helmut Born Deutscher Bauernverband e.V., Berlin
Präsident Udo Folgart Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf (until June 30, 2007)
Präsident Werner Hilse Landvolk Niedersachsen-Landesbauern- verband e.V., Hannover
Ehrenpräsidentin Erika Lenz Deutscher Landfrauenverband e. V., Berlin
Präsident Franz-Josef Möllers Westfälisch-Lippischer-Landwirtschafts- verband e.V., Münster
Präsident Norbert Schindler, MdB Bauern- und Winzerverband, Rheinland-Pfalz Süd e.V., Berlin (since July 1, 2007)
Representative of the Deutscher Raiffeisenverband e.V.:	Präsident Manfred Nüssel Deutscher Raiffeisenverband e.V., Berlin
Representative of the Food Industry:	Präsident Bruno Fehse Bundesverband der Agrargewerblichen Wirtschaft e.V., Bonn (since May 15, 2007)
Dr. Peter Traumann Mitglied des Vorstandes Bundesvereinigung der Deutschen Ernährungsindustrie e.V., Berlin (until May 14, 2007)
State Ministers of Agriculture:
Baden-Wuerttemberg:	Peter Hauk Minister für Ernährung und Ländlichen Raum des Landes Baden-Württemberg, Stuttgart
Lower-Saxony:	Hans-Heinrich Ehlen Minister für den Ländlichen Raum, Ernährung, Landwirtschaft und Verbraucherschutz des Landes Niedersachsen, Hannover
Free State of Thuringia:	Dr. Volker Sklenar Minister für Landwirtschaft, Naturschutz und Umwelt des Freistaates Thüringen, Erfurt

Back to Contents

Representative of the Trade Unions:	Hans-Joachim Wilms Stellvertretender Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Berlin
Representative of the Federal Ministry of Food, Agriculture and Consumer Protection:	Dr. Jörg Wendisch Ministerialdirektor, Bonn
Representative of the Federal Ministry of Finance:	Berthold Leber Ministerialdirigent, Berlin
Representatives of Banks and other Lending Experts:	Dr. Rolf-E. Breuer Ehem. Sprecher des Vorstands und früherer Vorsitzender des Aufsichtsrates der Deutsche Bank AG, Frankfurt am Main
Dr. Ulrich Brixner Vorsitzender des Beirats der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Dr. Thomas R. Fischer ehem. Vorsitzender des Vorstandes der WestLB AG, Düsseldorf (until August 2, 2007)
Präsident Heinrich Haasis Deutscher Sparkassen- und Giroverband e.V., Berlin (since November 9, 2007)

Back to Contents

ACCOUNTANT’S REPORT

For the complete unconsolidated financial statements and the management report we have issued an unqualified Auditors’ Report according to § 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German unconsolidated financial statements and the management report and not to the English translation of the unconsolidated financial statements and the management report. The translation of the Auditors’ Report reads as follows:

Independent Auditors’ Report

We have audited the annual unconsolidated financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the book-keeping system, and the management report of the Landwirtschaftliche Rentenbank, Frankfurt am Main, for the business year from January 1 to December 31, 2007. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law as well as the supplementary regulations in Rentenbank’s Governing Law and its Statutes are the responsibility of Rentenbank’s management. Our responsibility is to express an opinion on the annual financial statements, together with the book-keeping system, and the management report based on our audit.

We conducted our audit of the annual unconsolidated financial statements in accordance with §317 of the German Commercial Code (Handelsgesetzbuch or HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by Rentenbank’s management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the legal regulations and the supplementary regulations in Rentenbank’s Governing Law and its Statutes and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. The management report is consistent with the annual unconsolidated financial statements, provides a suitable view of the Group’s position and suitably presents opportunities and risks of future development.

Frankfurt am Main, March 12, 2008

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs) Wirtschaftsprüfer	(Theileis) Wirtschaftsprüfer

Back to Contents

SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

		Interest Rate	Year of Incurrence	Maturity	Principal Amount Outstanding at December 31, 2007

					(€ in millions	)
1.	Promissory Notes/Internat. Loans	1.16%-6.2%	1995-2007	2008-2024	1,456
	(Schuldscheindarlehen)
2.	Registered Bonds	0%-6.1%	1973-2007	2008-2031	6,060
	(Namensschuldverschreibungen)
3.	Bearer Bonds
	Secured	3.00%-6.325%	1998-2007	2008-2013	1,409
	Unsecured	0%-19.25%	1994-2007	2008-2049	63,966
	Total consolidated funded debt				72,892

__________

(1) Rentenbank’s funded debt includes the following debt in foreign currencies:

Currency	Principal Amount Outstanding at December 31, 2007

(€ in millions)
Australian dollar	3,824
Canadian dollar	1,850
Mexican peso	199
Polish zloty	54
Hungarian forint	60
Japanese Yen	3,365
New Zealand dollar	765
Norwegian kroner	720
Pound sterling	2,538
Swedish kroner	336
Turkish lira	205
Swiss francs	1,564
South African rand	276
Iceland krona	95
U.S. dollar	29,064

44,913

Back to Contents

Repayment Schedule for Consolidated Funded Debt

		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	After 2017	Total
	(€ in millions)
1.	Promissory Notes/Intern.Loans: (Schuldscheindarlehen)	54	27	198	44	0	12	409	202	81	180	230	1,437
2.	Registered Bonds
	(Namensschuldverschreibungen)	1,125	1,113	584	425	436	968	432	332	432	3	147	5,995
3.	Bearer Bonds
	Secured	86	1,307	0	4	0	2	0	0	0	0	0	1,398
	Unsecured	22,354	10,156	7,124	5,332	4,893	3,908	2,141	2,003	1,465	2,609	2,150	64,134
	Total	23,618	12,602	7,906	5,804	5,329	4,890	2,982	2,537	1,978	2,791	2,527	72,963

Back to Contents

THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of 357,093 km2 (about 138,000 square miles). Its total population was in the range of 82.4 million in 2006. Approximately 15% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne, Frankfurt am Main, Stuttgart, Dortmund, Essen, Dusseldorf and Bremen.

Source: Statistisches Bundesamt, Statistisches Jahrbuch 2007, Tables 2.1.1, 2.5, and 2.6.

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 18, 2005.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party of Democratic Socialism (Linkspartei.PDS, formerly PDS) together with members of the party Labor and Social Justice – The Election Alternative (WASG) as the left-wing fraction (Die Linke.), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 16 electoral periods. The last general elections in September 2005 resulted in a “grand coalition” between the two largest political blocs, the Christian Democrats (CDU/CSU) and the Social Democrats (SPD), led by Chancellor Ms. Angela Merkel (CDU).

Back to Contents

The following table shows the results of the five most recent general elections for the Bundestag.

	2005 Elections		2002 Elections		1998 Elections		1994 Elections		1990 Elections (1)

	% of		% of		% of		% of		% of
	Votes	Seats	Votes	Seats	Votes	Seats	Votes	Seats	Votes	Seats

CDU/CSU	35.2	226	38.5	248	35.1	245	41.4	294	43.8	319
SPD	34.2	222	38.5	251	40.9	298	36.4	252	33.5	239
FDP	9.8	61	7.4	47	6.2	43	6.9	47	11.0	79
Die Linke. (2)	8.7	54	4.0	2	5.1	36	4.4	30	2.4	17
Bündnis 90/Die Grünen (3)	8.1	51	8.6	55	6.7	47	7.3	49	5.0	8
Others	3.9	—	3.0	—	5.9	—	3.6	—	4.2	—

Total		614		603		669		672		662

(1)	In 1990, Bündnis 90 (East German Grüne) and the PDS were represented in the Bundestag pursuant to special provisions in the Treaty on Unity, relating to the political parties of the eastern Länder.
(2)	Results for the PDS for all elections prior to 2005.
(3)	Includes the results for the West German Grüne party and of Bündnis 90 (East German Grüne) for 1990; includes the results for the combined Bündnis 90/Grüne for 1994 and all subsequent periods.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2005, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2007, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On May 1, 2004, ten new countries – Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia – became part of the EU, joining its previous members Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom. On January 1, 2007, two more countries, Bulgaria and Romania, joined the EU. The aggregate population of the Member States is now approximately 495 million. Accession negotiations with Turkey and Croatia started in October 2005. Furthermore, in December 2005 the European Council decided to grant candidate status to the Former Yugoslav Republic of Macedonia.

Sources: Europa.eu, The history of the European Union (http://europa.eu/abc/history/index_en.htm); Europa.eu, 2000-today: A decade of further expansion, The history of the European Union (http://europa.eu/abc/history/2000_today/index_en.htm); Statistical Office of the European Communities, Total population at 1 January (http://epp.eurostat.ec.europa.eu/portal/page?_pageid=1996,39140985&_dad=portal&_schema=PORTAL&
screen=detailref&language=en&product=Yearlies_new_population&root=Yearlies_new_population/C/C1/C11/caa10000); Europa.eu, Enlargement strategy 2006-2007: challenges and integration capacity, Summary of Legislation (http://europa.eu/scadplus/leg/en/lvb/e50025.htm).

Back to Contents

Economic Integration

From its inception, the EU has had the fundamental objective, like its predecessors, of economic integration of its Member States. Culminating a long process, an internal market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies and promoting economic efficiency. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunications and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “European Passport”, which enables financial institutions to provid e financial services throughout the common market based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Inter-institutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission (the “Commission”). Among other things, the IIA defines maximum amounts for commitment appropriations, which cover legal commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2008 EU budget, which was adopted by the Parliament on December 18, 2007, amounts to EUR 129.1 billion in commitment appropriations and EUR 120.3 billion in payment appropriations. The amount of commitment a ppropriations corresponds to 1.03% of the EU gross national income, while the amount of payment appropriations corresponds to 0.96% of the EU gross natural income.

Sources: Europa.eu, The EU at a Glance (http://europa.eu/abc/index_en.htm); Europa.eu, Europe in 12 lessons
(http://europa.eu/abc/12lessons/index_en.htm); Europa.eu, What does the EU do?, Europe in 12 lessons
(http://europa.eu/abc/12lessons/lesson_5/index_en.htm); European Commission, A Financial Framework for the enlarged Union (2007-2013), Financial Programming and Budget
(http://ec.europa.eu/budget/prior_future/fin_framework_en.htm);Official Journal of the European Union,
Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01)
(http://eur-lex.europa.eu/LexUriServ/site/en/oj/2006/c_139/c_13920060614en00010017.pdf); European Commission, The current year, Financial Programming and Budget
(http://ec.europa.eu/budget/budget_detail/current_year_en.htm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia joined the euro area as the thirteenth Member State on January 1, 2007, while Malta and Cyprus f ollowed on January 1, 2008. The EMU thus currently comprises 15 Member States.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro, assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: Europa.eu, The History of the European Union: 2002 (http://europa.eu/abc/history/2000_today/2002/index_en.htm);

Back to Contents

Europa.eu, The History of the European Union: 1999 (http://europa.eu/abc/history/1990-1999/1999/index_en.htm);
Europa.eu, The History of the European Union: 1998 (http://europa.eu/abc/history/1990-1999/1998/index_en.htm);
European Commission, Cyprus adopts the euro, press release of January 1, 2008
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/08/1&format=HTML&aged=0&language=EN&
guiLanguage=en); European Commission, Malta adopts the euro, press release of January 1, 2008
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/08/2&format=HTML&aged=0&language=EN&
guiLanguage=en;http://www.ecb.eu/ecb/history/emu/html/index.en.html).

To ensure continuous budgetary discipline in the EMU, the Member States agreed on the main elements of a Stability and Growth Pact (the “Pact”) in 1996. According to the Pact, which was slightly modified in 2005, Member States must pursue a medium-term objective of ensuring the long-term sustainability of public finances and minimizing the risk of any Member State’s government deficit exceeding the reference value of 3% of its gross domestic product (“GDP”) under the Maastricht Treaty.

Under the Maastricht Treaty, implementing regulations and the Pact, a Member State whose general government deficit exceeds the reference value of 3% of its GDP becomes subject to the “excessive deficit procedure”. The procedure provides that the Economic and Finance Affairs Council (the “Ecofin Council”) decides whether an excessive deficit has been incurred. The Ecofin Council is a meeting of the Council composed of Economics and Finance Ministers of the Member States. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. If it determines that such corrective measures are not adequate, the Maastricht Treaty and the Pact provide for a wide range of remedies. For those Member States whose currency is the euro, this process could ultimately lead to the imposit ion of annual financial penalties of as much as 0.5% of a Member State’s GDP. Financial penalties may not be imposed, however, until the end of a further review period. Furthermore, the Pact provides that the 3% limit may be exceeded without triggering an excessive deficit procedure provided that the deficit is considered to be exceptional and temporary, for example, in the event of a severe economic downturn (i.e., a recession), a longer period of weak growth or an unusual event outside the control of the Member State concerned (e.g., a significant natural disaster or a war having an impact on that Member State).

Moreover, in judging whether a deficit is too high and whether a Member State must implement corrective measures, the Ecofin Council relies on an indicative list of relevant factors that has been agreed upon by the Member States. This list includes, among other factors, the costs of implementing policies according to the Lisbon Agenda, which outlines the EU’s strategy for economic, social and environmental renewal until 2010; high financial contributions aimed at fostering international solidarity and achieving European policy goals, notably European unification; and costs of pension reform.

Since 2002, the Commission has initiated excessive deficit procedures against various Member States, including Germany. The deficit procedure against Germany was closed in June 2007 after the deficit was reduced to below the 3% reference value. For further information on the excessive deficit procedure against Germany, see “Public Finance – Germany’s General Government Deficit/Surplus, the Stability Program and the Excessive Deficit Procedure”.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&aged=1&language=EN&guiLanguage=en); Treaty Establishing the European Community, Article 104
(http://europa.eu/eur-lex/en/treaties/selected/livre223.html#anArt6); Treaty Establishing the European Community, Protocols
(http://europa.eu/eur-lex/en/treaties/selected/livre335.html); European Council, Council Regulation (EC) No 1466/97
(http://eur-lex.europa.eu/LexUriServ/site/en/consleg/1997/R/01997R1466-20050727-en.pdf); European Council, Council Regulation (EC) No 1467/97
(http://eur-lex.europa.eu/LexUriServ/site/en/consleg/1997/R/01997R1467-20050727-en.pdf); European Commission, Stability and Growth Pact, Economic and Financial Affairs
(http://ec.europa.eu/economy_finance/sg_pact_fiscal_policy/index_en.htm?cs_mid=570); Europea n Commission, Stability and Growth Pact: Country-specific procedures, Economic and Financial Affairs
(http://ec.europa.eu/economy_finance/sg_pact_fiscal_policy/excessive_deficit9109_en.htm).

Back to Contents

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution which sets out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens by introducing more democracy and transparency into the governance of the EU. The constitution (the “Constitution”) was signed by the heads of state and government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a preconditi on to its entry into force. After the failure of referendums held in France and the Netherlands for ratification, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the heads of state and government and the foreign ministers in Lisbon on December 13, 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the Constitution, while modifying or leaving out certain controversial topics. The aim is for the Treaty of Lisbon to enter into force by January 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons
(http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Institutional Reform of the European Union : Main dates
(http://europa.eu/institutional_reform/chronology/index_en.htm); Official Journal of the European Union, 2004/C 310/01
(http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2004:310:SOM:EN:HTML); European Council, Declaration by the Heads of State or Government of the Members States of the European Union, 18 June 2005
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council – 21 and 22 June 2007
(http://europa.eu/scadplus/constitution/european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance
(http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon: News
(http://europa.eu/lisbon_treaty/news/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the International Monetary Fund (“IMF”) relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Back to Contents

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2007, its GDP expressed at current prices was EUR 2,423.8 billion, compared to EUR 2,322.2 billion in 2006, which represents an increase of 4.4%. Real GDP rose by 2.5% compared to 2006, and by 27.1% compared to 1991. This growth in GDP since 1991 has been largely driven by gains in productivity, as real GDP per employee has risen by 23.5% since 1991. In calculating real GDP growth, the Federal Statistical Office uses a chain index based on previous years’ prices. In 2007, GDP per capita at current prices was EUR 29,464, while GDP per employee at current prices was EUR 60,996.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP. In 2007, financial, renting and business activities accounted for 29.4% (1991: 23.3%), and other public and private service activities accounted for 21.9% (1991: 20.8%) of gross value added, measured at current prices, while the share of trade and transport services, including hotel and restaurant services as well as communication services, remained fairly constant at 17.7% (1991: 17.9%). The production sector (excluding construction) generated 26.0% of gross value added compared to 30.6% in 1991. Construction contributed 4.1% (1991: 6.0%) to gross value added, and agriculture, forestry and fishing accounted for 0.9% of gross value added (1991: 1.4%).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Table 2.2.1.

In 2007, private consumption totaled 56.7% of GDP, gross capital formation amounted to 18.3%, and government consumption equaled 18.0%. Exports and imports of goods and services accounted for 46.7% and 39.7% of GDP at current prices, respectively. The trade balance thus showed a surplus equal to 7.0% of GDP in 2007.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Table 2.3.1.

In 2007, real GDP grew by 2.5%. This increase was the second highest rate of economic growth since 2000 and was only slightly weaker than the 2.9% rise in 2006. Economic growth was due to both domestic and foreign demand. Net exports contributed 1.6 percentage points to GDP growth, confirming the importance of foreign trade for the economic performance of Germany. Exports totaled EUR 1,133.0 billion at current prices in 2007. This level represents an increase of 8.3% compared to 2006. In real terms, exports increased by 7.8% from 2006 to 2007. Imports rose by 4.6 % in nominal terms to EUR 962.2 billion and by 4.8% in price-adjusted terms in 2007. This increase was almost exclusively driven by gross fixed capital formation, which grew by an above average 5.0% and contributed 0.9 percentage points to annual GDP growth from 2006 to 2007. At the same time, the decline in private consumption by 0.4% in 2007 compared to 2006 (contribution to GDP growth in 2007: -0.3 percentage points) following the VAT rise at the beginning of 2007 almost offset the strong growth of public consumption by 2.1% from 2006 to 2007 (contribution to GDP growth in 2007: +0.4 percentage points).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Tables 2.3.1 and 2.3.2.

The rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) continued its downward trend and decreased from 10.8% in 2006 to 9.0% in 2007. Based on the internationally comparable method of calculation promulgated by the International Labor Organization (ILO), which is referred to as the “ILO definition”, the unemployment rate decreased from 9.8% in 2006 to 8.3% in 2007. The Federal Statistical Office changed the main data source for the calculation of the ILO unemployment rate in October 2007. The telephone survey “labour market in Germany” was replaced by the

Back to Contents

labour force survey which is harmonized at the EU level. This change of methodology resulted in an upward revision of the number of unemployed persons according to the ILO definition by approximately 800,000 while the trends of the two sources are largely consistent. For an explanation of the differences between the national definition and the ILO definition, see “Employment and Labor”. Inflation as measured by the percentage increase in the national consumer price index (“CPI”) accelerated from 1.6% in 2006 to 2.3% in 2007. Main drivers of inflation were the VAT hike by 3 percentage points, which came into effect at the beginning of 2007, as well as the distinct increase of energy and food prices. General government debt totaled EUR 1,569.0 billion at year-end 2006 and EUR 1,576.3 billion at year-end 2007.

Sources: Bundesagentur für Arbeit, Monatsbericht Dezember und das Jahr 2007, Table Arbeitsmarktzahlen 2003 bis 2007, Deutschland; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Table 3.1.2; Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Deutsche Bundesbank, Monatsbericht Januar 2008, pages 8 and 114; Deutsche Bundesbank, Monatsbericht April 2008, Tables IX.1 and X.7.

The Federal Government’s official forecast of real GDP growth in Germany, as published in April 2008, is 1.7% for 2008 and is therefore unchanged compared to the projection of January 2008. The Federal Government expects worldwide GDP growth to slow down in 2008 due to the U.S. subprime mortgage crisis, which has negatively affected the global financial markets. Together with the strength of the euro and the all-time high of the oil price, the crisis in the global financial markets is putting pressure on the export-oriented German economy. Accordingly, the contribution of net exports to economic growth is expected to shrink to 0.5 percentage points, while domestic demand is expected to sustain economic growth. After a decline in 2007, private consumption is likely to recover due to the positive development of employment and income. In addition, the dampening impact of the VAT hike is continuing to dissipate. The real growth rate of private consumption is, therefore, expected to reach 0.8% in 2008. Higher than expected inflation could, however, impair real income and pose a risk to the predicted recovery of real private consumption. The projections of the Federal Government are also based on the still relatively robust development of gross fixed capital formation, which is expected to expand by 2.9% in 2008. German enterprises have considerable internal funds at their disposal to finance investments while conditions for external financing are expected to deteriorate moderately due to the current conditions in the financial markets. As capacity utilization and the order backlog remain on above-average levels, the upswing of gross fixed capital formation in machinery and equipment is expected to continue (+4.9%) but at a slower pace. Gross fixed capital formation in construction is projected to grow by 1.0% in 2008, as favorable prospects for commercial and public construction are weighed against weak expectations for residential construction. The Federal Government expects employment to rise further by 1.0% or 400,000 persons in 2008, while registered unemployment is forecast to decline by 500,000 persons. Government consumption is projected to increase by 1.2% in 2008.

Source: Bundesministerium für Wirtschaft und Technologie, Bundesminister Glos: Es geht weiter aufwärts – trotz Gegenwind, press release of April 24, 2008 (http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=245316.html).

The following table shows selected key economic figures for the Federal Republic for the past five years.

Back to Contents

KEY ECONOMIC FIGURES

	2007	2006	2005	2004	2003

	(EUR in billions)
GDP – at current prices	2,423.8	2,322.2	2,244.6	2,211.2	2,163.8
(change from previous year in %)	4.4	3.5	1.5	2.2	1.0
GDP – price-adjusted, chain-linked index (2000=100), not adjusted for calendar effects	108.5	105.8	102.9	102.1	101.0
(change from previous year in %)	2.5	2.9	0.8	1.1	-0.2
GDP – price-adjusted, chain-linked index (2000=100), adjusted for calendar effects	108.7	105.9	102.7	101.7	101.2
(change from previous year in %)	2.6	3.1	1.0	0.6	-0.2
Unemployment rate (ILO definition)
(in %) (1)	8.3	9.8	10.6	9.7	9.2
Rate of inflation
(year-to-year change in consumer price index (CPI) in %)	2.3	1.6	1.5	1.7	1.0
Balance of payments – current account	184.2	141.5	116.6	102.9	44.0
General government debt (2)	1,576.3	1,569.0	1,521.5	1,451.1	1,381.0

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Deutsche Bundesbank, Monatsbericht April 2008, Tables IX.1 and XI.2; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2007 (February 2008), Tables 1.1 and 1.10; Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last updated on March 14, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/
EconomicIndicators/BasicData/Content100/vpi101j,templateId=renderPrint.psml).

Economic Policy

The Federal Government’s foremost economic policy objectives are to promote economic growth and employment. In addition, in light of the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy, the Federal Government aims to modernize the German economy and German society on every level. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location in the worldwide competition for ideas and capital, innovation and investment.

To achieve these goals, the previous Federal Government adopted several major economic policy initiatives, including measures providing for consolidation of the budget, a further opening up of product markets and income tax reform. Especially with respect to the social security system, a bundle of measures designated as “Agenda 2010” was implemented, which comprised, among others, measures to make the labor markets more flexible, to reform the system of unemployment and welfare benefits, to reform labor, social and tax law, and to strengthen the financial position of the municipalities. In addition, steps to facilitate raising venture capital and to improve the efficiency of the German capital markets were taken.

The current Federal Government is continuing this reform policy and is engaging in additional reforms designed to further strengthen the competitiveness of the German economy, especially for businesses that operate internationally. Some of these reform measures are already in effect, others have only just received, or are currently awaiting, legislative approval, and a third group is still in the planning phase. The measures include major reforms of the health insurance, the pension system, corporate and other general business taxation as well as various measures aiming at a consolidation of the budget, promoting research and development, reducing the administrative burden especially for small- and medium-sized enterprises, strengthening Germany as a financial center and improving financing conditions, further labor market reforms and the reform of the federal system.

An important objective of the employment policy reform is to keep non-wage labor costs (i.e., the aggregated contribution rates to the social security system, of which employers and employees generally each

Back to Contents

pay half) permanently below 40% of total labor costs. A reduction in the contribution rate to unemployment insurance to 3.3%, which took effect as from January 1, 2008, is a major step in that respect. For more information on the reform of the health insurance and the pension system, see “Social Security Legislation and Social Policy”.

Also, with effect from January 1, 2008, the reform of corporate and other general business taxation has reduced the average overall tax burden on companies in Germany from 38.7% to just below 30%. This measure has made German tax rates competitive again internationally. For more information on recent and pending tax-related measures, see “Public Finance – Tax Structure -Recent and Pending Tax Reform Measures”.

A major reform of the federal system, the so-called Federalism Reform I (Föderalismusreform I), was implemented in 2006 in order to provide a clear-cut allocation of responsibilities between the federal level (Bund) and the state level (Länder). The matters that are allocated exclusively to either the federal level or the state level have been increased. In a second step of the reform, measures relating to fiscal relations are also planned. The Federalism Reform II (Föderalismusreform II) is supposed to restructure the federal fiscal constitution and improve the efficiency of the administration. A central goal will be to limit public indebtedness and avoid budgetary crises in federal states by means of effective debt regulation.

Sources: Bundesregierung, Koalitionsvertrag – Inhalt
(http://www.bundesregierung.de/Webs/Breg/DE/Bundesregierung/Koalitionsvertrag/koalitionsvertrag.html); Bundesregierung, Reformprojekte
(http://www.bundesregierung.de/Webs/Breg/DE/Reformprojekte/reformprojekte.html);
Bundesregierung, Föderalismusreform
(http://www.bundesregierung.de/Webs/Breg/DE/Reformprojekte/Foederalismusreform/foederalismusreform.htm);
Bundesregierung, Agenda 2010: Deutschland bewegt sich,
(http://archiv.bundesregierung.de/artikel/81/557981/attachment/557980_0.pdf); Federal Ministry of Economics and Technology, Annual Economic Report 2008 (January 2008).

Federal Budget 2007

In 2007, expenditures amounted to EUR 270.4 billion, while revenues amounted to EUR 255.7 billion, leading to a deficit of EUR 14.7 billion. Current allocations and grants to authorities and others, mainly social insurance funds, were the largest item among the expenditures, accounting for EUR 160.4 billion) of total expenditures in 2007. Other major items included interest expense (EUR 38.7 billion), and personnel expenses (EUR 26.0 billion). Expenditures for social welfare programs represented 51.7% of total expenditures, while investment spending accounted for 9.7%.

Sources: Bundesministerium der Finanzen, Monatsbericht Februar 2008, pages 45-65;Bundesministerium der Finanzen, Monatsbericht März 2008, pages 37-60.

Federal Budget 2008

Following legislative approval in December 2007, the Federal Budget (Bundeshaushalt) 2008 became effective on January 1, 2008. The budget provides for estimated expenditures totaling EUR 283.2 billion, which is an increase of 4.7% compared to 2007. Revenues are projected to total EUR 271.1 billion, resulting in a deficit of EUR 12.1 billion. The deficit amounts to less than public investment spending (EUR 24.7 billion), and thus complies with the deficit ceiling provided for by the German Constitution (Grundgesetz). Expenditures for social security are expected to total EUR 140.3 billion (corresponding to 49.5% of total expenditures), including EUR 78.2 billion in grants to the compulsory pension system as well as EUR 42.9 billion in unemployment benefits. Interest expense will amount to approximately EUR 41.8 billion.

Source: Bundesministerium der Finanzen, Monatsbericht März 2008, pages 37-60.

Tax Revenues and Other Federal Income

The 2008 federal budget is based on projected tax revenues of EUR 238.0 billion, which would represent an increase of EUR 7.9 billion, or 3.4%, compared to 2007. Other federal income included in the budget is estimated to amount to EUR 33.1 billion in 2008, an increase of EUR 7.4 billion compared to 2007. It includes, among other items, returns on loans and participations, and privatization revenues as well as the profit of the Deutsche Bundesbank.

Source: Bundesministerium der Finanzen, Monatsbericht März 2008, pages 37-60.

Back to Contents

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2007	2006	2005	2004	2003	2007	2006	2005	2004

	(EUR in billions)					(change in %)
Domestic uses	2,253.0	2,195.8	2,131.3	2,100.2	2,077.9	2.6	3.0	1.5	1.1
Final private consumption	1,374.4	1,357.5	1,326.4	1,307.5	1,284.6	1.2	2.3	1.4	1.8
Final government consumption	436.1	425.9	421.5	415.6	416.9	2.4	1.0	1.4	-0.3
Gross fixed capital formation	449.6	417.1	390.8	387.3	386.7	7.8	6.7	0.9	0.1
Machinery and equipment	186.5	173.7	162.1	154.5	149.3	7.4	7.1	4.9	3.5
Construction	235.9	217.2	203.4	208.0	213.1	8.6	6.8	-2.2	-2.4
Other products	27.1	26.3	25.3	24.8	24.3	3.3	3.7	2.1	1.8
Changes in inventories (1)	-7.1	-4.7	-7.5	-10.2	-10.3	—	—	—	—
Net exports (1)	170.9	126.4	113.3	111.0	85.9	—	—	—	—
Exports	1,133.0	1,046.5	918.0	847.8	771.3	8.3	14.0	8.3	9.9
Imports	962.2	920.1	804.7	736.8	685.4	4.6	14.3	9.2	7.5

Gross domestic product	2,423.8	2,322.2	2,244.6	2,211.2	2,163.8	4.4	3.5	1.5	2.2

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2007 (February 2008), Tables 3.1 and 3.9.

STRUCTURE OF GDP – ORIGIN

	2007	2006	2005	2004	2003	2007	2006	2005	2004

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,172.2	2,094.2	2,026.4	1,998.7	1,949.4	3.7	3.3	1.4	2.5
Agriculture, forestry and fishing	19.9	17.8	17.8	21.8	19.1	11.7	0.2	-18.2	14.0
Production sector (excluding construction)	564.7	531.4	507.0	499.9	477.1	6.3	4.8	1.4	4.8
Construction	88.5	83.9	79.9	83.3	85.5	5.5	5.1	-4.1	-2.7
Trade and transport (1)	385.3	375.0	358.0	352.9	346.1	2.7	4.8	1.4	2.0
Financial, renting and business activities	637.8	618.1	601.4	582.9	570.2	3.2	2.8	3.2	2.2
Other public and private service activities	476.0	468.0	462.4	458.0	451.4	1.7	1.2	1.0	1.5
Taxes on products offset against subsidies on products	251.6	228.0	218.2	212.5	214.4	10.4	4.5	2.7	-0.9

Gross domestic product	2,423.8	2,322.2	2,244.6	2,211.2	2,163.8	4.4	3.5	1.5	2.2

(1)	Including hotel and restaurant services as well as communication services.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2007 (February 2008), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder has undergone a restructuring process. Today, the

Back to Contents

German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of North-Rhine Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, and chemicals and chemical products. In 2007, the sector’s aggregate contribution to gross value added at current prices was 26.0% (excluding construction) and 30.1% (including construction).

Sources: Volkswirtschaftliche Gesamtrechnung der Länder, Reihe 1 Band 1 (March 2008), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4-2007 (March 2008), Tables 2.2.1. and 3.2.1.

The following table shows the output of the production sector in index form using 2000 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR (1)
(2000 = 100)

	2007 (2)	2006	2005	2004	2003

Production sector, total	116.3	109.8	103.7	100.9	98.4
Industry (3)	121.0	113.2	106.3	102.5	99.5
of which:
Intermediate goods (4)	124.0	115.1	106.5	103.3	99.5
Capital goods (5)	128.6	118.8	111.1	105.8	102.0
Durable goods (6)	95.3	94.0	87.8	87.5	87.2
Nondurable goods (7)	105.9	102.6	100.9	97.9	97.4
Energy (8)	100.4	102.9	102.8	102.7	99.8
Construction (9)	83.2	81.0	76.1	80.6	84.9

(1)	Adjusted for working-day variations.
(2)	Provisional figures.
(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(4)	Including mining and quarrying except energy-producing goods.
(5)	Including manufacture of motor vehicles and components.
(6)	Consumption goods that have a long-term use, such as furniture.
(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2008, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises trade and transport services (including hotel and restaurant services as well as communications services), financial, renting and business activities as well as other public and private service activities, has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2007, however, the sector’s aggregate contribution to gross value added at current prices remained more or less stable at 69.0%, which was mainly due to the strong growth in the industrial sector. Within the services sector, the segment of financial, renting and business activities represents the largest segment in terms of contribution to total gross value added, contributing 29.4% in 2007.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4-2007 (March 2008), Table 3.2.1.

Employment and Labor

Following German reunification, the unemployment rate of the combined workforce of the western and eastern Länder, calculated in accordance with the national definition of the Federal Employment Agency, rose from 7.7% in 1992 to a peak of 11.4% in 1997. Under the internationally comparable ILO definition, which

Back to Contents

considers only those persons as unemployed who are available and seeking work, the unemployment rate rose from 6.2% in 1992 to 9.2% in 1997. In the period 1998 to 2001, the rate decreased slightly to 9.4% under the national definition or to 7.5% under the ILO definition. In the period from 2002 to 2004, however, the unemployment rate rose again to 10.5% under the national definition or to 9.7% under the ILO definition in the wake of sluggish economic growth.

Effective January 2005, as a result of legislative measures implemented in connection with the so-called Hartz IV labor market reform, former recipients of social assistance who are able to work now receive a new form of unemployment benefits known as Arbeitslosengeld II, which is also paid to those registered as unemployed for more than a year, and, accordingly, are also registered as unemployed. This change accounts for most of the significant increase in the (seasonally adjusted) unemployment rate according to the national definition from 10.9% (December 2004) to 12.1% (March 2005). In 2007, the average unemployment rate according to the national definition was 9.0%, compared to 10.8% in 2006. Under the ILO definition, the average unemployment rate was 8.3% in 2007 compared to 9.8% in 2006.

The number of persons resident in Germany who were either employed or self-employed in 2007 was approximately 39.7 million, which is 1.7% more compared to 2006.

Sources: Bundesagentur für Arbeit, Statistik: Arbeitslose und Arbeitslosenquoten (March 2008) (http://www.pub.arbeitsamt.de/hst/services/statistik/aktuell/iiia4/zr-alob.xls); Deutsche Bundesbank, Statistisches Beiheft 4 zum Monatsbericht Mai 2007, saisonbereinigte Wirtschaftszahlen, Table II.8; Statistisches Bundesamt, Fachserie 18, Reihe 1.4. – 2007 (March 2008), Table 2.1.11.

The following table shows data with respect to employment and unemployment for each of the years indicated. In the unemployment rates shown below, persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, particularly in the eastern Länder, are not included, since they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2007	2006	2005	2004	2003

Employed
(in thousands)-ILO definition	39,659	39,006	38,749	38,794	38,633
Unemployed
(in thousands)-ILO definition (1)	3,609	4,250	4,573	4,160	3,918
Unemployment rate
(in %)-ILO definition	8.3	9.8	10.6	9.7	9.2
Unemployed
(in thousands)-national definition (2)	3,776	4,487	4,861	4,381	4,377
Unemployment rate
(in %)-national definition (3)	9.0	10.8	11.7	10.5	10.5

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week). From 2005, unemployed persons include former recipients of social assistance who are able to work.
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Dezember und das Jahr 2007, Table Arbeitsmarktzahlen 2003 bis 2007 – Bundesrepublik Deutschland; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2007 (February 2008), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and of Germans from the former German Democratic Republic (“GDR”) resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. In 2007, under the national definition, the unemployment rate in the eastern Länder was 15.1%, whereas the unemployment rate in the western Länder was 7.5%.

Source: Bundesagentur für Arbeit, Statistik: Arbeitslose und Arbeitslosenquoten (March 2008) (http://www.pub.arbeitsamt.de/hst/services/statistik/aktuell/iiia4/zr-alob.xls).

Back to Contents

In the past few years, gross wages and salaries per employee in Germany have experienced only moderate increases, partly as a consequence of high unemployment rates. Unit labor costs, which take into account changes in labor productivity, have even declined slightly in the period from 2004 to 2006. In 2007, unit labor costs remained almost stable. The following table shows changes in the wage level and unit labor costs per hour worked for each of the years indicated by reference to 2000 figures as reflected in various economic indices.

WAGE TRENDS AND LABOR COSTS

	2007	2006	2005	2004	2003

Gross wages and salaries per employee
EUR	27,083	26,699	26,461	26,394	26,231
Change from previous year in %	1.4	0.9	0.3	0.6	1.3
Unit labor costs per hour worked
Index (2000=100)	100.0	99.8	100.9	101.7	102.1
Change from previous year in %	0.1	-1.1	-0.7	-0.4	0.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2007 (February 2008), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force is organized in unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry sector, regardless of the precise type of work done by these employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each industry sector.

The unions and employers of each industry sector enter into collective labor agreements (Tarifverträge), typically without government intervention. As a practical matter, the Tarifverträge apply to all employees of a given industry sector, regardless of whether or not a particular employee is unionized, so long as that employee’s employer is a member of the relevant association of employers, which is typically the case. In the eastern Länder, unions and employers have agreed on Tarifverträge that provide for a gradual increase in wages and salaries with a view to adjusting them over time to the levels paid in the western Länder. Tarifverträge are binding on both unions and employers. Despite their binding character, however, there is a wide range of deviations from these agreements that allow for individually adjusted agreements between employer and employee, particularly in the eastern Länder. Over the past years the number of employees in companies which are subject to labor agreements has continuously declined. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge.

Several German laws contain provisions that regulate labor disputes. These laws provide, for example, that any strike must be approved by a vote of three-quarters of the members of the competent trade union. As a result, and also due to a comparatively high level of social security, there are relatively few strikes in the Federal Republic compared to other countries.

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, nursing care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pension and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

Back to Contents

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose between a large number of statutory health insurance providers that has developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast, to date, contributions towards private health insurance coverage are mainly calculated based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2007, social security revenues amounted to EUR 477.5 billion, and expenditures were EUR 468.4 billion. The social security budget thus incurred a surplus of EUR 9.1 billion in 2007, the second surplus after five years (2001 to 2005) of deficits.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4-2007 (March 2008), Table 3.4.3.7.

In light of globalization, which leads to increased cost competition, and a changing population structure, the Federal Government is aware that further structural reforms must be implemented in order to safeguard the sustainability of the social security system in the long term. The restructuring and renewal of the welfare state was part of the previous government’s “Agenda 2010”. The current Federal Government is continuing this reform policy. Among the more important reforms are the reforms of the health insurance and retirement pension systems as well as the introduction of a special income benefit for parents with a newborn child (described below).

The health care reform has been approved by the legislature. The implementation of the various measures started in April 2007 and will be concluded in January 2009. The reforms aim at increasing competition within the statutory health insurance system as well as among private health insurance providers. In the future, all persons resident in Germany will be required to obtain health insurance and every private health insurance provider will be required to offer a basic tariff that is comparable to the basic tariff offered by the statutory health insurance providers without a prior risk screening. Statutory health insurance providers will also be able to offer a wider range of tariffs. In addition, further measures will be introduced to contain the increasing costs of pharmaceuticals. At the heart of the reform, however, is the “health fund” (Gesundheitsfonds). Within the statutory health insurance system, the fund will collect the health care con tributions and distribute them – adjusted for varying risk structures of the insuree pools – in equal amounts per capita among the statutory health insurance providers. If an insurance provider requires additional funds, it will be required to collect additional contributions from the insurees.

The reform to the statutory retirement pension insurance system consisted of legislation adopted at the end of March 2007 to increase gradually the regular retirement age by two years to the age of 67 between 2012 and 2029. This reform constitutes an important step in meeting the growing financing needs of the statutory retirement pension insurance system in light of the aging of the German population. With this measure the Federal Government hopes to be able to keep the rate of contribution to the system at below 20% of gross salaries in the long run. In addition, the Federal Government continues to promote private as well as corporate pension schemes.

Starting in 2007, new rules on the Elterngeld (parental money) entered into effect. Under the new rules, the state pays up to two-thirds of the last net income (capped at a payment of EUR 1,800 per month) to a parent who temporarily leaves his or her job to take care of a new-born child for a period of up to 14 months. This measure is intended to encourage more working couples to have children and, in so doing, to counter partially the adverse demographic trend. In 2007, the costs of the Elterngeld amounted to EUR 1.7 billion.

Back to Contents

Sources: Bundesregierung, Agenda 2010: Deutschland bewegt sich (http://archiv.bundesregierung.de/artikel/81/557981/attachment/557980_0.pdf); Bundesregierung, Gesundheitsreform, Reformprojekte (http://www.bundesregierung.de/nn_66132/Content/DE/StatischeSeiten/Breg/Reformprojekte/gesundheit-und-rente-2006-10-30-gesundheit-1.html); Bundesministerium der Gesundheit, Gesundheitsreform 2007 (http://www.die-gesundheitsreform.de/gesundheitspolitik/gesundheitsreform_2007/index.htm); Bundesregierung, Gesundheit und Rente – Rente, Reformprojekte (http://www.bundesregierung.de/nn_66132/Content/DE/StatischeSeiten/Breg/Reformprojekte/gesundheit-und-rente-2006-08-16-rente-2.html); Bundesregierung, Elterngeld, Reformprojekte (http://www.bundesregierung.de/nn_66124/Content/DE/StatischeSeiten/Breg/Reformprojekte/familienpolitik-2006-08-21-elterngeld-1.htm); Bundesministerium der Finanzen, Monatsbericht Februar 2008, page 54.

International Economic Relations

International economic relations are of major importance to the German economy. In 2007, exports and imports of goods and services amounted to 46.7% and 39.7% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe1.4 – 2007 (March 2008), Table 2.3.13.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government supports, therefore, efforts to reduce trade barriers, such as through the current negotiations by the World Trade Organization under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO
(http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. Throughout most of the 1980s, the trade surplus more than offset these other deficits, resulting in positive current account balances. During the period from 1991 to 2000, factors such as increases in expenditures for services and in transfer payments, a rise in oil prices and structural readjustments of the capital markets in connection with the introduction of the euro outweighed the trade surplus and resulted in persistent current account deficits. Since 2001, however, the Federal Republic has again returned to current account surpluses. In 2007, the current account surplus totaled EUR 184.2 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2000, Table X.2; Deutsche Bundesbank, Monatsbericht März 2008, Table XI.2.

Between June 2001 and March 2008, the euro appreciated by approximately 82% against the US dollar. The appreciation of the euro raised concerns that Germany’s export growth could weaken. The negative impact of the euro’s increasing external value on the German economy was, however, mitigated inasmuch as other EMU countries accounted for 43% of German exports in 2007. Accordingly, a major part of German exports was not directly affected by depreciation of the dollar and, according to data of the Deutsche Bundesbank, based on the deflators of total sales, Germany’s price competitiveness compared with 22 selected industrial countries has only decreased by 6.6% between the first quarter of 2001 and the first quarter of 2008. A stronger currency may also have a positive impact on the domestic economy as lower import prices mitigate consumer price inflation. Moreover, the appreciation of the euro vis-a-vis the US dollar softens the strong internat ional price rise of basic intermediate inputs such as oil and other raw materials which Germany has to import, since these commodities are typically traded in US dollars on the global markets.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Tables X.11; Deutsche Bundesbank, Monatsbericht April 2008, Tables XI.3, XI.11 and XI.13; Deutsche Bundesbank, Statistics, Exchange rates, gold prices, Time series YQDM21:Indicator of the German economy’s price competitiveness against 22 selected industrial countries / based on the deflators of total sales (http://www.bundesbank.de/statistik/statistik_zeitreihen.en.php?func=row&open=devisen&tr=YQDM21).

Back to Contents

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2007	2006	2005	2004	2003

	(EUR in millions)
Current account (2)
Foreign trade (3)	198,640	159,048	158,179	156,096	129,921
Supplementary trade items	-9,430	-12,722	-13,761	-16,447	-11,142
Services (4)	-16,274	-15,556	-24,914	-29,341	-34,497
Factor income	41,966	37,616	25,687	20,431	-15,067
Current transfers	-30,678	-26,895	-28,585	-27,849	-25,248
Total current account	184,223	141,490	116,606	102,889	43,967
Capital transfers and purchases/sales of intangible non-produced assets	224	-175	-1,248	435	311
Capital account
Total net German investment abroad (increase/capital exports-negative figure)	-651,019	-451,654	-392,981	-269,707	-207,359
Total net foreign investment in Germany (increase/capital imports-positive figure)	430,161	300,540	262,256	146,723	145,602

Total net capital export (5)	-220,859	-151,113	-130,725	-122,984	-61,758
Balance of unclassifiable transactions	36,411	9,798	15,367	19,660	17,480

________________

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.)(i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. The reported figures are based on exports (f.o.b.) and imports (c.i.f.). (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2007, page 461).
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2008, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2007	2006	2005	2004	2003

	(EUR in millions)
Exports of goods (f.o.b.)	969,049	893,042	786,266	731,544	664,455
Imports of goods (c.i.f.)	770,410	733,994	628,087	575,448	534,534

Trade surplus	198,640	159,048	158,179	156,096	129,921

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2008, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and electrical engineering and chemical products.

The principal import goods are chemical products, motor vehicles, crude petroleum and natural gas, machinery and metals. The Federal Republic has relatively few resources of industrial raw materials. As a result,

Back to Contents

it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2007 (1)

	Exports	Imports

	(EUR in billions)
Total	969.0	772.5
Of which:
Coal and lignite	0.2	2.9
Crude petroleum and natural gas	2.8	61.1
Food products and beverages	35.0	34.9
Textiles	11.7	12.5
Wearing apparel, products of dressing and dyeing of fur	9.9	18.0
Pulp, paper and paper products	18.2	14.1
Coke, refined petroleum products and nuclear fuel	16.3	16.1
Chemicals and chemical products	127.6	90.5
Basic metals	62.3	64.1
Fabricated metal products, except machinery and equipment	32.2	18.5
Machinery and equipment	138.7	54.4
Office machinery and computers	24.5	31.1
Electrical machinery and apparatus	48.8	32.1
Radio, television and communication equipment, electronic components	36.9	42.7
Medical, precision and optical instruments, watches and clocks	39.9	22.2
Motor vehicles, trailers and semi-trailers	180.9	76.4

________________

(1)	Preliminary data.

Source: Statistisches Bundesamt, Imports and exports (special trade) by division of national Product Classification to Production Statistics 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Aussenhandel/Handelswaren/Tabellen/Content75/ EinfuhrAusfuhrGueterabteilungen,templateId=renderPrint.psml).

Back to Contents

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2007	2006	2005

	(EUR in millions)
Exports to:
Total	969,049	893,042	786,266
of which:
France	93,861	85,006	79,039
United States	73,356	77,991	69,299
United Kingdom	70,999	64,726	60,394
Italy	65,148	59,348	53,855
The Netherlands	62,373	56,531	49,033
Belgium/Luxembourg	56,013	51,141	47,512
Austria	52,763	49,512	43,305
Spain	48,158	41,775	40,018
Switzerland	36,355	34,782	29,629
Southeast Asia (2)	32,298	31,619	27,538
China (3)	29,923	27,478	21,235
Japan	13,075	13,886	13,338
Imports from:
Total	770,410	733,994	628,087
of which:
France	64,912	62,102	53,700
The Netherlands	64,328	60,750	51,823
China (3)	54,649	49,958	40,845
United States	45,626	49,197	41,798
Italy	44,347	41,470	36,348
United Kingdom	43,410	40,832	39,069
Belgium/Luxembourg	42,079	36,263	31,426
Southeast Asia (2)	33,222	36,113	31,520
Austria	32,753	30,301	26,048
Switzerland	29,785	25,227	22,620
Japan	24,082	24,016	21,772
Spain	21,143	19,832	18,070

________________

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2007, page 461).
(2)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.
(3)	Excludes Hong Kong.

Source: Deutsche Bundesbank, Monatsbericht März 2008, Table XI.3.

Back to Contents

MONETARY AND FINANCIAL SYSTEM

Background of the European System of Central Banks

The European System of Central Banks (“ESCB”) comprises the European Central Bank (“ECB”) and the national central banks of the 27 Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the 15 Member States that have adopted the euro as their legal currency.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The Eurosystem’s primary objective is to maintain price stability. It supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “- Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168; European Central Bank, Cyprus and Malta join the euro area, press release of January 1, 2008 (http://www.ecb.int/press/pr/date/2008/html/pr080101.en.html); Deutsche Bundesbank, Tasks and Organisation (http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy because they steer interest rates and manage the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion.

Sources: European Central Bank, Annual Report 1999, pages 48-54; European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Money Supply and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the Harmonized Index of Consumer Prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis), including a “natural” benchmark (reference value for the euro area money supply M3). The euro area money supply M3 is broadly defined as the sum total of currency in circulation, overnight deposits, deposits with an agreed maturity of up to two years, deposits redeemable at up to three months’ notice, repurchase agreements, money market fund shares/units, money market papers, and debt securities with a term of up to two years. Holdings by non-residents of the euro area of money market fund shares/units, money market papers and debt securities with a term of up to two years are excluded from M3 and its components. The Governing Council has set the reference value for M3 at 4.5% growth per year. In January 2008, the annual growth rate of euro area money supply M3 was 11.5%. The strong growth of M3 currently overstates the underlying pace of monetary expansion. In particular, the relatively flat yield curve in the euro area renders the remuneration of shorter term monetary assets attractive compared to riskier non-monetary assets outside M3. The resulting shift in monetary instruments increases headline M3 growth.

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50; European Central Bank, Monthly Bulletin, March 2008, page 19; European Central Bank, The Monetary Policy of the ECB, 2004, pp. 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

Back to Contents

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2007	2006	2005	2004	2003

	(change from previous year in %)
Harmonized Index of Consumer Prices (HICP)	2.3	1.8	1.9	1.8	1.0
Consumer price index (CPI)	2.3	1.6	1.5	1.7	1.0
Index of producer prices of industrial products sold on the domestic market (1)	2.0	5.5	4.6	1.6	1.7

________________

(1)	Excluding value-added tax.

Sources: Eurostat online database, Prices, Harmonized indices of consumer prices (2005=100) – annual data, last update 14 March 2008; Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last update 14 March 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content100/vpi101j,templateId=renderPrint.psml); Deutsche Bundesbank, Monatsbericht Februar 2008, Table X.7.

The following table shows the principal indicators relating to money supply for each of the years indicated.

MAIN MONETARY INDICATORS

	As of December 31, (1)

	2007	2006	2005	2004	2003

	(EUR in billions)
Currency in circulation (2)	626.9	579.0	521.5	458.3	388.7
Money Stock M1	3,828.6	3,676.6	3,419.4	2,906.7	2,678.5
Money Stock M2	7,334.8	6,629.7	6,072.6	5,569.9	5,232.4
Money Stock M3	8,645.2	7,732.3	7,072.0	6,538.1	6,141.6
	Annual change based on year-end comparison in % (3)
Money Stock M1	4.1	7.5	11.3	8.9	10.6
Money Stock M2	10.2	9.3	8.5	6.6	7.6
Money Stock M3	11.6	9.9	7.3	6.6	7.1

________________

(1)	Monetary aggregates comprise monetary liabilities of Monetary Financial Institutions (“MFIs”) and central government (post office, treasury) vis-à-vis non-MFI euro area residents excluding central government. M1 is the sum of currency in circulation and overnight deposits; M2 is the sum of M1, deposits with an agreed maturity of up to two years and deposits redeemable at notice of up to three months; and M3 is the sum of M2, repos, money market fund shares/units and debt securities with a term of up to two years. Data refer to the changing composition of the euro area.
(2)	Excluding credit institutions’ cash in hand, including notes and coins held abroad.
(3)	Annual changes of euro area M3 are calculated from monthly differences in levels adjusted for reclassification, other revaluations, exchange rate variations and any other changes which do not arise from transactions.

Sources: European Central Bank, Monthly Bulletin, March 2008, Tables 2.3.1 and 2.3.2; European Central Bank, Monthly Bulletin, May 2007, Tables 2.3.1 and 2.3.2; European Central Bank, Monthly Bulletin May 2006, Tables 2.3.1 and 2.3.2.

Back to Contents

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31,

	2007	2006	2005	2004	2003

	(EUR in millions)
Gold	62,433	53,114	47,924	35,495	36,533
Foreign currency balances	27,694	28,640	33,708	29,292	32,538
International Monetary Fund
Reserve position and special drawing rights	2,418	3,011	4,549	6,548	7,609

Total	92,545	84,765	86,181	71,335	76,680

________________

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2008, Table XI.9.

The Federal Republic’s foreign reserve assets are currently managed by the Deutsche Bundesbank. The 15 Member States participating in the EMU have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.0 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the 15 participating Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74; European Central Bank, Annual Report 2007, page 211.

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the commercial banks of the Federal Republic as of the end of each of the years indicated.

FOREIGN FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2007	2006	2005	2004	2003

	(EUR in billions)
Deutsche Bundesbank
Assets	179.5	104.4	130.3	93.1	95.4
Liabilities	16.0	4.8	6.3	7.9	10.4

Net position	163.5	99.6	124.0	85.2	85.0
Banks
Loans to foreign banks	1,433.5	1,266.9	1,038.8	889.4	769.6
Loans to foreign non-banks	908.3	777.0	712.0	629.5	576.3
Loans from foreign banks	738.9	689.7	651.7	603.3	590.7
Loans from foreign non-banks	303.1	310.1	316.4	311.2	307.3

Source: Deutsche Bundesbank, Monatsbericht Februar 2008, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are likewise not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Back to Contents

The following table shows the exchange rates for selected currencies in relation to the euro for the past five years.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2007	2006	2005	2004	2003

U.S. dollars per euro	1.3705	1.2556	1.2441	1.2439	1.1312
Pound sterling per euro	0.68434	0.68173	0.68380	0.67866	0.69199
Japanese yen per euro	161.25	146.02	136.85	134.44	130.97
Swiss franc per euro	1.6427	1.5729	1.5483	1.5438	1.5212

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monthly Report February 2008, Table XI.11.

Financial System

As of January 31, 2008, 2,016 financial institutions in Germany reported an aggregate balance sheet total of EUR 7,628.6 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 262 commercial banks with an aggregate balance sheet total of EUR 2,279.3 billion and 139 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 858.4 billion.

In addition to the commercial banks, there were 444 savings banks and their 12 regional institutions, and 17 special-purpose credit institutions. As of January 31, 2008, the aggregate balance sheet total of the savings banks was EUR 1,023.0 billion, and the aggregate balance sheet total of their 12 regional institutions was EUR 1,563.1 billion. The aggregate balance sheet total of the special-purpose credit institutions was EUR 862.4 billion.

The Federal Republic’s banking system also includes 1,232 credit cooperatives (with an aggregate balance sheet total of EUR 623.1 billion as of January 31, 2008) and their two central institutions (with an aggregate balance sheet total of EUR 265.6 billion), 22 mortgage banks (with an aggregate balance sheet total of EUR 822.1 billion) and 25 building and loan associations (with an aggregate balance sheet total of EUR 189.9 billion).

Source: Deutsche Bundesbank, Monatsbericht März 2008, Table IV.2.

All banks other than the Deutsche Bundesbank and KfW are regulated by the German Banking Act. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) is responsible for integrated financial services supervision. Its primary objective is to guarantee the proper functioning, stability and integrity of the German financial system. The Financial Supervisory Authority operates exclusively in the public interest. The Financial Supervisory Authority seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the Financial Supervisory Authority has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the Financi al Supervisory Authority. A new supervisory guideline, which clarifies the assignment of tasks between the two authorities, entered into force in February 2008. Under these guidelines, the Financial Supervisory Authority is responsible for all supervisory measures, while most of the ongoing operational tasks in banking supervision are assigned to the Bundesbank.

Sources: Bundesministerium der Finanzen, press release of March 22, 2002; Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions (http://www.bafin.de/cln_043/nn_721302/EN/BaFin/Functions/functions__node.html?__nnn=true); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, joint press release of November 4, 2002 (http://www.bundesbank.de/download/presse/pressenotizen/2002/20021104bbk1_en.pdf); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie – Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008 (http://www.bafin.de/cln_051/nn_722564/SharedDocs/Aufsichtsrecht/DE/Richtlinien/rl__080221__aufsichtsrichtlinie.html).

Back to Contents

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of commercial banks, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the commodities and commodity derivatives exchange, the Risk Management Exchange and European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with worldwide accepted regulation standards.

The most important stock exchange in the Federal Republic is the Frankfurt Stock Exchange, operated by Deutsche Börse AG. The Frankfurt Stock Exchange had a total turnover of EUR 6,247.3 billion in 2007, accounting for 88.4% of the total turnover on German securities exchanges.

Source: Deutsche Börse, Cash Market: Monthly Statistics – February 2008, page 3.

Back to Contents

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the Federal Budget Bill to the Parliament, generally in the fall of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security system and various special funds (Sondervermögen) of the federal administration that are created for specific public purposes.

In 2007, total consolidated public sector receipts as shown in the national accounts amounted to EUR 1,064.0 billion, with tax receipts of EUR 574.9 billion and social security contributions of EUR 400.8 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Table 3.4.3.2.

In 2007, turnover taxes (i.e., VAT and import-turnover tax) and income taxes amounted to EUR 169.6 billion and EUR 204.7 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example on tobacco, beer and motor vehicles. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Deutsche Bundesbank, Monatsbericht März 2008, Table IX.6.

Consolidated public sector expenditures in 2007, as shown in the national accounts, amounted to a total of EUR 1,063.8 billion. The most significant consolidated public sector expenditures were social transfers and benefits (EUR 597.9 billion) and employee compensation (EUR 168.4 billion). Other significant consolidated public sector expenditures included intermediate consumption (EUR 101.5 billion), interest on public debt (EUR 67.1 billion), and gross capital formation (EUR 36.3 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe1.4 – 2007 (March 2008), Table 3.4.3.2.

PUBLIC SECTOR ACCOUNTS (1)

	2007	2006	2005	2004	2003

	(EUR in billions)
Federal Government, Länder governments and municipalities
Receipts	685.2	638.7	604.1	580.6	584.7
of which: Taxes (2)	574.9	530.5	493.0	481.3	481.8
Expenditures	694.0	679.5	675.6	662.9	664.2

Balance	-8.9	-40.8	-71.5	-82.2	-79.5
Social security
Receipts	477.5	472.8	467.5	467.3	467.7
Expenditures	468.4	469.3	471.5	468.6	475.4

Balance	9.1	3.5	-4.0	-1.3	-7.7
Consolidated public sector
Receipts	1,064.0	1,017.2	977.0	958.1	961.9
Expenditures	1,063.8	1,054.5	1,052.6	1,041.7	1,049.2

Balance	0.2	-37.3	-75.6	-83.6	-87.3

________________

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Back to Contents

FEDERAL GOVERNMENT ACCOUNTS (1)

	2007	2006	2005	2004	2003

	(EUR in billions)
Receipts	315.8	293.1	277.5	261.7	276.6
of which: Taxes (2)	287.3	263.0	248.1	240.1	245.8
Expenditures	335.6	328.0	325.2	313.8	316.3

Balance	-19.8	-34.9	-47.7	-52.2	-39.7

_______________

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2007 (March 2008), Table 3.4.3.4.

FEDERAL GOVERNMENT EXPENDITURES (1)

	2009 (2)	2008 (3)	2007	2006	2005

	(EUR in billions)
Expenditures total	285.5	283.2	270.4	261.0	259.8
of which:
Education, science, research, cultural affairs	13.7	13.8	12.8	12.0	11.4
Social security (4)	140.9	140.3	139.8	134.5	133.0
Defense	29.4	29.3	28.6	27.8	27.8
Transportation and communication	10.9	11.1	10.8	11.0	11.1
General financing	45.6	43.9	39.6	38.7	38.5
of which: Debt service	43.1	41.9	38.7	37.5	37.4
Other expenditures
Foreign affairs	7.6	7.5	6.5	6.0	5.9
Health, environment, sport and recreation	1.0	1.0	0.9	0.9	0.9
Housing, regional planning and municipal community services	1.9	1.8	1.7	1.5	1.8
Food, agriculture and forestry	1.0	1.0	0.9	0.9	1.0

________________

(1)	The information presented in this table concerning expenditures is not comparable to the information concerning expenditures presented in the table “Federal Government Accounts” because the information is derived from different sources and results from different methods of data compilation.
(2)	Target figures according to the Medium Term Financing Plan (Status: August 2007).
(3)	Target figures according to the Federal Budget Plan 2008 (Status: December 2007).
(4)	Predominantly subsidies to the pension insurance and the unemployment insurance system.

Sources: Bundesministerium der Finanzen, Finanzbericht 2008, Table 2, pages 221 and 222; Bundesministerium der Finanzen, Monatsbericht Februar 2008, Table 5, pages 112-115; Bundesministerium der Finanzen, Übersichten zum Bundeshaushaltsplan, 2008 (http://www.bundesfinanzministerium.de/bundeshaushalt2008/pdf/vorsp/vsp_m.pdf).

Germany’s General Government Deficit/Surplus, the Stability Program and the Excessive Deficit Procedure

General government deficit/surplus refers to the difference between consolidated public sector expenditures and consolidated public sector receipts. The public sector, according to this definition, includes the Federal Government, the Länder governments, the municipalities and the social security system. For the calculation of the fiscal Maastricht criteria, the accounting principles of the European System of National Accounts 1995 generally apply. The general government deficit (as defined in the Maastricht Treaty) in the amount of EUR 37.0 billion in 2006 changed to a surplus of EUR 0.4 billion in 2007. As a result, the deficit/surplus-to-GDP ratio changed from -1.6% in 2006 to +0.0% in 2007. The debt-to-GDP ratio decreased from 67.6% in 2006 to 65.0% in 2007, which is still above the EU’s 60% reference value.

Back to Contents

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2007 (1)	2006	2005	2004	2003

	as % of GDP (2)
General government deficit (-) / surplus (+) (3)	0.0	-1.6	-3.4	-3.8	-4.0
General government debt	65.0	67.6	67.8	65.6	63.8

________________

(1)	Provisional figures, partly estimated.
(2)	GDP including financial intermediation services indirectly measured (FISIM).
(3)	Unlike the net lending/net borrowing balance as shown in the national accounts, the deficit/surplus ratio as defined in the Maastricht Treaty includes interest payments arising from the swap transactions and forward rate agreements.

Source: Deutsche Bundesbank, Monatsbericht März 2008, Table IX.1; Deutsche Bundesbank, Maastricht-Schuldenstand 2007 steigt, Schuldenquote sinkt, press release of March 31, 2008 (http://www.bundesbank.de/download/presse/pressenotizen/2008/20080331.schuldenquote.pdf).

In June 2007, the Ecofin Council, upon recommendation of the Commission, terminated the excessive deficit procedure against Germany initiated in 2002 and opened in 2003. The Ecofin Council determined that Germany’s deficit had been reduced in a credible and sustainable manner, taking into account further projected deficit reductions.

In 2007, the economic development of the Federal Republic was characterized in particular by an improved situation on the labour market, leading to an increase in tax and social system revenues. In addition, the increase of the standard VAT rate, as of January 1, 2007, by 3 percentage points contributed to increasing net revenues, since two-thirds of the additional VAT revenues were used for budget consolidation purposes. The remainder was used to compensate for the revenue loss due to the concomitant reduction of the unemployment insurance contributions (i.e., non-wage labor cost). At the same time, public sector expenditures decreased more than expected.

In summary, the development of the general government deficit/surplus and debt in 2007 was positive. According to the December 2007 update of the German stability program, the surplus is expected to rise to 1/2% of nominal GDP, while the debt-to-GDP ratio is projected to decline to 591/2% of nominal GDP in 2010, which in both cases would comply with the EU’s reference values (i.e., general government deficit not exceeding 3% of nominal GDP and general government debt not exceeding 60% of GDP).

Sources: Statistisches Bundesamt, Staat erzielt Überschuss – Maastrichtquote 2007 leicht im Plus, press release of February 26, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Presse/pm/2008/02/PD08__074__813,templateId=renderPrint.psml); European Commission, Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, 16 May 2007 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=
CELEX:52007SC0619:EN:HTML); European Council, 2804th Meeting: Economic and Financial Affairs, press release of June 5, 2007 (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/94513.pdf); Bundesministerium der Finanzen, Erfolgreicher Haushaltabschluss 2007, press release of January 15, 2008 (http://www.bundesfinanzministerium.de/nn_86/DE/Presse/Pressemitteilungen/Finanzpolitik/2008/01/20081501__PM002.html);
Bundesministerium der Finanzen, Monatsbericht Februar 2008;
Bundesministerium der Finanzen, German Stability Programme, December 2007 Update (http://www.bundesfinanzministerium.de/nn_4540/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/Deutsches__Stabilitaetsprogramm/ 073anl2,templateId=raw,property=publicationFile.pdf); Deutsche Bundesbank, Monatsbericht März 2008, Table IX.1.

Back to Contents

Tax Structure

Income Tax

The Federal Government’s largest sources of revenue are the various kinds of income taxes (e.g., wage tax, corporate income tax, capital gains tax and solidarity surcharge). Employees pay taxes on their income from employment in the form of wage taxes, which employers are required to deduct from employees’ salaries or wages and pay directly to the tax authorities. By contrast, self-employed persons typically pay estimated taxes during the year before filing their annual income tax return.

The income tax payable with respect to taxable income generated during the 2008 fiscal year is calculated on the basis of:

(1)	a personal allowance in the amount of EUR 7,664 for single persons/EUR 15,328 for married couples that applies to all taxpayers;

(2)	progressive tax brackets ranging from 15% to 42% for income from EUR 7,665 to EUR 52,151 for single persons (EUR 15,303 to EUR 104,302 for married couples);

(3)	a first flat rate bracket of 42% for income from EUR 52,152 to EUR 250,000 for single persons (EUR 104,304 to 500,000 for married couples); and

(4)	a second flat rate bracket of 45% for income of EUR 250,001 or more for single persons (EUR 500,001 or more for married couples) resulting from all types of income.

In addition, a solidarity surcharge of 5.5% is imposed on the applicable tax liability – with certain allowances.

Capital income received by domestic taxpayers is subject to capital gains tax (Kapitalertragsteuer) at a rate of 30% for interest payments (over-the-counter 35%) and 20% for dividend payments, subject to an allowance (Sparerfreibetrag) in the amount of EUR 750 (EUR 1,500 for married couples). The tax withheld is credited against a taxpayer’s income tax liability. In the case of dividend payments, only half of the distributed profits of a corporation are included in the shareholders’ personal income for withholding tax purposes (“half income system”). Private shareholders’ gains from sales of shares in corporations are tax-exempt if the shares have been held for a minimum period of one year (unless the share represents a “substantial interest” defined as 1% or more of the share capital) or if the gain from the sale does not exceed the tax-free allowance in the amount of EUR 512. If the shares are sold during the one-year holding period or represent a substantial interest and the gain exceeds the tax-free allowance and the sale is, therefore, subject to tax, the half-income system applies.

Under the Old Age Income Act (Alterseinkünftegesetz), the taxation of pension payments and contributions to pension schemes is gradually being transformed to a system of deferred taxation of pensions, with the share of the pension payments that is subject to income tax increasing from 50% in the year 2005 to 100% by the year 2040. In exchange, pension insurance contributions, beginning at 60% in the year 2005 and increasing gradually up to 100 % by the year 2025 with a maximum limit of EUR 20,000 per year (EUR 40,000 per year for married couples), will become fully exempt from tax. Since tax exemption for pension insurance contributions will be fully implemented by the year 2025, whereas the deferred taxation of pension benefits will not reach 100% until the year 2040, German taxpayers will, in effect, receive considerable tax relief in the intermittent years.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15% and, in addition, the solidarity surcharge of 5.5% on the tax liability. Capital gains from the sale of shareholdings from one corporation to another are generally exempt from tax. Income generated by partnerships is not subject to tax at the level of the company, but is at the level of the partners. The partners pay tax on this income according to their individual income tax brackets. Partnerships may – without paying taxes – transfer profits from the sale of shares in corporations, up to a maximum of EUR 500,000, to new purchases of shares, but also to purchases of plant and depreciable movable assets.

Income generated in connection with the sale or closure of businesses by retiring entrepreneurs is also subject to income tax. The calculation of tax on such income is subject to special rules which reduce the tax burden by limiting the impact of progressive tax rates.

Back to Contents

Loss carry-forwards for both enterprises (corporations and partnerships) and private individuals are limited to an amount of up to EUR 1 million (EUR 2 million for married couples). Above this threshold, losses may only be carried forward if they do not exceed 60% of the total taxable income (Gesamtbetrag der Einkünfte) in excess of EUR 1 million (EUR 2 million for married couples). There is no time limit for carrying losses forward.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/index.html); Bundesministerium der Justiz, Section 31a, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__32a.html); Bundesministerium der Justiz, Section 43a, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__43a.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://bundesrecht.juris.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/index.html); Bundesministerium der Justiz, Section 23, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/__23.html); Bundesministerium der Finanzen, Kapitalertragsteuer, Glossary (http://www.bundesfinanzministerium.de/nn_39832/DE/BMF__Startseite/Service/Glossar/K/004.html); Bundesministerium der Finanzen, Alterseinkünftegesetz, Glossary (http://www.bundesfinanzministerium.de/nn_39812/DE/BMF__Startseite/Service/Glossar/A/008.html); Bundesgesetzblatt, Alterseinkünftegesetz
(http://217.160.60.235/BGBL/bgbl1f/bgbl104s1427.pdf); Bundesministerium der Justiz, Section 10d, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__10d.html);
Bundesministerium der Justiz, Section 6b, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__6b.html).

Value-Added Tax

VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnover in restaurants) and books, are subject to a reduced rate of 7%. In addition to the VAT, there are some specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

The annual turnover limit for those enterprises wishing to benefit from the cash-based method of accounting for VAT amounts to EUR 250,000 in the western Länder, while the corresponding limit in the eastern Länder amounts to EUR 500,000. The separate regime for the eastern Länder will remain in force until December 31, 2009.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://bundesrecht.juris.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuer, Glossary (http://www.bundesfinanzministerium.de/nn_39852/DE/BMF__Startseite/Service/Glossar/U/009__alt__umsatzsteuer.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees, contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are a tax on the consumption of electricity, the electricity tax, and the energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are scaled in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://bundesrecht.juris.de/stromstg/index.html); Bundesministerium der Finanzen, Ökosteuer / Ökologische Steuerreform, Glossary (http://www.bundesfinanzministerium.de/nn_39840/DE/BMF__Startseite/Service/Glossar/O/001.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. The base value for the trade tax is the trade earnings of the business. To calculate a business’s trade earnings, the gain from the professional undertaking as the starting point is increased by certain additions (e.g., a quarter of the interest paid for debt; for all additions there is an allowance of EUR 100,000) and reduced by certain discounts

Back to Contents

(e.g., 1.2% of the rateable value of real estate that is not exempt from property tax). Trade tax liability is calculated by multiplying a business’s trade earnings by the basic federal rate (Gewerbesteuermesszahl) of 3.5% to achieve the base value for trade tax (Steuermessbetrag, unincorporated firms can deduct an allowance of EUR 24,500 from their assessed tax base), which is then multiplied with the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% municipalities have discretion to fix the municipal tax collection rate, so that rates may vary. With effect from January 1, 2008, trade tax is no longer deductible as an operating expenditure from corporate income tax. The income tax applicable to unincorporated companies is reduced by an amount equal to 3.8 times the base value for trade tax, so that most of these companies, in effect, enjoy full relief from trade tax.

Sources: Bundesministerium der Justiz, Gewerbesteuergesetz (http://bundesrecht.juris.de/gewstg/index.html); Bundesministerium der Finanzen, Gewerbesteuer, Glossary (http://www.bundesfinanzministerium.de/?nn_39824/DE/BMF__Startseite/Service/Glossar/G/003.html).

Recent and Pending Tax Reform Measures

With effect from January 1, 2007, the deductibility of commuting expenses (Entfernungspauschale) has been limited to expenses arising in connection with the part of any commute to and from work that exceeds 20 kilometers. The Federal Finance Court (Bundesfinanzhof) has held that there are serious doubts as to the constitutionality of this limitation of deductibility to commutes exceeding 20 kilometers. The question is currently pending decision by the Federal Constitutional Court (Bundesverfassungsgericht).

The proposal for a reform of the inheritance tax regime, which is supposed to become effective retroactively as of January 1, 2007, is pending. With respect to the inheritance and the endowment of small- and medium-sized enterprises, it is proposed that only 15% of business assets should be subject to inheritance tax, provided that the jobs and the business assets are preserved for 10 years and 15 years, respectively.

With effect from January 1, 2008, the reform of corporate and other general business taxation entered into force. The objective of the reform was to improve the taxation conditions for companies operating in Germany. Key points of the new tax regime include a reduction of the corporate income tax rate from 25% to 15%, a reduced income tax bracket relating to accumulated earnings of partnerships, and various changes regarding trade tax. The reform lowers the overall nominal tax rate imposed on enterprises’ taxable income resulting from the combined impact of corporate income tax, trade tax and solidarity surcharge from 38.7% to an average of 29.8%.

With effect from January 1, 2009, changes relating to the capital gains tax will enter into force. All types of income from capital as well as private shareholders’ net gains from sales of shares in corporations will be subject to a final uniform tax rate of 25% (Abgeltungssteuer). Also with effect from January 1, 2009, the current allowance for investment income (Sparerfreibetrag: EUR 750 and EUR 1,500 for married couples, respectively) will increase to EUR 801 (EUR 1,602 for married couples), including an allowance for capital income related expenses.

Sources: Bundesministerium der Justiz, Section 9, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__9.html); Bundesministerium der Finanzen, Entscheidung des Bundesfinanzhofs zur Enterfernungspauschale, press release of January 23, 2008 (http://www.bundesfinanzministerium.de/nn_86/DE/Presse/Pressemitteilungen/Finanzpolitik/2008/01/20082301__PM003.html); Bundesministerium der Finanzen, Gerechtere Erbschaftssteuer auf den Weg gebracht, press release of November 29, 2007 (http://www.bundesfinanzministerium.de/nn_53848/DE/024.html?__nnn=true); Bundesministerium der Justiz, Section 20, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__20.html); Bundesministerium der Finanzen, Die Unternehmenssteuerreform 2008 in Deutschland (http://www.bundesfinanzministerium.de/nn_17844/DE/BMF__Startseite/Aktuelles/Monatsbericht__des__BMF/2007/03/070321agmb007, templateId=raw,property=publicationFile.pdf); Federal Ministry of Economics and Technology, Annual Economic Report 2008 (January 2008).

Back to Contents

The following table provides an overview of annual tax revenues of the Federal Republic, Länder and municipalities divided by categories for each of the years indicated.

TAX REVENUES OF THE FEDERAL REPUBLIC, LÄNDER AND MUNICIPALITIES(1)

	2008(2)	2007	2006	2005	2004

	(EUR in millions)
Federal taxes(3)	86,631	86,690	84,215	83,509	84,554
Share of the Federal Republic in(4):
Wage tax and assessed income tax	72,994	66,640	59,576	54,691	54,948
Capital gains tax and corporate tax	16,735	18,360	17,401	13,142	11,521
Interest withholding tax	5,559	4,918	3,359	3,076	2,980
Value added tax and excise tax on imports	91,610	88,854	74,056	70,888	67,053
Trade tax	1,110	1,621	1,614	1,549	1,461

Total federal taxes(5)	238,354	230,104	203,892	190,146	186,953
Länder taxes(6)	22,082	22,836	21,729	20,579	19,774
Share of the Länder in(4):
Wage tax and assessed income tax	72,994	66,640	59,576	54,691	54,948
Capital gains tax and corporate tax	16,735	18,360	17,401	13,142	11,521
Interest withholding tax	5,559	4,918	3,359	3,076	2,980
Value added tax and excise tax on imports	76,772	73,450	65,911	62,666	64,476
Trade tax	4,493	5,354	5,399	4,668	4,199

Total Länder taxes(7)	220,010	213,201	195,116	180,457	179,865
Municipal taxes(8)	11,227	11,284	10,949	10,813	10,608
Share of the municipalities in(4):
Wage tax, assessed income tax and interest withholding tax	27,279	24,861	21,943	20,142	20,206
Value added tax and excise tax on imports(9)	3,518	3,402	3,045	2,901	2,852
Trade tax	30,597	33,141	31,356	25,912	22,713

Total municipal authorities taxes	72,621	72,689	67,294	59,765	56,379
Revenues of EU(10):
Customs duties	4,420	3,983	3,880	3,378	3,059
Value added tax	4,300	3,929	3,676	3,258	2,985
Tax based on nominal GNP	14,910	14,337	14,586	15,075	13,596

Total tax revenues	554,435	538,243	488,444	452,079	442,838

(1)	The information presented in this table concerning federal tax receipts is not comparable to the information concerning tax receipts in the tables “Public Sector Accounts” and “Federal Government Accounts” as the information was derived from different sources and is the result of different methods of data compilation.
(2)	Figures estimated by the Working Party on Tax Revenue Forecasts (“Arbeitskreis Steuerschätzungen”) in May 2008, based on the Federal Government’s growth rate forecast for nominal GDP of 3.4% in 2008.
(3)	Including, among others, taxes on tobacco, distilled spirits and mineral fuels.
(4)	Shared taxes are levied by the Federal Government (with the exception of the trade tax which is levied by the municipalities) and distributed among the Federal Republic, the Länder and the municipalities according to specific distribution schedules.
(5)	Net of federal grants to certain Länder and of EU contributions.
(6)	Includes, among others, taxes on property, motor vehicles and beer as well as inheritance tax.
(7)	Including federal grants to certain Länder.
(8)	Includes, among others, taxes on land and buildings.
(9)	Municipalities’ share in value added tax and excise tax on imports.
(10)	Reflects revenue collections made by the Federal Government on behalf of others.

Sources: Bundesministerium der Finanzen, Finanzbericht 2008, Table 12, pages 296-297; Bundesministerium der Finanzen, Ergebnis der 131. Sitzung des Arbeitskreises Steuerschätzung vom 6. bis 8. Mai 2008 in Meißen; Bundesministerium der Finanzen, Kassenmäßige Steuereinnahmen nach Gebietskörperschaften 2006-2007 (http://www.bundesfinanzministerium.de/nn_4158/DE/BMF__Startseite/Service/Downloads/Abt__I/19621__Gebietsk_C3_B6rperschaften__2006_E2_80_932007,templateId= raw,property=publicationFile.pdf).

Back to Contents

Government Participations

As of October 2007, the Federal Republic held direct participations in 92 public and private enterprises, and various special funds held participations in 20 (18 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic or the special funds held direct participations amounted to EUR 18.2 billion as of December 31, 2006 compared to EUR 18.4 billions as of December 31, 2005.

Sources: Bundesministerium der Finanzen, Beteiligungsbericht 2006, page 2; Bundesministerium der Finanzen, Beteiligungsbericht 2007, pages 1 and 2.

The following table shows information on the Federal Republic’s significant direct participations (including those held through its “special funds”) as of October 2007.

Enterprises	Nominal Capital of Enterprise as of October 2007	Participation of the Federal Republic as of October 2007

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

Source: Bundesministerium der Finanzen, Beteiligungsbericht 2007, Chapters B and C, pages 17-95.

Debt of the Federal Government

As of December 31, 2007, the Federal Government’s total debt, not including the debt of the Länder governments and the municipalities, amounted to EUR 940.0 billion, compared to EUR 918.9 billion as of December 31, 2006. Since July 1, 1999, the Federal Government has assumed joint liability for the debts of the following special funds: Sinking Fund for Vested Liabilities (Erblastentilgungsfonds) (for former GDR liabilities); the Federal Railway Fund (Bundeseisenbahnvermögen); and the Compensation Fund for Safeguarding the Use of Coal (Ausgleichsfonds Steinkohleneinsatz). In addition, the Federal Government has assumed joint liability for the debt of the Equalization Fund pursuant to the Act Governing the Equalization of Burdens (Ausgleichsfonds nach dem Lastenausgleichsgesetz) and the German Unity Fund (Fonds “Deutscher Einheit”) since January 1, 2005. The aforementioned special funds were allocated to the Federal Government as of July 1999 and January 2005, respectively.

Source: Deutsche Bundesbank, Monatsbericht März 2008, Table IX.14.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 221.8 billion as of December 31, 2006. Of this amount, EUR 98.4 billion was outstanding in the form of export credit insurance, which is handled by EULER HERMES on behalf of and for the account of the Federal Government.

Source: Bundesministerium der Finanzen, Finanzbericht 2008, Overview 4, page 358.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information”.

For information on the Federal Government’s liability as of December 31, 2007 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information – III. Liabilities to International Financial Organizations“ below.

Back to Contents

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

	Principal Amount Outstanding as of December 31, 2007

	(EUR in millions	)
Federal Bonds	589,718
Inflation-linked Ssecurities	15,000
Five-Year Federal Notes	180,000
Federal Treasury Notes	108,000
Federal Savings Notes	10,286
Treasury Discount Paper	35,475
Federal Treasury Financing Paper	2,487
Schuldscheindarlehen	16,181
Of which:
– From residents	15,817
– From non-residents	364
Old debt(1)	4,472
Of which:
Equalization claims	4,120
Other	40
Repurchased Debt	39,867
Medium-term notes of Treuhandanstalt	205

Total	921,997

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2007, Bundesanzeiger Nr. 31 of February 26, 2008, page 713.

Back to Contents

DEBT TABLES

1. Federal Bonds(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.25% Bonds of the Federal Republic of 1998	5.25	1998	2008	15,500
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (I)	4.75	1998	2008	8,750
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
4.125% Bonds of the Federal Republic of 1998	4.125	1998	2008	14,000
3.75% Bonds of the Federal Republic of 1999	3.75	1999	2009	14,250
4% Bonds of the Federal Republic of 1999	4	1999	2009	11,250
4.5% Bonds of the Federal Republic of 1999	4.5	1999	2009	20,250
5.375% Bonds of the Federal Republic of 1999	5.375	1999	2010	20,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5.25% Bonds of the Federal Republic of 2000 (I)	5.25	2000	2010	20,250
5.25% Bonds of the Federal Republic of 2000 (II)	5.25	2000	2011	23,250
5% Bonds of the Federal Republic of 2001	5	2001	2011	24,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
3.875% USD-Bonds of the Federal Republic of 2005	3.875	2005	2010	3,968
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	7,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	10,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	7,000

Total Federal Bonds				589,718

(1)	Federal Bonds are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

Back to Contents

2. Inflation-linked Securities(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	11,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	4,000

Total Inflation-linked Securities				15,000

(1)	Inflation-linked Securities are evidenced by book entry, and no certificates are issued. Maturities are 5 to 10 years. No redemption prior to maturity.

3. Five-Year Federal Notes(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

	(% per annum)			(EUR in millions)
4.25% Bonds of 2002-Series 141	4.25	2002	2008	14,000
3% Bonds of 2003-Series 142	3	2003	2008	14,000
3.5% Bonds of 2003-Series 143	3.5	2003	2008	14,000
3.25% Bonds of 2004-Series 144	3.25	2004	2009	18,000
3.5% Bonds of 2004-Series 145	3.5	2004	2009	18,000
3.25% Bonds of 2005-Series 146	3.25	2005	2010	17,000
2.5% Bonds of 2005-Series 147	2.5	2005	2010	17,000
3.5% Bonds of 2006-Series 148	3.5	2006	2011	19,000
3.5% Bonds of 2006-Series 149	3.5	2006	2011	17,000
4% Bonds of 2007 Series 150	4	2007	2012	16,000
4.25% Bonds of 2007 Series 151	4.25	2007	2012	16,000

Total Five-Year Federal Notes				180,000

(1)	Five-Year Federal Notes are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. Federal Treasury Notes(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

	(% per annum)			(EUR in millions)
3% Notes of 2006	3	2006	2008	16,000
3.25% Notes of 2006	3.25	2006	2008	14,000
3.5% Notes of 2006	3.5	2006	2008	15,000
3.75% Notes of 2006	3.75	2006	2008	14,000
3.75% Notes of 2007	3.75	2007	2009	15,000
4.5% Notes of 2007	4.5	2007	2009	14,000
4% Notes of 2007	4	2007	2009	13,000
4% Notes of 2007(II)	4	2007	2009	7,000

Total Federal Treasury Notes				108,000

(1)	Federal Treasury Notes are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

Back to Contents

5. Federal Savings Notes(1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

				(EUR in millions)
Federal Savings Notes	1% to 6.0%	2001 to 2007	2008 to 2014	10,286

6. Treasury Discount Paper(2)

Title	Interest Rate(3)	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

				(EUR in millions)
Treasury Discount Paper	3.24% to 4.19%	2007	2009	35,475

7. Federal Treasury Financing Paper(4)

Title	Interest Rate(3)	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

				(EUR in millions)
Federal Treasury Financing Paper	2.46% to 3.86%	2006 to 2007	2008 to 2009	2,487

8. Schuldscheindarlehen(5)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

				(EUR in millions)
Schuldscheindarlehen	2.69% to 7.75%	1954 to 2007	2008 to 2037	16,181

(1)	Federal Savings Notes are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The bonds are redeemable after one year from the issue date at the option of the holders in installments of EUR 5,113 per holder and month. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity.
(2)	Treasury Discount Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount.
(4)	Federal Treasury Financing Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(5)	Schuldscheindarlehen are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments.

No redemption is permitted prior to maturity.

9. Other Liabilities

Title	Interest Rate(3)	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2007

				(EUR in millions)
Old debt(1)	0% to 3%	Various	Various	4,120
Other debt(2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Back to Contents

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2007, Bundesanzeiger Nr. 31 of February 26, 2008, page 713.

Back to Contents

II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal Amount Outstanding

Purpose of Guarantees	As of December 31, 2005	As of December 31, 2006

	(EUR in millions)
Export finance loans (including rescheduled loans)	104,863	98,378
Untied loans; direct foreign investments by German companies;
Loans of the european investment bank to non-EU borrowers	28,685	26,948
Loans in connection with EU agricultural policy measures	6,650	7,500
Loans to domestic corporations and for projects in areas of
Agriculture, fishing and housing construction	46,452	46,431
Contributions to international financing institutions	40,256	40,256
Co-financing of bilateral projects of German financial co-operation	963	1,030
Successor agencies to Treuhandanstalt	1,239	1,239

Total guarantees	229,108	221,782

(Sources: Bundesministerium der Finanzen, Finanzbericht 2007, Overview 4, page 355; Finanzbericht 2008, Overview 4, page 358)

Back to Contents

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the International Monetary Fund. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 31, 2007, SDR 1 equalled EUR 1.07346.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF DECEMBER 31, 2007

Name of organization	Subscription or Commitment by the Federal Republic (1)	Amount Paid In

	(U.S.$ millions)
International Monetary Fund (2)	20,556.2	20,556.2
International Bank for Reconstruction and Development (3)(4)	8,733.9	542.9
International Development Association (IDA)(3)(4)	19,734.7	19,734.7
International Finance Corporation (IFC)(3)(4)	128.9	128.9
European Investment Bank (5)	39,230.8	1,963.0
African Development Bank (3)	1,081.3	108.3
African Development Fund (3)	2,356.3	2,356.3
Asian Development Bank (3)	2,416.0	169.2
Asian Development Fund (3)	2,131.5	2,009.2
Inter-American Development Bank (3)	1,913.7	82.3
Inter-American Investment Corporation (3)	13.3	12.5
Fund for Special Operations (3)	230.0	230.0
International Fund for Agricultural Development (IFAD)(3)	322.5	282.5
Caribbean Development Bank (3)	37.6	8.2
Special Development Fund of the Caribbean Development Bank (3)	63.0	50.9
European Bank for Reconstruction and Development (EBRD)(3)(5)	2,507.8	658.3
Council of Europe Development Bank (CEB)(3)(5)	809.2	89.3

(1)	Subscriptions are in part committed in $, SDR or EUR. SDR or EUR commitments are converted to $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = $ 1.58025.
(2)	Source: computation provided by Ministry of Finance on the basis of data by the International Monetary Fund.
(3)	Source: computation provided by Ministry of Finance, Ministry for Economic Cooperation and Development.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2007 (end June 30); IFC: Consolidated Financial Statements 2007 (end June 2007). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by Ministry of Finance: Euro exchange rate of the European Central Bank at year-end 2007, which was EUR 1 per $ 1.4721.

Back to Contents

EXHIBIT (e)

Back to Contents

Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank of (i) the translation of our original German auditor’s report dated March 12, 2008 in the form issued for the original German consolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2007 and (ii) the translation of our original German auditor’s report dated March 12, 2008 in the form issued for the original German unconsolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2007, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-146905) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our original German auditor’s reports were given only with respect to the original and complete German consolidated financial statements and the original and complete German unconsolidated financial statements, respectively, and not to the English translation thereof.

We also consent in this regard to the reference to Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft under the heading “Financial Statements” in this Annual Report on Form 18-K and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Frankfurt am Main, May 16, 2008

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

By:	/s/ Prof. Dr. Kläs
Prof. Dr. Kläs

By:	/s/ Theileis
Theileis

Back to Contents

EXHIBIT (f)

Back to Contents

Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2007, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-146905) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 16, 2008

Federal Republic of Germany

By:	/s/ Elke Kallenbach
Elke Kallenbach Regierungsdirektorin